UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 10-K

_____

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 10 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File No. 001-36837

ENERGIZER HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Missouri	**36-4802442**
(State or other jurisdiction of	**(I. R. S. Employer**
incorporation or organization)	**Identification No.)**
533 Maryville University Drive	
St. Louis, Missouri	**63141**
(Address of principal executive offices)	**(Zip Code)**

(314) 985-2000

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $.01 per share	ENR	New York Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes: ☒   No: ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.
 Yes: ☐   No: ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the
Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to
file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes: ☒   No: ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Yes: ☒   No: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting common equity held by nonaffiliates of the registrant as of the close of business on March 31, 2023, the last day of the registrant's most recently completed second quarter: $2.5 billion.

(For purposes of this calculation only, without determining whether the following are affiliates of the registrant, the registrant has assumed that (i) its directors and executive officers are affiliates, and (ii) no party who has filed a Schedule 13D or 13G is an affiliate. Registrant does not have a class of non-voting common equity securities.)

Number of shares of Energizer Holdings, Inc. Common Stock ("ENR Stock"), $.01 par value, outstanding as of close of business on November 10, 2023: 71,581,328.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Energizer Holdings, Inc. Notice of Annual Meeting and Proxy Statement ("Proxy Statement") for our Annual Meeting of Shareholders which will be held January 29, 2024, have been incorporated into Part III of this Annual Report on Form 10-K. The Proxy Statement will be filed within 120 days of the end of the fiscal year ended September 30, 2023.

	INDEX	

	PART I	

Part I.

Item 1. *Business*.

Additional information required by this item is incorporated herein by reference to Part II, Item 7, "Management's Discussion and Analysis of Financial Conditions and Results of Operations" (MD&A); and Notes 1 and 2 to our Consolidated Financial Statements. Unless the context indicates otherwise, the terms "Energizer," the "Company," "we," "us" or "our" in this Annual Report on Form 10-K, we mean Energizer Holdings, Inc. and its subsidiaries on a consolidated basis, unless we state or the context implies otherwise.

Energizer, through its operating subsidiaries, is a global diversified household products leader in batteries, auto care and portable lights. Energizer is one of the world's largest manufacturers, marketers and distributors of household and specialty batteries; automotive appearance, performance, refrigerant and freshener products; and portable lights. Information about our legal separation from our former parent company and recent acquisitions can be found in the MD&A and Note 1 to our Consolidated Financial Statements.

Energizer is the beneficiary of over 100 years of expertise in the battery and portable lighting products industries and is recognized worldwide for innovation, quality and dependability across its brands which include Energizer®, Eveready® and Rayovac® brands which are marketed and sold around the world.

Energizer's shares of common stock are traded on the New York Stock Exchange under the symbol "ENR."

We use the Energizer name and logo as our trademark as well as those of our subsidiaries. Product names appearing throughout are trademarks of Energizer. This section also may refer to brand names, trademarks, service marks and trade names of other companies and organizations, and these brand names, trademarks, service marks and trade names are the property of their respective owners.

Unless indicated otherwise, the information concerning our industry contained in this Annual Report is based on Energizer's general knowledge of and expectations concerning the industry. Energizer's market position, market share and industry market size are based on estimates using Energizer's internal data and estimates, based on data from various industry analyses, its internal research and adjustments and assumptions that it believes to be reasonable. Energizer has not independently verified data from industry analyses and cannot guarantee their accuracy or completeness. In addition, Energizer believes that data regarding the industry, market size and its market position and market share within such industry provide general guidance but are inherently imprecise. Further, Energizer's estimates and assumptions involve risks and uncertainties and are subject to change based on various factors, including those discussed in the "Risk Factors" section. These and other factors could cause results to differ materially from those expressed in the estimates and assumptions.

Narrative Description of the Business

Our Products

Energizer offers household batteries including primary, rechargeable, specialty and hearing aid using many technologies including lithium, alkaline, carbon zinc, nickel metal hydride, zinc air, and silver oxide. These products are sold globally under the Energizer, Eveready and Rayovac brands, including hearing aid batteries, and the Varta® brand in Latin America and Asia Pacific. Our portfolio spans the performance, premium and price segments.

In addition, we offer auto care products in the appearance, fragrance, performance, and air conditioning recharge product categories. The appearance and fragrance categories include protectants, wipes, tire and wheel care products, glass cleaners, leather care products, air fresheners and washes designed to clean, shine, refresh, disinfect and protect interior and exterior automobile surfaces under the brand names Armor All®, Nu Finish®, Refresh Your Car!®, LEXOL®, Eagle One®, California Scents®, Driven®, Bahama & Co®, Carnu® , Grand Prix , Kit® and Tempo®.

The performance product category includes STP®-branded fuel and oil additives, functional fluids and other performance chemical products that benefit from a rich heritage in the car enthusiast and racing scenes, characterized by a commitment to technology, performance and motor sports partnerships for over 60 years. The brand equity of STP also provides for attractive licensing opportunities that augment our presence in our core performance categories.

The air conditioning recharge product category includes do-it-yourself automotive air conditioning recharge products led by the A/C PRO® brand name, along with other refrigerant and recharge kits, sealants and accessories.

In addition, we offer an extensive line of lighting products designed to meet a variety of consumer needs. We distribute, and market lighting products including handheld, headlights, lanterns, and area lights. In addition to the Energizer, Eveready and Rayovac brands, we market our flashlights under the Hard Case®, Dolphin®, and WeatherReady® sub-brands. In addition to batteries and portable lights, Energizer licenses the Energizer, Eveready and Rayovac brands to companies developing consumer solutions in solar, automotive batteries, portable power for critical devices (like smart phones), generators, power tools, household light bulbs and other lighting products.

Additional information about our products can be found in MD&A in Part II, Item 7 of this Report, and Note 3, Revenue, to our Consolidated Financial Statements.

Our Industry

We are a branded manufacturing and distribution company that markets and sells in the battery, auto care and portable lights categories. These categories are highly competitive, both in the U.S. and on a global basis. We invest in our brands and innovation to meet the needs of consumers, and with our large global footprint, we both manufacture and source our products. Competition within our categories is based upon brand perceptions, product performance, price, retail execution and customer service. Key drivers of the battery business are device usage, consumer demographics and disasters and key drivers for the auto care business are size and age of car parc and miles driven. Competition in this category remains aggressive in the U.S. and other markets and could continue to put additional pressure on our results going forward, particularly as consumers shift consumption between channels such as e-commerce and discounters.

Sales and Distribution

We distribute our products to consumers through numerous retail locations worldwide, including mass merchandisers and warehouse clubs, food, drug and convenience stores, electronics specialty stores and department stores, hardware and automotive centers, e-commerce and military stores. Although a large percentage of our sales are attributable to a relatively small number of retail customers, in fiscal year 2023, only Wal-Mart Stores, Inc. accounted for ten percent or more (14.2%) of the Company's annual sales.

Our products are marketed primarily through a direct sales force, but also through exclusive and non-exclusive distributors and wholesalers. Our products are sold through both "modern" and "traditional" trade. "Modern" trade, which is most prevalent in North America, Western Europe, and more developed economies throughout the world, generally refers to sales through large retailers with nationally or regionally recognized brands. "Traditional" trade, which is more common in developing markets in Latin America, Asia, the Middle East and Africa, generally refers to sales by wholesalers or small retailers who may not have a national or regional presence.

Additional information can be found in the MD&A and Note 2, Summary of Significant Accounting Policies, and Note 3, Revenue, of our Consolidated Financial Statements.

Sources and Availability of Raw Materials

The principal raw materials used by Energizer in the production of batteries and lighting products include electrolytic manganese dioxide, zinc, silver, nickel, lithium, graphite, steel, plastic, brass wire, and potassium hydroxide. The principal raw material used by auto care is refrigerant R-134a, plastic, silicone, steel and aluminum. The prices and availability of these raw materials have fluctuated over time. We believe that adequate supplies of most raw materials and component parts required for all of our operations are available at the present time, although we cannot predict their future availability or prices. Our raw materials and component parts are generally available from a number of different sources, and are susceptible to currency fluctuations and price fluctuations due to supply and demand, transportation, government regulations, price controls, tariffs, economic climate, or other unforeseen circumstances like force majeure. We continue to work to qualify additional sources to ensure continuity and resiliency of supply for these items. We believe we have extensive experience in purchasing raw materials in the commodity markets. From time to time, our management has purchased materials or entered into forward commitments for raw materials to assure supply and to protect margins on anticipated sales volume.

Our Trademarks, Patents and Technology

Our ability to compete effectively in the battery, auto care and portable lights categories depends, in part, on our ability to protect our brands and maintain the proprietary nature of our technologies and manufacturing processes through a combination of trademark, patent and trade secret protection. We own thousands of Energizer, Rayovac, and Eveready trademarks globally, and license Varta trademarks, which we consider to be of substantial importance and which are used individually or in conjunction with other sub-brand names. The number of Energizer, Rayovac, Eveready, Energizer Bunny, and Mr. Energizer trademarks, including related designs, slogans and sub-brands, is currently over 2,800 worldwide.

In our auto care business, we also have the Refresh Your Car!, California Scents, Driven, Bahama & Co., LEXOL, Eagle One, Armor All, STP, Tuff Stuff, Kent Car Care, A/C Pro and the Nu Finish trademarks, and we recently expanded our portfolio in Latin America to add the Carnu, Grand Prix, Kit and Tempo trademarks. The number of trademarks making up the total of the auto care trademark portfolio globally, including related designs, slogans, and sub-brands, is nearly 1,900 worldwide.

We also own a number of patents, patent applications and other technology that relate primarily to battery, automotive fragrance, performance and appearance products and portable lights, which we believe are significant to our business.

Seasonality

Sales and operating profit for our business tends to be seasonal, with increased purchases by consumers and increases in retailer inventories occurring for batteries during our fiscal first quarter and for automotive fragrance, appearance, performance and air conditioning recharge products during our fiscal second and third quarters. In addition, natural disasters such as hurricanes can create conditions that drive short-term increases in the need for portable power and lighting products and thereby increase our battery and flashlight sales. As a result of this seasonality, our inventory and working capital needs fluctuate throughout the year.

Human Capital Resources

Purpose and Culture

Energizer is driven by our purpose to responsibly create products to make lives easier and more enjoyable, and we take very seriously our responsibility to foster a diverse, equitable, and inclusive environment where people feel a sense of belonging. We are committed to providing fulfilling careers and development opportunities for our colleagues at all levels and supporting their well-being at work and at home. By living our culture of winning together, while serving each other, with a willingness to act boldly, all while doing right, we drive an atmosphere where colleagues can feel proud to work for Energizer. Our culture is the foundation for everything we do, and it is essential to fulfilling our mission of being the leader in our categories by better serving consumers and customers:

- *We Win Together*. We relentlessly pursue our goals. We celebrate and move to the next challenge. We act with urgency because windows of opportunity close quickly. We are focused on results.
- *While Serving Each Other*. We care for others' success as much as we do our own. We challenge respectfully to drive better outcomes and work collectively across functions, levels and geographies to achieve our goals. All for one, one for all.
- *With A Willingness to Act Boldly*. We push forward rather than leaning back. We take chances, have a bias for action and go all in to achieve our goals. Even if we fail, we fail together. We are transparent, we learn from it, and we are better for it. We are fearlessly determined.
- *All While Doing Right*. We bring out the best in each other to bring the best to our consumers and customers. We are vulnerable and trust each other with our imperfections. By being inclusive and open, our diverse perspectives amplify what we can achieve. Doing the right thing is all we know.

Employees

As of September 30, 2023, we had approximately 5,080 employees located across 30 countries, including approximately 1,950 employees based in North America, 1,725 employees in Asia Pacific, 890 employees in Europe, the Middle East and Africa, and 515 employees in Latin America. Approximately 300 employees are unionized, primarily at our Fennimore, Wisconsin; Portage, Wisconsin; and Marietta, Ohio, facilities. We consider our employee relations to be good.

Governance

Energizer believes that strong governance principles, policies, and practices contribute to better results for our shareholders. We are proud to have a diverse and independent Board of Directors with the skills, experience and perspectives to help chart the course of our global company.

The Human Capital Committee oversees company policies and practices related to human capital management, including those related to our culture, diversity and inclusion efforts, and rewards and compensation programs. Under the leadership of our Chief Executive Officer, our Chief Human Capital Officer is responsible for developing and executing key aspects of our human capital strategy, including the attraction, development, retention, and engagement of talent to deliver on the company's strategy and the design of competitive compensation and employee benefit programs.

Diversity, Equity, Inclusion and Belonging

Diversity, equity, inclusion, and belonging ("DEIB") is a business imperative that requires active engagement from all leaders and colleagues. We strive to foster an inclusive and diverse workplace culture where colleagues feel a sense of belonging, feel listened to, are included in discussions, and are valued for their contributions.

In fiscal 2023, we continued to focus on the following strategic DEIB priorities:

- *Community*: Promoting a workplace where all colleagues feel safe to express their perspectives and feel they belong to our team;
- *Learning*: Building colleague awareness and understanding to produce respectful and inclusive workplace behaviors and actions; and
- *Talent*: Embracing diversity to attract, recruit, develop, and retain top talent.

Our recruitment strategies are designed to ensure a diverse pipeline of candidates to meet the needs of our business today and in the future. Energizer has taken steps to enhance its talent acquisition process across the organization, including by implementing diversity training for recruiters, interview skills training for colleagues who are new to the interview process, and processes to improve our candidate attraction, selection, and onboarding so we can welcome diverse colleagues to our company. We continually assess our talent guidelines and decisions as part of our efforts to ensure fair and objective hiring practices.

Energizer is proud to have three employee resource groups — the Women's Leadership Network, the African Ancestry Leadership Group, and Mosaic (the Asian-American Ancestry Group) — that help increase the visibility and advancement of diverse colleagues. By embracing our colleagues' diverse cultures, experiences, and ways of thinking, we believe we will deliver better business results and have a more engaged workforce.

Talent Development and Training

Engaged, driven and productive colleagues are essential to achieving growth. All Energizer colleagues participate in annual training focused on topics related to ethics, compliance, diversity, equity, inclusion, and belonging.

For salaried colleagues, we offer a catalog featuring in excess of 2,000 online courses from IT skills to business acumen and leadership skills, along with an online competency model library and supporting training resources. Specific skills-based training is provided to colleagues within their function so they can understand and master necessary job skills and requirements and have access to developmental opportunities. We also encourage career development through individual development planning, formal mentoring programs, team effectiveness workshops, project and change management training, and leadership development programs.

For hourly colleagues, we conduct annual safety, health, and environmental training as well as equipment and other job-relevant training. Colleagues are encouraged to communicate their career interests to their manager and have access to our career center to view available positions.

Compensation and Benefits

Our primary compensation strategy is to "pay for performance" on both a long-term and annual basis, which helps drive a mindset of accountability and productivity and aligns the interests of our colleagues with our shareholders. Our compensation guiding principles are to structure compensation that is simple, aligned and balanced. We believe our compensation guiding principles are strongly aligned with our corporate strategic priorities and our vision for shareholder value creation.

We deliver market-competitive total rewards packages for our colleagues, which vary based on market practices. As part of our commitment to fair pay, we strive to be externally competitive while keeping in mind internal equity across our organization. Pay for performance is our fundamental reward philosophy. We reward and recognize both individual and team results relative to our business goals and commitment to shareholders, as well as behaviors that align with our culture statement. We conduct global pay equity assessments and compensation reviews. We strive to reduce unconscious biases and structural barriers in our hiring practices, performance reviews, promotional guidelines and leadership opportunities that may contribute to pay inequities.

Workplace Safety

In an effort to ensure our colleagues have a safe workplace, Energizer maintains a global safety, health, and environmental ("SHE") policy. Because providing products and services to our customers with zero harm to people and the environment is our goal, we require all colleagues and contractors at our plants and manufacturing facilities to understand and follow our global SHE policy, and we retrain them on this policy annually. Each facility also maintains additional safety policies, measures and procedures specific to its individual needs. In addition, our facilities incorporate the usage of noise and air permits, thus contributing to the decrease of air pollution and creating a safer, more comfortable environment for all colleagues. Our occupational health and safety management system is aimed at addressing three key components of safety:

- Identifying the root cause of safety hazards in our operations;
- Assessing risks associated with all hazards or conditions identified; and
- Mitigating risks associated with known hazards and conditions.

The program establishes minimum requirements for enterprise-wide safety, environmental and Department of Transportation loss-prevention activities. It contributes to our compliance with applicable safety and environmental-related laws, rules and regulations. It aligns with national and international SHE standards such as American National Standards Institute (ANSI) Z-10 and ISO 45001 and provides a framework for 16 SHE elements.

Community

Energizer believes in supporting the communities where we live, work and play. Many of our colleagues are highly active with charities of their own choosing, and the Energizer Giving Foundation enables them to make a greater difference by matching their contributions dollar-for-dollar. Energizer also supports *Feed the Children* and disaster relief efforts through our partnership with the Red Cross. Since 2016, Energizer has donated more than 18 million batteries and portable lighting products in North America alone.

The World Health Organization celebrates World Hearing Day every March to raise awareness of hearing loss, encourage individuals to recognize the signs of hearing loss in themselves or loved ones and advocate for audiology checkups. In support of this effort, Rayovac promotes an online hub of information and articles for consumers to raise awareness of the seriousness and importance of hearing loss, and help people to recognize their own hearing loss, or recognize the symptoms in a loved one – prompting them to get a checkup.

Energizer takes seriously our responsibility to support communities in need during times of crisis and disaster. Throughout the last year, we responded to hurricanes and wildfires across the globe with product donations.

Relevant Company Policies

Energizer's policies in support of the topics discussed in this section, including the Equal Employment Opportunity Policy, Social Policy (Human Rights and Labor Rights), and Safety, Health, and Environmental Policy, can be found in the Policies section of the Energizer Holdings, Inc. website.

Governmental Regulations and Environmental Matters

Our operations, including the manufacture, packaging, labeling, storage, distribution, advertising and sale of our products, are subject to various federal, state, local and foreign laws and regulations, including those intended to protect public health and the environment. In the U.S. many of our products are regulated by the Consumer Product Safety Commission, the Environmental Protection Agency, and by the Federal Trade Commission with respect to advertising. Similar regulations have been adopted by authorities in foreign countries where we sell our products, and by state and local authorities in the U.S. We are also subject to extended producer responsibility (EPR) fees regarding the recycling of batteries and packaging; regulations regarding transportation, storage or use of certain chemicals to protect the environment; and regulations in other related areas, such as sustainability, including the European Union Batteries Regulation and updates to EU REACH, the EU Detergents Regulation, the EU General Product Safety Regulation, and Classification, Labeling, and Packaging (CLP) laws. In order to conduct our operations in compliance with these laws and regulations we must obtain and maintain numerous permits,

approvals and certificates from various federal, foreign, state and local governmental authorities.

In recent years, refrigerants such as R-134a, which is a critical component of our auto care business' aftermarket A/C products, have become the subject of regulatory focus due to their potential to contribute to global warming. The EU has passed regulations that essentially phased out of R-134a in automotive cooling systems in new vehicles by 2017. Canada has also implemented similar regulations, phasing into effect beginning in 2021. The United States passed the American Innovation and Manufacturing Act (AIM Act) in 2020, which also regulates refrigerants, and individual states are also regulating the sale and distribution of products containing R-134a and state limitations on PFAs often include blanket restrictions on refrigerants. In addition, regulations may also be enacted governing the packing, use and disposal of our auto care business' products containing refrigerants.

The U.S. Foreign Corrupt Practices Act (FCPA) prohibits bribery of public officials to obtain or retain business in foreign jurisdictions and requires us to keep accurate books and records and to maintain internal accounting controls to detect and prevent bribery and to ensure that transactions are properly authorized. We are also subject to similar or even more restrictive anti-corruption laws imposed by the governments of other countries where we do business, including the UK Bribery Act of 2010 and the Brazil Clean Company Act. We make sales and operate in countries known to experience corruption that are rated as high-risk nations. Our business activities in such countries create the risk of unauthorized conduct by one or more of our employees, customs brokers, freight forwarders, or distributors that could be in violation of various laws including the FCPA or similar local regulations.

Our business is subject to competition laws in the various jurisdictions where we operate, including the Sherman Antitrust Act and related federal and state antitrust laws in the U.S. These laws and regulations generally prohibit competitors from fixing prices, boycotting competitors, or engaging in other conduct that unreasonably restrains competition. In many jurisdictions, compliance with these competition laws is of special importance to us, and our operations may come under special scrutiny by competition law authorities, due to our competitive position in those jurisdictions.

The Company is also required to comply with increasingly complex and changing laws and regulations enacted to protect business and personal data in the United States and other jurisdictions regarding privacy, data protection and data security, including those related to the collection, storage, use, transmission and protection of personal information and other consumer, customer, vendor or employee data. Such privacy and data protection laws and regulations, including with respect to the European Union's GDPR, the Brazilian Data Protection Law, and the California Consumer Privacy Act of 2018 (CCPA), and the interpretation and enforcement of such laws and regulations, are continuously developing and evolving and there is significant uncertainty with respect to how compliance with these laws and regulations may evolve and the costs and complexity of future compliance.

We also must comply with various environmental laws and regulations in the jurisdictions in which we operate, including those relating to the handling and disposal of solid and hazardous wastes, recycling of batteries and packaging, the remediation of contamination associated with the use and disposal of hazardous substances, chemicals in products and product safety. We are currently involved in or have potential liability with respect to the remediation of past contamination in the operation of some of our current and former manufacturing facilities. In addition, some of our present and former facilities have or had been in operation for many years and, over that time, some of those facilities may have used substances or generated and disposed of wastes that are or may now be considered hazardous. It is possible that those sites, as well as disposal sites owned by third parties to whom we have sent waste, may be identified and become the subject of remediation. We could also become subject to additional environmental liabilities in the future, whether as a result of new laws and regulations or otherwise, which could result in a material adverse effect on our financial condition and results of operations.

For additional information on the laws and regulations that apply to our business, see MD&A and Note 20, Environmental and Regulatory, to our Consolidated Financial Statements. For a discussion of the risks associated with these laws and regulations, see Part I, Item 1A, "Risk Factors."

Available Information

Energizer regularly files periodic reports with the SEC, including annual reports on Form 10-K and quarterly reports on Form 10-Q, as well as, from time to time, current reports on Form 8-K, and amendments to those reports. The SEC maintains an Internet site containing these reports, and proxy and information statements, at www.sec.gov. These filings are also available free of charge on Energizer's website, at www.energizerholdings.com, as soon as reasonably practicable after their electronic filing with the SEC. Information on Energizer's website does not constitute part of this Form 10-K.

Item 1A. *Risk Factors*.

In the course of conducting our business operations, we are exposed to a variety of risks, some of which are inherent in our industry and others of which are more specific to our own businesses. The discussion below addresses the material factors, of

which we are currently aware, that could affect, and in certain cases have affected, our businesses, results of operations and financial condition and make an investment in the Company speculative or risky.

Additional factors that could affect our businesses, results of operations and financial condition are discussed in Forward-Looking Statements in MD&A. However, other factors not discussed below or elsewhere in this Annual Report on Form 10-K could also adversely affect our businesses, results of operations and financial condition. Therefore, the risk factors below should not be considered a complete list of potential risks that we may face.

Any risk factor described in this Annual Report on Form 10-K or in any of our other SEC filings could by itself, or together with other factors, materially adversely affect our liquidity, competitive position, business, reputation, results of operations, capital position or financial condition, including by materially increasing our expenses or decreasing our revenues, which could result in material losses. Investors should not interpret the disclosure of a risk to imply that the risk has not already materialized.

Economic, Competitive and Industry Risks

Global economic and financial market conditions beyond our control might materially and negatively impact us.

General economic factors beyond our control could adversely affect our business and results of operations. These factors include, but are not limited to, recent supply chain disruptions, labor shortages, wage pressures, rising inflation and potential economic slowdown or growing recession risk, as well as input costs including fuel and energy costs (for example, the price of gasoline), foreign currency exchange rate fluctuations, and other matters that influence consumer spending and preferences.

In addition, the COVID-19 pandemic, geopolitical instability, including the conflict in Ukraine, as well as other global events have significantly increased global macroeconomic uncertainty and volatility. In response to unfavorable economic conditions, there has been and, in the future, could be a reduction in discretionary spending, which may lead to reduced net sales or cause a shift in our product mix from higher-margin to lower-margin product offerings or a shift of purchasing patterns to lower cost options such as "private label" brands sold by retail chains or price brands. This shift could drive the market towards lower margin products or force us to reduce prices for our products in order to compete. Similarly, our retailer customers could reduce their inventories, shift to different products or require us to lower our prices to retain the shelf placement of our products. Conversely, rapid increases in demand due to improving economic conditions could lead to supply chain challenges.

Global markets continued to face threats and uncertainty during fiscal year 2023. Uncertain economic and financial market conditions may also adversely affect the financial condition of our customers, suppliers and other business partners. Any significant decrease in customers' purchases of our products or our inability to collect accounts receivable resulting from an adverse impact of the global markets on customers' financial condition could have a material adverse effect on our business, financial condition and results of operations. Additionally, disruptions in financial markets could reduce our access to debt and equity capital markets, negatively affecting our ability to implement our business strategy.

Competition in our product categories might hinder our ability to execute our business strategy, achieve profitability, or maintain relationships with existing customers.

We face intense competition from consumer product companies both in the U.S. and in global markets. Most of our products compete with other widely advertised, promoted and merchandised brands within each product category. The categories in which we operate are mature and highly competitive, with a mix of large, small, and private label manufacturers competing for consumer acceptance, limited retail shelf space and e-commerce opportunities. Because of the highly competitive environment in which we operate, our customers, including online retailers, frequently seek to obtain pricing concessions or better trade terms, resulting in either a reduction of our margins or the loss of distribution to lower-cost competitors.

Competition in our product categories is based upon brand perceptions, innovation, product performance, customer service and price. Our ability to compete effectively is, and in the future could be, affected by a number of factors, including:

- Certain of our competitors have substantially greater financial, marketing, research and development, and other resources and greater market share in certain segments than we do, which could provide them with greater scale and negotiating leverage with retailers and suppliers. These competitors may be able to spend more aggressively on advertising and promotional activities, introduce competing products more quickly and respond more effectively to changing business and economic conditions than we can.

- Our competitors may have lower production, sales and distribution costs, and higher profit margins.
- Our competitors have obtained, and may in the future be able to obtain, exclusivity or sole source at particular retailers or favorable in-store placement.
- We may lose market share to certain retailers, including club stores, grocery, dollar stores, mass merchandisers and internet-based retailers, which may offer private label brands that are typically sold at lower prices and compete with our products in certain categories.

Changes in the retail environment and consumer preferences could adversely affect our business, financial condition and results of operations.

Our sales have historically been largely concentrated in the traditional retail grocery, mass retail outlet, warehouse club and dollar store channels. Alternative retail channels, including hard discounters, e-commerce retailers and subscription services, have become more prevalent, and retailers are increasingly selling consumer products through such channels. In addition, alternative sales channels and business models, such as private label and store brands, direct-to-consumer brands and channels and discounter channels continue to evolve. In particular, the growing presence of, and increasing sales through, e-commerce retailers have affected, and may continue to affect, consumer preferences (as consumers increasingly shop online) and market dynamics, including any pricing pressures for consumer goods as retailers face added costs to build their e-commerce capacity. Although we are engaged in e-commerce with respect to many of our products, if we are not successful in responding to these competitive factors, changing consumer preferences and market dynamics or expanding sales through evolving sales channels, especially e-commerce retailers, hard discounters and other alternative retail channels, our business, financial condition and results of operations may be negatively impacted.

We must successfully manage the demand, supply, and operational challenges brought about by any disease outbreak, including epidemics, pandemics, or similar widespread public health concerns.

Our operations are impacted by consumer spending levels, impulse purchases, the availability of our products to retailers and our ability to manufacture, store and distribute products to our customers and consumers in an effective and efficient manner. The fear of exposure to or actual effects of a disease outbreak or similar widespread public health concern, could negatively impact our overall business, financial position and financial results. These impacts may include, but are not limited to:

- Significant reductions, shifts or fluctuations in demand for one or more of our products;
- Inability to meet our customers' needs due to disruptions in our manufacturing and supply chain arrangements caused by the loss or disruption of essential manufacturing and supply chain elements. In addition, we may incur higher costs for transportation, workforce and distribution capability in order to maintain the surety of supplying product to our customers;
- Failure of third parties upon which we rely, including our suppliers, contract manufacturers, distributors, contractors and commercial banks, to meet their obligations to us in a timely manner; and
- Significant changes in the political and regulatory landscape in the markets in which we manufacture, sell or distribute our products, which may include, but are not limited to, restrictions on international trade, governmental or regulatory actions, closures or other restrictions that limit or suspend our or our third-party partners' or customers' operating and/ or manufacturing capabilities, including operations necessary for the production, distribution, sale, and support of our products, which could adversely impact our results.

Loss or impairment of the reputation of our Company or our leading brands or failure of our marketing plans could have an adverse effect on our business.

We depend on the continuing reputation and success of our brands. Maintaining a strong reputation with consumers, customers, the trade, suppliers and other third-party partners is critical to the success of our business. Negative publicity about us or our brands, including product safety, quality, efficacy, environmental impacts (including packaging, energy and water use, matters related to climate and waste management) and other sustainability or similar issues, whether real or perceived, could occur and could be widely and rapidly disseminated, including through the use of social media or network sites. Our operating results could be adversely affected if any of our brands suffers damage to its reputation due to real or perceived issues. Any damage to our brands could impair our ability to charge premium prices for our products, resulting in the reduction of our margins or losses of distribution to lower price competitors, or may require us to record impairments of intangible assets, including trademarks or goodwill, and adversely affect our business, financial condition and results of operations.

The success of our brands can suffer if our marketing plans or new product offerings do not improve, or have a negative impact on, our brands' image or ability to attract and retain consumers. Additionally, if claims made in our marketing

campaigns subject us to claims and litigation alleging false advertising, which is common in some categories in our industry, such claims and litigation could damage our brand or cause us to alter our marketing plans in ways that may materially and adversely affect sales, or result in the imposition of significant damages against us. In addition, our products could face quality or safety issues, which could result in our withdrawing or recalling the product from the marketplace and may lead to decreased demand for, and sales of, such products and harm the reputation of the related brands. We also license certain of our brands to third parties, and such licenses and partnerships may create additional exposure for those brands to product safety, quality, sustainability and other concerns.

Loss of any of our principal customers could significantly decrease our sales and profitability.

A large percentage of our sales are attributable to a relatively small number of retail customers, and we may continue to derive a significant portion of our future revenues from a small number of customers. Additionally, with the growing trend towards retailer consolidation, both in the U.S. and internationally, the rapid growth of e-commerce and the integration of traditional and digital operations at key retailers, we are increasingly dependent on certain retailers. As a result, changes in the strategies or demands of our largest customers, including a reduction in the number of brands they carry, a shift of shelf space to private label or competitors' products or a decision to lower pricing of consumer products, including branded products, may harm our net sales or margins, and reduce our ability to offer new, innovative products to consumers. Furthermore, these large, consolidated companies could also exert additional competitive pressure on our other customers, which could in turn lead to similar demands on us. If we cease doing business with a significant customer or if we experience a significant reduction in net sales to a key customer, it could have a material adverse effect on our business, financial condition and results of operations.

Customers could reduce their purchasing levels or cease buying products from us at any time and for any reason. If we do not effectively respond to the demands of our customers, they could decrease their purchases from us, causing our net sales and net earnings to decline.

Our ability to meet our growth targets depends on successful product, marketing and operations innovation and successful responses to competitive innovation and changing consumer habits.

A large percentage of our revenues comes from mature markets that are subject to high levels of competition. Achieving our business results depends, in part, on successfully developing, introducing and marketing new products and on making significant improvements to our equipment and manufacturing processes. The successful development and introduction of new products requires retail and consumer acceptance and overcoming the reaction from competitors. New product introductions in categories where we have existing products will likely also reduce the sales of our existing products. Our investments in research and development may not result in successful products or innovation that will recover the costs of such investments. Our customers or consumers may not purchase our new products once introduced. Additionally, new products could require regulatory approval which may not be available or may require modification to the product which could impact the production process and the timely introduction of the products. Our competitors may introduce new or enhanced products that outperform ours, or develop manufacturing technology that permits them to manufacture at a lower cost relative to ours and sell at a lower price. If we fail to develop and launch successful new products or fail to reduce our cost structure to a competitive level, we may be unable to grow our business and compete successfully.

We must also successfully respond to technological advances made by, and intellectual property rights granted to, competitors. Failure to continually innovate, improve and respond to competitive moves and changing consumer habits could compromise our competitive position and adversely impact our results. With respect to the battery category, we have been assessing volume and device trends over the last several years, and although baseline emerging device and demographic trends combined with the stabilization of the device universe lead us to believe the long term outlook for category volume will be flat to slightly positive, there is no assurance this trend will continue. An increasing number of devices are using built-in battery systems, such as rechargeable hearing aids, particularly in developed markets, leading to potential declining volume trend in the battery category. Additionally, there could be a negative impact on the demand for primary batteries and could put additional pressure on results going forward, both directly through reduced consumption and indirectly as manufacturers aggressively price and promote their products to seek to retain market share or gain battery shelf space.

Our business also depends on our ability to continue to manufacture our existing products to meet the applicable product performance claims. Any decline in these standards could result in the loss of business and negatively impact our performance and financial results. Finally, our ability to maintain favorable margins on our products requires us to manage our manufacturing and other production costs relative to our prices. We may not be able to increase our prices in response to production cost increases, which would decrease our profit margins and negatively impact our business and financial results.

We have implemented price increases in the past and may implement price increases in the future, which may slow sales growth or create volume declines in the short term as customers and consumers adjust to these price increases. In addition, our competitors may or may not take competitive actions, which may lead to sales declines and loss of market share. If we are unable to increase market share in existing product lines, develop product innovations, undertake sales, marketing and advertising initiatives that grow our product categories or develop, acquire or successfully launch new products or brands, we may not achieve our sales growth objectives. Furthermore, a general decline in the markets for certain product categories has had and may in the future have a negative impact on our financial condition and results of operation. In addition, changes to the mix of products that we sell, as well as the mix of countries in which we sell our products, may adversely impact our net sales, profitability and cash flow.

We are subject to risks related to our international operations, including currency fluctuations, which could adversely affect our results of operations.

We currently conduct our business on a worldwide basis, with more than 40% of our sales in fiscal year 2023 arising from foreign countries, and a significant portion of our production capacity and cash is located overseas. Consequently, we are subject to a number of risks associated with doing business in foreign countries, including:

- unfavorable and uncertain macroeconomic and geopolitical conditions and potential operational or supply chain disruptions as a result of these developments;
- political or economic instability, labor disputes, government corruption and civil unrest, including political or economic instability in the countries of the Eurozone, Egypt, Russia, the Middle East and certain markets in Latin America;
- potential disruption from wars and military conflicts;
- price controls and related government actions;
- the possibility of nationalization of business or industries, expropriation, confiscatory taxation or other similar government action;
- the inability to repatriate foreign-based cash for strategic needs in the U.S., either at all or without incurring significant income tax and earnings consequences, as well as the heightened counterparty, internal control and country-specific risks associated with holding cash overseas;
- the effect of foreign income taxes, value-added taxes and withholding taxes, including the inability to recover amounts owed to us by a government authority without extended proceedings or at all;
- the effect of the U.S. tax treatment of foreign source income and losses, and other restrictions on the flow of capital between countries;
- adverse changes in local investment, local employment, local training or exchange control regulations;
- legal and regulatory constraints, including the imposition of tariffs, trade restrictions, price, profit or other government controls, labor laws, immigration restrictions, travel restrictions, including as a result of COVID-19 or other outbreaks of infectious diseases, import and export laws or other government actions generating a negative impact on our business, including changes in trade policies that may be implemented;
- currency fluctuations, including the impact of hyper-inflationary conditions in certain economies, particularly where exchange controls limit or eliminate our ability to convert from local currency;
- difficulties in hiring and retaining qualified employees;
- employment litigation related to employees, contractors and suppliers, particularly in Latin America and Europe;
- difficulties in obtaining or unavailability of raw materials;
- difficulty in enforcing contractual and intellectual property rights;
- continuing legal, political and economic uncertainty from the United Kingdom's exit from the European Union, including the long-term impact of the bilateral trade and cooperation deal governing the relationship between the United Kingdom and the European Union and the potential for increasing divergence between the European Union and United Kingdom legal regimes;
- lack of well-established or reliable, and impartial legal systems in certain countries where we operate;
- challenges relating to enforcement of or compliance with local laws and regulations and with U.S. laws affecting operations outside of the U.S., including without limitation, the U.S. FCPA; and
- risks related to natural disasters, terrorism, social unrest and other events beyond our control.

We are also exposed to foreign currency exchange rate risks with respect to our net sales, net earnings and cash flow driven by movements of the U.S. dollar relative to other currencies. A weakening of the currencies in which sales are denominated relative to the currencies in which costs are denominated would decrease net earnings and cash flow, and our foreign currency hedges only offset a portion of our exposure to foreign currency fluctuations, including devaluations. Foreign currency fluctuations also may affect our ability to achieve sales growth. A weakening of foreign currencies in which we

generate sales relative to the U.S. dollar would decrease our net sales. Accordingly, our reported net earnings may be negatively affected by changes in foreign exchange rates.

If we fail to protect our intellectual property rights, competitors may manufacture and market similar products, which could adversely affect our market share and results of operations.

The vast majority of our total revenues are from products bearing proprietary trademarks. In addition, we own or license a number of patents, patent applications and other technology. We rely on trademark, trade secret, patent and copyright laws to protect our intellectual property rights. We cannot be certain that we will be able to effectively utilize these intellectual property rights or that we can successfully assert or defend these rights. There is a risk that we will not be able to obtain and perfect or maintain our own intellectual property rights or, where appropriate, license intellectual property rights necessary to support new product introductions. In addition, even if we can protect such rights in the United States, the laws of some other countries in which we sell our products may not protect intellectual property rights to the same extent as the laws of the United States. It is also possible that our brands may not be available for use in certain countries due to prior third-party rights, thereby limiting expansion of our brands. If other parties infringe our intellectual property rights, they may dilute or diminish the value of our brands and products in the marketplace, which could diminish the value that consumers associate with our brands and harm our net sales. The failure to perfect and protect our intellectual property rights could make us less competitive and could have a material adverse effect on our business, financial condition and results of operations.

We cannot be certain that our intellectual property rights will not be invalidated, circumvented or challenged in the future, and we could incur significant costs in connection with legal actions relating to such rights. As patents expire, we could face increased competition, which could negatively impact our operating results. Additionally, a finding that we have violated the trademark, trade secret, copyright, patent or other intellectual property rights of others, directly or indirectly, through the use of third-party marks, ideas or technologies, could result in the need to cease use of such trademark, trade secret, copyrighted work or patented invention in our business, as well as the obligation to pay for past infringement. If holders are willing to permit us to continue to use such intellectual property rights, they could require a payment of a substantial amount for continued use of those rights. Either ceasing use or paying such amounts could cause us to become less competitive and could have a material adverse effect on our business, financial condition and results of operations.

Operational and Technology Risks

Changes in production costs, including raw material prices and transportation costs, from inflation or otherwise, have adversely affected, and in the future could erode, our profit margins and negatively impact operating results.

Pricing and availability of raw materials, energy, transportation and other services needed for our business can be volatile due to general economic conditions, inflation, labor costs, production levels, import duties and tariffs and other factors beyond our control. There is no certainty that we will be able to offset future cost increases. This volatility can significantly affect our production cost and may, therefore, have a material adverse effect on our business, results of operations and financial condition.

Volatility, availability and increases in the cost of raw materials and transportation have negatively impacted, and are likely to continue to negatively impact, the Company's results of operations. Significant inflationary pressures have impacted our gross margin in fiscal 2022, and we expect inflationary pressures to continue into fiscal 2023. We believe commodity price and other cost increases and volatility, especially due to the ongoing COVID-19 pandemic, could continue in the future. If such increases occur or exceed our estimates and we are not able to increase the prices of our products or achieve cost savings to offset such cost increases, our results of operation would be harmed. In addition, even if we increase the prices of our products in response to increases in the cost of commodities, transportation or other cost increases, we may not be able to sustain our price increases. Sustained price increases may lead to declines in volume as competitors may not adjust their prices or customers may decide not to pay the higher prices, which could lead to sales declines and loss of market share. Our projections may not accurately predict the volume impact of price increases, which could adversely affect our business, financial condition and results of operations.

Our reliance on certain significant suppliers subjects us to numerous risks, including possible interruptions in supply, which could adversely affect our business.

Our ability to maintain consistent quality throughout our operations depends in part upon our ability to acquire certain products in sufficient quantities. Supply shortages for a particular component can delay production and thus delay shipments to customers and the associated revenue of all products using that component. This has caused, and, in the future, could cause us to experience a reduction in sales, increased inventory levels and costs and could adversely affect relationships with existing

and prospective customers. In some cases, we may have only one supplier for a product or service. Our dependence on single-source suppliers subjects us to the possible risks of shortages, interruptions and price fluctuations, and possible litigation when we change vendors because of performance issues. Global economic factors continue to put significant pressure on suppliers, all of which tends to make the supply environment more expensive. If any of these vendors is unable to fulfill its obligations, or if we are unable to find replacement suppliers in the event of a supply disruption, we could encounter supply shortages and/or incur higher costs to secure adequate supplies, either of which could materially harm our business.

Our business is vulnerable to the availability of raw materials, as well as our ability to forecast customer demand and manage production capacity.

Our ability to meet customer demand depends, in part, on our production capacity and on obtaining timely and adequate delivery of materials, parts and components from our suppliers. From time to time, suppliers may extend lead times, limit the amounts supplied to us or increase prices due to capacity constraints or other factors. Supply disruptions may also occur due to shortages of critical materials. In addition, a number of our raw materials are obtained from a single supplier. Many of our suppliers must undertake a time-consuming qualification process before we can incorporate their raw materials into our production process. If we are unable to obtain materials from a qualified supplier, it can take up to a year to qualify a new supplier, assuming an alternative source of supply is available. Our raw materials and component parts are also susceptible to currency fluctuations and price fluctuations due to supply and demand, transportation, government regulations, price controls, tariffs, economic climate, or other unforeseen circumstances. A reduction or interruption in supplies or a significant increase in the price of one or more supplies could have a material adverse effect on our business, financial condition and results of operations. A reduction or disruption in our production capacity or our supplies could delay products and the fulfillment of orders and otherwise negatively impact our business and reputation.

We must accurately predict both the demand for our products and the lead times required to obtain the necessary components and materials. If we overestimate demand, we may experience underutilized capacity and excess inventory levels. If we underestimate demand, we may miss delivery deadlines and sales opportunities and incur additional costs for labor overtime, equipment overuse and logistical complexities. In addition, sales of certain of our products tend to be seasonal. As a result of this seasonality, our inventory and working capital needs fluctuate significantly throughout the year. Orders from retailers are often made late in the period preceding the applicable peak season, making forecasting of production schedules and inventory purchases difficult. Difficulties in the production process could reduce yields or interrupt production, and, as a result, we may not be able to deliver products on time or in a cost-effective, competitive manner. Our failure to adequately manage our capacity could have a material adverse effect on our business, financial condition and results of operations.

Additionally, as a result of the desire of retailers to more closely manage inventory levels, there is a growing trend among them to purchase products on a "just-in-time" basis. Due to a number of factors, including manufacturing lead-times, availability of raw materials, seasonal purchasing patterns and the potential for material price increases, we may be required to shorten our lead-time for production and more closely anticipate our retailers' and customers' demands, which has caused us to, and in the future could require us to, carry additional inventories and increase our working capital and related financing requirements. This may increase the cost of warehousing inventory or result in excess inventory becoming difficult to manage, unusable or obsolete. In addition, if our retailers significantly change their inventory management strategies, we may encounter difficulties in filling customer orders or in liquidating excess inventories, or may find that customers are cancelling orders or returning products, which may have a material adverse effect on our business.

The manufacturing facilities, supply channels or other business operations of the Company and our suppliers may be subject to disruption from events beyond our control.

Operations of the manufacturing and packaging facilities worldwide and corporate offices of the Company and our suppliers, and the methods we and our suppliers use to obtain supplies and to distribute our products, may be subject to disruption for a variety of reasons, including work stoppages, cyber-attacks and other disruptions in information technology systems, demonstrations, disease outbreaks or pandemics, acts of war or conflicts, terrorism, fire, earthquakes, flooding or other natural disasters, disruptions in logistics, loss or impairment of key manufacturing sites, supplier capacity constraints, raw material and product quality or safety issues, industrial accidents or other occupational health and safety issues, availability of raw materials, and other regulatory issues, trade disputes between countries in which we have operations, such as the U.S. and China. There is also a possibility that third-party manufacturers, which produce a significant portion of certain of our products, could discontinue production with little or no advance notice, or experience financial problems or problems with product quality or timeliness of product delivery, resulting in manufacturing delays or disruptions, regulatory sanctions, product liability claims or consumer complaints. If a major disruption were to occur, it could result in delays in shipments of products to customers or suspension of operations. We maintain business interruption insurance to potentially mitigate the impact of business interruption, but such coverage may not be sufficient to offset the financial or reputational impact of an interruption.

The Company's future results may be affected by its operational execution, including its ability to achieve cost savings as a result of any current or future restructuring efforts.

The Company's financial results depend on the successful execution of its business operating plans. To operate more efficiently and control costs, we have entered into, and may in the future enter into, restructuring and cost reduction plans (including Project Momentum, our previously announced profit recovery program). Our ability to achieve the anticipated cost savings and other benefits from these initiatives within the expected time frame is subject to many estimates and assumptions and other factors that we may not be able to control. We may also incur significant charges related to restructuring plans, which would reduce our profitability in the periods such charges are incurred. Execution of any restructuring program also presents a number of significant risks, including:

- actual or perceived disruption of service or reduction in service standards to customers;
- the failure to preserve adequate internal controls as we restructure our general and administrative functions, including our information technology and financial reporting infrastructure;
- the failure to preserve supplier relationships and distribution, sales and other important relationships and to resolve conflicts that may arise;
- loss of sales as we reduce or eliminate staffing for non-core product lines;
- diversion of management attention from ongoing business activities; and
- failure to maintain employee morale and retain key employees while implementing benefit changes and reductions in the workforce.

Gaining additional efficiencies may become increasingly difficult over time. If we are unable to generate anticipated cost savings, successfully implement our strategies or efficiently manage our supply chain and manufacturing processes, our results of operations could suffer.

 In addition, the Company is executing its digital transformation program that is focused on redefining our processes, implementing new tools and expanding our data to enhance connectivity along the value chain and enable us to make decisions faster. We also continue to seek to penetrate new markets and introduce new products and product innovations. We may fail to implement these goals and strategies or to achieve the desired results, and we may fail to achieve one or more of our financial goals for one or more of the relevant fiscal years.

If our goodwill and indefinite-lived intangible assets become impaired, we will be required to record impairment charges, which may be significant.

We have a material amount of goodwill and other intangible assets which are periodically evaluated for impairment in accordance with current accounting standards. Goodwill and indefinite-lived intangible assets are initially recorded at fair value and not amortized, but are tested for impairment at least annually in the fourth quarter or more frequently if impairment indicators arise. Fair value for both goodwill and other indefinite-lived intangible assets is determined based on a cash flow analysis. If the carrying values of the reporting unit or indefinite-lived intangible assets exceed their fair value, the goodwill or indefinite-lived intangible assets are considered impaired. If current expectations for revenue growth rates, gross margin rates, operating expenses, and discount rates are not met, or other economic and financial market conditions were to change, we may be required in the future to record impairment of the carrying value of goodwill or other indefinite-lived intangible assets during the period in which any impairment is determined. Any such impairment charges could have a material adverse effect on our results of operations.

Sales of certain of our products are seasonal and adverse weather conditions during our peak selling seasons for certain auto care products could have a material adverse effect.

Sales of certain of our auto care products tend to be seasonal. Historically, sales for certain auto care products typically have peaked during the first six months of the calendar year due to customer seasonal purchasing patterns and the timing of promotional activities. Purchases of our auto care products, especially our auto appearance and A/C recharge products, can be significantly impacted by unfavorable weather conditions during the summer period, and as a result we may suffer decreases in net sales if conditions are not favorable for use of our products. If adverse weather conditions during the first six months of the calendar year (our second and third fiscal quarters) when demand for auto care products typically peaks persist, our business, financial condition and results of operations could be materially and adversely affected.

A failure of a key information technology system could adversely impact our ability to conduct business.

We rely extensively on information technology systems, including some that are managed by third-party service providers, in order to conduct business. These systems include, but are not limited to, programs and processes relating to internal and external communications, ordering and managing materials from suppliers, converting materials to finished products, shipping products to customers, processing transactions, summarizing and reporting results of operations, and complying with regulatory, legal or tax requirements. These information technology systems could be damaged or cease to function properly due to the poor performance or failure of third-party service providers, catastrophic events, power outages, security breaches, network outages, failed upgrades or other similar events. If our business continuity plans do not effectively resolve such issues on a timely basis, we may suffer interruptions in conducting our business, which may adversely impact our operating results. In addition, we continuously assess and implement upgrades to improve our information technology systems globally. As such, during these implementation periods, we face a heightened risk of system interruptions and deficiencies or failures in our internal controls involving our information systems and processes.

We continue to utilize various legacy hardware, software and operating systems, which may be vulnerable to increased risks, including the risk of system failures and disruptions, and may need to be upgraded or replaced in the future as third-party service providers stop supporting these systems. If we do not successfully upgrade or replace these legacy systems in a timely manner, system outages, disruptions or delays, or other issues may arise. We must also successfully integrate the technology systems of acquired companies into our existing and future technology systems, including with third-party service providers and processes. If a new system does not function properly or is not adequately supported by third-party service providers and processes, it could limit or prevent us from processing and delivering customer orders and processing and receiving payments for our products. This could adversely impact our results of operations and cash flows.

We rely significantly on information technology and any inadequacy, interruption, theft or loss of data, malicious attack, integration failure, failure to maintain the security, confidentiality or privacy of sensitive data residing on our systems or other security failure of that technology could harm our ability to effectively operate our business and damage the reputation of our brands.

Our systems and networks, as well as those of our retailer customers, suppliers, service providers, and banks, have and may in the future become the target of cyberattacks or information security breaches, which in turn could result in the unauthorized release and misuse of confidential or proprietary information about our company, employees, customers or consumers, as well as disrupt their and our operations or damage their and our facilities or those of third parties. We have seen an increase in the number of such attacks since a large number of our employees began working remotely. Furthermore, such attacks may originate from nation states or attempts by outside parties, hackers, criminal organizations or other threat actors. Any significant breaches or breakdowns of such databases or systems could result in significant costs, including costs to investigate or remediate. While we have taken steps to maintain and enhance cyber security and address these risks and uncertainties by implementing security technologies, internal controls, network and data center resiliency, redundancy and recovery processes, upgrading our remote work environment and by obtaining insurance coverage, these measures may be inadequate. In addition, such incidents could result in unauthorized disclosure and misuse of material confidential information. Cyber threats are becoming more sophisticated, are constantly evolving and are being made by groups and individuals with a wide range of expertise and motives, and this increases the difficulty of detecting and successfully defending against them. Data breaches or theft of personal information we and our third-party service providers collect, as well as company information and assets, have occurred in the past and may occur in the future and the failure to remediate such intrusions may adversely affect our reputation and financial condition.

We may not be able to attract, retain and develop key employees, as well as effectively manage human capital resources.

Our future performance depends significantly upon the continued service of our executive officers and other key employees, as well as our continuing ability to attract, retain and develop highly qualified and diverse employees, including future members of our management team. Competition for such employees is intense, and there can be no assurance that we can retain and motivate our key employees or attract and retain other highly qualified employees in the future.

In addition, competition for labor remains strong and labor costs for manufacturing in the US and Singapore, among other countries, continue to rise. Labor is one of the primary components in the cost of operating our business. If we face labor shortages and increased labor costs as a result of increased competition for employees, higher employee turnover rates, increases in employee benefits costs, or labor union organizing efforts, our operating expenses could increase and results of operations could be adversely impacted. Labor shortages, higher employee turnover rates and labor union organizing efforts could also lead to disruptions in our business.

A failure to adequately manage human capital resources could have a material adverse effective on our business, prospects, reputation, financial condition and results of operations. Additionally, the escalating costs of offering and administering health care, retirement and other benefits for employees could result in reduced profitability.

Financial and Strategic Risks

We have significant debt obligations that could adversely affect our business.

As of September 30, 2023, our total aggregate outstanding indebtedness was approximately $3.4 billion. We had $492.9 million of additional capacity available under a senior secured revolving credit facility, inclusive of issued and outstanding letters of credit totaling approximately $7.1 million. This significant amount of debt could have important consequences to us and our shareholders, including:

- requiring a substantial portion of our cash flow from operations to make payments on this debt, thereby limiting the cash we have available to fund future growth opportunities, such as research and development, capital expenditures and acquisitions;
- restrictive covenants in our debt arrangements that limit our operations and borrowing, and place restrictions on our ability to pay dividends or repurchase common stock;
- the risk of a future credit ratings downgrade of our debt or rising interest rates on our variable rate debt increasing future debt costs and limiting the future availability of debt financing;
- increasing our vulnerability to general adverse economic and industry conditions and limiting our flexibility in planning for, or reacting to, changes in our business and industry, due to the need to use our cash to service our outstanding debt;
- placing us at a competitive disadvantage relative to our competitors that are not as highly leveraged with debt and that may therefore be able to invest more in their business or use their available cash to pursue other opportunities, including acquisitions; and
- limiting our ability to borrow additional funds as needed or take advantage of business opportunities as they arise.

In addition, our actual cash requirements in the future may be greater than expected. Our cash flow from operations may not be sufficient to repay all of our outstanding debt as it becomes due, and we may not be able to borrow money, sell assets or otherwise raise funds on acceptable terms, or at all, to refinance our debt.

We may need to seek additional financing for our general corporate purposes. For example, we may need to increase our investment in research and development activities or require funding to make acquisitions. Although the indentures and credit agreements relating to our existing debt contain restrictions on the incurrence of additional debt, these restrictions are subject to a number of significant qualifications and exceptions, and, under certain circumstances, the amount of debt that could be incurred in compliance with these restrictions could be substantial. We may be unable to obtain desired additional financing on terms favorable to us, or at all. For example, during periods of volatile credit markets, there is a risk that lenders, even those with strong balance sheets and sound lending practices, could fail or refuse to honor their credit commitments and obligations, including, but not limited to, extending credit up to the maximum permitted by a credit facility and otherwise accessing capital or honoring loan commitments. If our lenders are unable to fund borrowings under their loan commitments or we are unable to borrow, it could be difficult to replace such loan commitments on similar terms or at all. If adequate funds are not available on acceptable terms, we may be unable to fund growth opportunities, successfully develop or enhance products, or respond to competitive pressures, any of which could negatively affect our business. If we raise additional funds through the issuance of equity securities, our shareholders will experience dilution of their ownership interest. If we raise additional funds by issuing debt, we may be subject to limitations on our operations and ability to pay dividends due to restrictive covenants. Generally, to the extent that we incur additional indebtedness, all of the risks described above in connection with our debt obligations could increase.

Our credit ratings are important to our cost of capital.

We expect that the major credit rating agencies will continue to evaluate our creditworthiness and give us specified credit ratings. These credit ratings are limited in scope, and do not address all material risks related to investment in Energizer, but rather reflect only the view of each rating agency at the time the rating is issued. Nonetheless, the credit ratings we receive will impact our borrowing costs as well as our access to sources of capital on terms that will be advantageous to our business. Failure to obtain sufficiently high credit ratings could adversely affect the interest rate in future financings, our liquidity or our competitive position and could also restrict our access to capital markets. There can be no assurance that any credit ratings we receive will remain in effect for any given period of time or that a rating will not be lowered, suspended or withdrawn entirely by the applicable rating agencies if, in such rating agency's judgments, circumstances so warrant.

We may experience losses or be subject to increased funding and expenses related to our pension plans.

We assumed pension plan liabilities related to our current and former employees in connection with the separation. Effective January 1, 2014, the pension benefit earned to date by active participants under the legacy U.S. pension plan was frozen and future retirement service benefits are no longer accrued under this retirement program; however, our pension plan obligations remain significant. If the investment of plan assets does not provide the expected long-term returns, if interest rates or other assumptions change, or if governmental regulations change the timing or amounts of required contributions to the plans, we could be required to make significant additional pension contributions, which may have an adverse impact on our liquidity, our ability to comply with debt covenants and may require recognition of increased expense within our financial statements.

The estimates and assumptions on which our financial projections are based may prove to be inaccurate, which may cause our actual results to materially differ from our projections, which may adversely affect our future profitability, cash flows and stock price.

Our financial projections, including any sales or earnings guidance or outlook we may provide from time to time, depend on certain estimates and assumptions related to, among other things, a number of factors: product category growth; development and launch of innovative new products; market share projections; product pricing and sale, volume and product mix; foreign exchange rates and volatility; tax rates; manufacturing costs including commodity prices; distribution channel volume and costs; cost savings; accruals for estimated liabilities, including litigation reserves, measurement of benefit obligations for pension and other postretirement benefit plans; and our ability to generate sufficient cash flow to reinvest in our existing business, fund internal growth, repurchase our stock, make acquisitions, pay dividends and meet debt obligations.

We develop our financial projections based on historical experience and on various other estimates and assumptions that we believe to be reasonable under the circumstances and at the time they are made. Our actual results may differ materially from our financial projections. Any material variation between our financial projections and our actual results may adversely affect our future profitability, cash flows and stock price.

If we pursue strategic acquisitions, divestitures or joint ventures, we might experience operating difficulties, dilution, and other consequences that may harm our business, financial condition, and operating results, and we may not be able to successfully consummate favorable transactions or successfully integrate acquired businesses.

From time to time, we may evaluate potential acquisitions, divestitures or joint ventures that could further our strategic objectives. With respect to acquisitions, we may not be able to identify suitable candidates, consummate a transaction on terms that are favorable to us, or achieve expected returns and other benefits as a result of integration challenges. Some of the areas where we face risks include:

- Diversion of management time and focus from operating our business to challenges related to acquisitions and other strategic transactions;
- Failure to successfully integrate and further develop the acquired business or technology;
- Implementation or remediation of controls, procedures, and policies at the acquired company;
- Integration of the acquired company's accounting, human resource, and other administrative systems, and coordination of research and development, commercial and marketing functions;
- Transition of operations, users, and customers onto our existing platforms;
- Failure to obtain required approvals on a timely basis, if at all, from governmental authorities, or conditions placed upon approval that could, among other things, delay or prevent us from completing a transaction, or otherwise restrict our ability to realize the expected financial or strategic goals of a transaction;
- In the case of foreign acquisitions, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political, and regulatory risks associated with specific countries;
- Cultural challenges associated with integrating employees from the acquired company into our organization, and retention of employees from the businesses we acquire;
- Liability for activities of the acquired company before the acquisition, including patent and trademark infringement claims, data privacy and security issues, violations of laws, commercial disputes, tax liabilities, and other known and unknown liabilities; and
- Litigation or other claims in connection with the acquired company, including claims from terminated colleagues, customers, former shareholders, or other third parties.

Our failure to address these risks or other problems encountered in connection with our past or future acquisitions and other strategic transactions could cause us to fail to realize their anticipated benefits, incur unanticipated liabilities, and harm our business generally.

Acquired companies or operations, joint ventures or investments may not be profitable or may not achieve sales levels and profitability and cash flow expectations. Future acquisitions could also result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities or amortization expenses related to certain intangible assets, and increased operating expenses, which could adversely affect our results of operations and financial condition. In addition, to the extent that the economic benefits associated with an acquisition or investment diminish in the future or the performance of an acquired company or business is less robust than expected, we may be required to record impairments of intangible assets, including trademarks and goodwill. Any impairment charges could adversely affect the Company's financial condition and results of operations. See Note 11, Goodwill and intangible assets for further information related to goodwill and intangible assets, and the impairment charges recorded in the year ended September 30, 2022.

We have divested and may, in the future, divest certain assets, businesses or brands that do not meet our strategic objectives or growth targets. With respect to any potential future divestiture, we may encounter difficulty finding potential acquirers or other divestiture options on favorable terms. Any future divestiture could affect our profitability as a result of the gains or losses on such sale of a business or brand, the loss of the operating income or sales resulting from such sale or the costs or liabilities that we retain, which may negatively impact profitability and cash flow subsequent to any divestiture. We may also be required to recognize impairment charges or other losses as a result of a divestiture.

Legal, Compliance and Sustainability Risks

Our business involves the potential for product liability claims, labeling claims, commercial claims and other legal claims against us, which could affect our results of operations and financial condition and result in product recalls or withdrawals.

We face exposure to claims arising out of alleged defects in our products, including for property damage, bodily injury or other adverse effects; alleged contaminants in our products; and allegations that our products provide inadequate instructions or warnings regarding their use; and failure to perform as advertised. Product liability, advertising and labeling claims could result in negative publicity that could harm our reputation, sales and results of operation. If any of our products are found to be defective, we may recall or withdraw such products, which could result in adverse publicity and significant expenses. We maintain product liability insurance, but this insurance does not cover all types of claims, particularly claims that do not involve personal injury or property damage or claims that exceed the amount of insurance coverage. Further, we may not be able to maintain such insurance in sufficient amounts, on desirable terms, or at all, in the future. In addition to the risk of monetary judgments not covered by insurance, product liability claims could result in negative publicity that could harm our products' reputation and in certain cases require a product recall or withdrawal. Product recalls or withdrawals or product liability claims, and any subsequent remedial actions, could have a material adverse effect on our business, reputation, brand value, results of operations and financial condition.

In addition, we are, and may in the future become, the subject of, or party to, various pending or threatened legal actions, government investigations and proceedings relating to, among other things, advertising disputes with competitors, consumer class actions, including those related to advertising claims, labor claims, breach of contract claims, antitrust litigation, securities litigation, premises liability claims, data privacy and security disputes, employment litigation related to employees, contractors and suppliers, including class action lawsuits, and litigation in foreign jurisdictions. We have been, and may in the future be, subject to additional claims, proceedings and actions as we expand the products within the global auto care product category. In general, claims made by or against us in litigation, investigations, disputes or other proceedings have been and may in the future be expensive and time-consuming to bring or defend against and could result in settlements, injunctions or damages that could significantly affect our business, financial condition and results of operations and harm our reputation. It is not possible to predict the final resolution of litigation, investigations, disputes or proceedings in which we currently are or may in the future become involved and our assessment of the materiality of these matters and any reserves taken in connection therewith may not be consistent with their final resolutions. The impact of these matters, including any reserves taken in connection with such matters, on our business, financial condition and results of operations could be material. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Notes to Consolidated Financial Statements in for additional information related to these matters.

Our business is subject to increasing government regulations in both the U.S. and abroad that could impose material costs.

In general, the manufacture, marketing, distribution, and sale of Energizer's products and the conduct of its business operations must comply with extensive federal, state and foreign laws and regulations. In the US, many of the Company's

products and product claims are regulated by the Consumer Product Safety Commission, the US Environmental Protection Agency (EPA), and the Federal Trade Commission, among other regulatory agencies. Additionally, the Company's and its suppliers' manufacturing and distribution operations are also subject to regulation by the Occupational Safety and Health Administration. Energizer's international operations are also subject to regulation in each of the foreign jurisdictions in which it manufactures, markets or distributes its products. There is also an increased risk of fraud or corruption in certain foreign jurisdictions and related difficulties in maintaining effective internal controls. Additionally, the Company could be subject to future inquiries or investigations by governmental and other regulatory bodies. Any determination that the Company's operations or activities are not in compliance with applicable law could expose the Company to future impairment charges or significant fines, penalties or other sanctions that may result in a reduction in net income or otherwise adversely impact the business and reputation of the Company.

In particular, because of the Company's extensive international operations, we could be adversely affected by violations, or allegations of violations, of the FCPA and similar international anti-bribery and corruption laws. These laws generally prohibit companies and their intermediaries from making improper payments to government officials or other third parties for the purpose of obtaining or retaining business. We cannot provide assurance that our internal controls policies and procedures that mandate compliance with these laws will protect us from reckless, intentional or unintentional criminal acts. Violations of these laws, or allegations of such violations, could disrupt our business and adversely affect our reputation and our business, financial condition and results of operations.

Federal, state and foreign governments may introduce new or expand existing legislation and regulations, or courts or governmental authorities could impose more stringent interpretations of existing legislation and regulations, that may adversely affect our operations or require us to increase our resources, capabilities and expertise in certain areas, as well as incur increased compliance costs. In order to conduct our operations in compliance with these laws and regulations we must obtain and maintain numerous permits, approvals and certificates from various federal, foreign, state and local governmental authorities.

In recent years, refrigerants such as R-134a have become the subject of regulatory focus due to their potential to contribute to global warming. The EU has passed regulations that essentially phased out of R-134a in automotive cooling systems in new vehicles by 2017. Canada has also implemented similar regulations, phasing into effect beginning in 2021. In the United States, the American Innovation and Manufacturing Act (AIM Act) and its resultant regulations could have a materially adverse impact on our business. In addition, individual states are regulating the sale and distribution of products containing R-134a. Regulations may also be enacted governing the packaging, use and disposal of our auto care business' products containing refrigerants. If the future use of R-134a is phased out or is limited or prohibited in jurisdictions in which we do business, or if substitutes for R-134a become widely used in A/C systems and their use for DIY and retrofit purposes is not approved by the EPA or other regulatory bodies, the future market for our auto care business' products containing R-134a may be limited, which could have a material adverse impact on our results of operations, financial condition, and cash flows.

Our systems and those of our business partners are subject to regulation to preserve the privacy of certain data held on those systems. Privacy and data protection laws and regulations, including with respect to the EU's General Data Protection Regulation (GDPR), the Brazilian Data Protection Law, and the California CCPA, and the interpretation and enforcement of those and similar laws and regulations, are continuously developing and evolving and there may be uncertainty with respect to how to comply with them. The changes introduced by existing privacy and data protection laws and regulations and the introduction of similar laws and regulations in other jurisdictions, have subjected, and may continue in the future to subject, us to additional costs and have required, and may in the future require, costly changes to our security systems, policies, procedures and practices. We may also be required to incur additional costs to modify or enhance their or our systems or in order to prevent or remediate any such issues. Our efforts to comply with privacy and data protection laws and regulations may impose significant costs and challenges that are likely to increase over time, which could have a material adverse effect on our financial condition and results of operations.

If the Company is found to be noncompliant with applicable laws and regulations in these or other areas, it could be subject to governmental or regulatory actions, including fines, import detentions, injunctions, product withdrawals or recalls or asset seizures, as well as potential criminal sanctions and damage to our reputation and brand image, or require the payment of monetary penalties, any of which could have a material adverse effect on our business. Even if a claim is unsuccessful, is not merited or is not fully pursued, the negative publicity surrounding such assertions could jeopardize our reputation and brand image and have a material adverse effect on our businesses, as well as require resources to rebuild our reputation. Additionally, loss of or failure to obtain necessary permits and registrations, particularly with respect to our global auto care business, could delay or prevent us from meeting current product demand, introducing new products, building new facilities or acquiring new businesses and could adversely affect our financial condition and results of operations.

Increased focus by governmental and non-governmental organizations, customers, consumers and shareholders on environmental, social and governance (ESG) issues, including those related to sustainability and climate change, may have an adverse effect on our business, financial condition and results of operations and damage our reputation.

Energizer is committed to its sustainability journey and has taken meaningful steps including conducting an extensive materiality assessment and publishing ESG goals. Any failure to achieve our goals with respect to reducing our impact on the environment or a perception (whether or not valid) of our failure to act responsibly with respect to the environment or to effectively respond to new, or changes in, legal or regulatory requirements concerning climate change or other sustainability concerns could adversely affect our business and reputation.

As climate change, land use, water use, deforestation, plastic waste, recyclability or recoverability of packaging, including single-use and other plastic packaging, responsible sourcing, and other sustainability concerns become more prevalent, governmental and non-governmental organizations, customers, consumers and investors are increasingly focusing on these issues. In particular, changing consumer preferences may result in increased customer and consumer concerns and demands regarding plastics and packaging materials, including single-use and non-recyclable plastic packaging, and their environmental impact on sustainability, a growing demand for natural or organic products and ingredients, or increased consumer concerns or perceptions (whether accurate or inaccurate) regarding the effects of ingredients or substances present in certain consumer products. This increased focus may result in new or increased regulations and customer, consumer and investor demands that could cause us to incur additional costs or to make changes to our operations to comply with any such regulations and address demands. If we are unable to respond or perceived to be inadequately responding to sustainability concerns, customers and consumers may choose to purchase products from another company or a competitor, and certain investors may divert from, or avoid investing in, our securities.

We are subject to environmental laws and regulations that may expose us to significant liabilities and have a material adverse effect on our results of operations and financial condition.

We must comply with various environmental laws and regulations in the jurisdictions in which we operate, including those relating to the handling and disposal of solid and hazardous wastes, recycling of batteries and packaging, the remediation of contamination associated with the use and disposal of hazardous substances, chemicals in products and product safety. A release of such substances due to accident or an intentional act or the presence of contamination that predates our ownership or operation of our facilities could result in substantial liability to governmental authorities or to third parties. Pursuant to certain environmental laws, we could be subject to joint and several strict liability for contamination relating to our or their predecessors' current or former properties or any of their respective third-party waste disposal sites. In addition to potentially significant investigation and remediation costs, any such contamination can give rise to claims from governmental authorities or other third parties for natural resource damage, personal injury, property damage or other liabilities. Contamination has been identified at certain of our current and former facilities as well as third-party waste disposal sites, and we are conducting investigation and remediation activities in relation to such properties. The discovery of additional contamination or the imposition of further cleanup obligations at these or other properties or the assertion of tort claims related to such contamination could have a material adverse effect on our businesses, results of operations or financial condition. We have incurred, and will continue to incur, capital and operating expenses and other costs in complying with environmental laws and regulations, including with respect to current and formerly owned facilities, as well as disposal sites owned by third parties to whom we have sent waste. As new laws and regulations are introduced, we could become subject to additional environmental liabilities in the future that could have a material adverse effect on our results of operations or financial condition.

The resolution of our tax contingencies may result in additional tax liabilities, which could adversely impact our cash flows and results of operations.

Significant estimation and judgment are required in determining our tax provisions for taxes in the U.S. and jurisdictions outside the U.S. In the ordinary course of our business, there are transactions and calculations in which the ultimate tax determination is uncertain. We are regularly audited by tax authorities and, although we believe our tax positions are defensible and our tax provision estimates are reasonable, the final outcome of tax audits and related litigation could be materially different than that reflected in our income tax provisions and accruals. When particular tax matters arise, a number of years may elapse before such matters are audited and finally resolved. Unfavorable resolution of any tax matter in any of the jurisdictions in which we operate could increase the effective tax rate, which would have an adverse effect on our financial condition and results of operations. Any resolution of a tax issue may require the use of cash in the year of resolution.

Risks Specific to Our Common Stock

We cannot guarantee the timing, amount or payment of dividends on our common stock.

The timing, declaration, amount and payment of future dividends to shareholders will fall within the discretion of our Board of Directors. The Board's decisions regarding the payment of dividends will depend on many factors, such as our financial condition, earnings, capital requirements, debt service obligations, covenants associated with certain of our debt service obligations, legal requirements and regulatory constraints. We cannot guarantee that we will continue to pay dividends in the future.

Risk Related to Anti-Takeover Measures

Certain provisions in our amended and restated articles of incorporation and bylaws, and of Missouri law, may deter or delay an acquisition of Energizer.

Our amended and restated articles of incorporation and amended and restated bylaws contain, and the General and Business Corporation Law of Missouri, which we refer to as "Missouri law," contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the bidder and to encourage prospective acquirers to negotiate with our Board of Directors rather than to attempt a hostile takeover by making the replacement of incumbent directors more time-consuming and difficult. These provisions include, among others:

- limitations on the ability of our shareholders to call a special meeting;
- rules regarding how we may present proposals or nominate directors for election at shareholder meetings;
- the right of our Board of Directors to issue preferred stock without shareholder approval;
- a provision that our shareholders may only remove directors "for cause" and with the approval of the holders of two-thirds of our outstanding voting stock at a special meeting of shareholders called expressly for that purpose; and
- the ability of our directors, and not shareholders, to fill vacancies on our Board of Directors.

In addition, because we have not chosen to opt out of coverage of Section 351.459 of Missouri law, which we refer to as the "business combination statute," these provisions could also deter or delay a change of control. The business combination statute restricts certain business combination transactions between us and an "interested shareholder," generally any person who, together with his or her affiliates and associates, owns or controls 20% or more of the outstanding shares of our voting stock, for a period of five years after the date of the transaction in which the person becomes an interested shareholder, unless either such transaction or the interested shareholder's acquisition of stock is approved by our Board on or before the date the interested shareholder obtains such status. The business combination statute also provides that, after the expiration of such five-year period, business combinations are prohibited unless (i) the holders of a majority of the outstanding voting stock, other than the stock owned by the interested shareholder, or any affiliate or associate of such interested shareholder, approve the business combination or (ii) the business combination satisfies certain detailed fairness and procedural requirements.

We believe that these provisions will help to protect our shareholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with our Board of Directors and by providing our Board of Directors with more time to assess any acquisition proposal. These provisions are not intended to make us immune from takeovers. However, these provisions will apply even if the offer may be considered beneficial by some shareholders and could deter or delay an acquisition that our Board of Directors determines is not in our best interests or the best interests of our shareholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors.

1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

Our principal executive office is in St. Louis, Missouri. Below is a list of Energizer's principal plants and facilities, as well as the product segment they support. Management believes that the Company's production facilities are adequate to support the business and the properties and equipment have been well maintained.

North America

Asheboro, NC (an owned Battery & Lights manufacturing plant and packaging facility)

Garrettsville, OH (an owned Battery & Lights manufacturing plant)

Marietta, OH (an owned Battery & Lights manufacturing plant)

Westlake, OH (an owned research facility for both Battery & Lights and Auto Care)

Dayton, OH (a leased Auto Care manufacturing and distribution facility)

Fennimore, WI (an owned Battery & Lights manufacturing facility)

Portage, WI (an owned Battery & Lights manufacturing facility)

Franklin, IN (a leased Battery & Lights distribution and packaging facility)

International

Bekasi, Indonesia (an owned Battery & Lights manufacturing facility)

Cimanggis, Indonesia (an owned Battery & Lights manufacturing facility on leased land)

Jurong, Singapore (an owned Battery & Lights manufacturing facility on leased land)

Alexandria, Egypt (an owned Battery & Lights manufacturing facility)

Washington, UK (a leased Battery & Lights manufacturing facility)

Rassau, UK (a leased Auto Care manufacturing facility)

Jaboatao, Brazil (an owned Battery & Lights manufacturing facility)

In addition to the properties identified above, Energizer and its subsidiaries own or operate sales offices, regional offices, storage facilities, distribution centers and terminals and related properties.

Through our global supply chain and global manufacturing footprint, we strive to meet diverse consumer demands within each of the markets we serve. Our portfolio of household and specialty batteries, portable lights, and auto care products is distributed through a global sales force and global distributor model.

Item 3. *Legal Proceedings*

We are parties to a number of legal proceedings in various jurisdictions arising out of our business operations in the normal course of business. Many of these legal matters are in preliminary stages and involve complex issues of law and fact, and may proceed for protracted periods of time. The amount of liability, if any, from these proceedings cannot be determined with certainty. However, based upon present information, we believe that our liability, if any, arising from such pending legal proceedings, asserted legal claims and known potential legal claims which are likely to be asserted, are not reasonably likely to be material to our financial position, results of operations, or cash flows, taking into account established accruals for estimated liabilities.

See also the discussion captioned "Governmental Regulations and Environmental Matters" under Item 1 above.

Item 4. *Mine Safety Disclosure*

None.

Item 4A. *Information About Our Executive Officers*

A list of the executive officers of Energizer and their business experience follows. Ages shown are as of November 14, 2023. Executive officers are appointed by, and hold office at the discretion of, our Board of Directors.

Mark S. LaVigne - President and Chief Executive Officer. Mr. LaVigne has served as President since 2019 and as Chief Executive Officer since January 1, 2021. He previously served as Executive Vice President and Chief Operating Officer from 2015 – 2019. Mr. LaVigne joined Energizer's former parent company in 2010, as Vice President, Assistant General Counsel and Corporate Secretary, later serving as Vice President, General Counsel and Corporate Secretary during which time he led Energizer's spin-off from our former parent company in 2015. Prior to joining the Company, Mr. LaVigne was a partner at Bryan Cave LLP from 2007 to 2010, where he specialized in business and transactional counseling, and advised our former parent company on several strategic acquisitions. Mr. LaVigne holds a J.D. from St. Louis University School of Law and a B.A. from the University of Notre Dame. Age: 52.

Sue K. Drath - Chief Human Capital Officer. Ms. Drath has served as Chief Human Capital Officer since 2015 and is responsible for Energizer's global human resources function including culture, engagement, diversity, talent acquisition, rewards and development for our global colleagues. Ms. Drath will serve as the Company's Chief Human Resources Officer through December 31, 2023 and thereafter will serve as a Special Advisor to the Company through March 31, 2024. Ms. Drath was Vice President, Global Rewards of our former parent company. In this role, Ms. Drath was responsible for the design, development, and implementation of all corporate-driven compensation and benefits programs across Energizer's businesses and areas. Ms. Drath was with our former parent company since 1992, previously serving as Vice President, Global Compensation and Benefits. Ms. Drath graduated from the University of North Dakota with a B.A. degree in Business Administration. Age: 53.

John J. Drabik - Executive Vice President, Chief Financial Officer. Mr. Drabik was appointed as Executive Vice President, Chief Financial Officer effective October 1, 2021 and is responsible for the Company's global accounting, finance and information technology functions. He previously served as Senior Vice President, Corporate Controller and Chief Accounting Officer from 2019 to 2021. Mr. Drabik joined Energizer's former parent company in 2001 and has held several roles of increasing responsibility, including Vice President, Corporate Development from 2013-2015, Vice President, Corporate Development and Treasurer from 2015 to 2017; and Vice President, Corporate Controller and Treasurer from 2017 to 2019. Mr. Drabik holds an MBA from Washington University in St. Louis and a B.S. degree in Accounting from the University of Missouri at Columbia. Age: 51.

Michael A. Lampman - Executive Vice President, North America and Global Business Units. Mr. Lampman has served as Executive Vice President, North America and Global Business Units since September 27, 2021 and is responsible for our commercial operations in North America, as well as Energizer's global hearing aid battery business and global digital commerce efforts. Prior to his current role, Mr. Lampman served as Chief Business Officer for our Commercial operations across North and South America from 2017 to 2021. He joined our former parent company in 1986 and has held several sales leadership roles of increasing responsibility, including Vice President, Commercial Strategy for North America from 2015 - 2017. Mr. Lampman holds a B.A. degree in marketing from Central Connecticut State University. Age: 58.

Robin W. Vauth - Executive Vice President, International. Mr. Vauth has served as Executive Vice President, International since September 27, 2021 and is responsible for our International markets outside of North America. Prior to his current role, Mr. Vauth served as Chief Business Officer International from 2016 to 2021. Mr. Vauth joined our former parent company in 2007 and has held several leadership roles of increasing responsibility including, Business Director Germany, Regional Business Director North-East Europe and Senior Director Europe. Prior to Energizer, Mr. Vauth held a variety of Marketing, Sales and General Management roles at Kellogg Company and then L'Oréal. Mr. Vauth holds a Bachelor's degree in 'Business Administration' from Bielefeld and Portsmouth University and an MBA from Kellogg Business School and WHU - Otto Beisheim School of Management. Age: 57.

Part II.

Item 5. *Market for Registrant's Common Equity and Related Stockholder Matters and Issuer Purchases of Equity Securities.*

The Company's Common Stock is listed on the New York Stock Exchange (NYSE). As of September 30, 2023, there were approximately 4,780 shareholders of record of the Company's Common Stock under the symbol "ENR".

The Company expects to continue to pay regular quarterly dividends. However, future dividends are dependent on future earnings, capital requirements and the Company's financial condition and are declared at the sole discretion of the Company's Board of Directors. See Item 1A - Risk Factors - Risks Related to Our Common Stock - *We cannot guarantee the timing, amount or payment of dividends on our common stock.*

Issuer Purchases of Equity Securities. The following table reports purchases of equity securities during the fourth quarter of fiscal 2023 by Energizer and any affiliated purchasers pursuant to SEC rules.

Issuer Purchases of Equity Securities				
Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number That May Yet Be Purchased Under the Plans or Programs
July 1, 2023 - July 31, 2023	—	$ —	—	5,041,940
August 1, 2023 - August 31, 2023	—	$ —	—	5,041,940
September 1, 2023 - September 30, 2023	—	$ —	—	5,041,940
Total	—	$ —	—	5,041,940

The graph below matches Energizer Holdings, Inc.'s cumulative 5-Year total shareholder return on common stock with the cumulative total returns of the S&P Midcap 400 index, the S&P SmallCap 600 index, and the S&P 500 Household Products index. Energizer was moved from the S&P MidCap 400 index to the S&P SmallCap 600 index this year, and accordingly, the Company has elected to replace S&P MidCap 400 index with the S&P SmallCap 600 index in the graph below. In this transition year, we have included both indexes in the graph below. The graph tracks the performance of a $100 investment in our common stock and in each index (with the reinvestment of all dividends) from 9/30/2018 to 9/30/2023.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Energizer Holdings, Inc., the S&P MidCap 400 Index,
the S&P SmallCap 600 Index and the S&P 500 Household Products Index

*$100 invested on 9/30/18 in stock or index, including reinvestment of dividends.
Fiscal year ending September 30.

These indices are included only for comparative purposes as required by Securities and Exchange Commission rules and do not necessarily reflect management's opinion that such indices are an appropriate measure of the relative performance of the Common Stock. They are not intended to forecast possible future performance of the Common Stock.

	9/30/18	9/30/19	9/30/20	9/30/21	9/30/22	9/30/23
Energizer Holdings, Inc.	100.00	76.39	70.35	72.17	48.17	63.55
S&P Midcap 400	100.00	97.51	95.40	137.07	116.17	134.20
S&P SmallCap 600	100.00	90.66	83.14	131.07	106.39	117.11
S&P 500 Household Products	100.00	140.05	160.23	160.01	146.73	170.06

Item 6. R*eserved.*

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

The following discussion is a summary of the key factors management considers necessary in reviewing the Company's results of operations, operating segment results, and liquidity and capital resources. Statements in this Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) that are not historical may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

You should read the following MD&A in conjunction with the audited Consolidated Financial Statements and corresponding notes included elsewhere in this Annual Report. This MD&A contains forward-looking statements. The matters discussed in these forward-looking statements are subject to risk, uncertainties, and other factors that could cause actual results to differ materially from those projected or implied in the forward-looking statements. Please see Part I. Item 1A "Risk Factors" above and "Forward-Looking Statements" for a discussion of the uncertainties, risks and assumptions associated with these statements.

All amounts discussed are in millions of U.S. dollars, unless otherwise indicated.

Forward-Looking Statements

This document contains both historical and forward-looking statements. Forward-looking statements are not based on historical facts but instead reflect our expectations, estimates or projections concerning future results or events, including, without limitation, the future sales, gross margins, costs, earnings, cash flows, tax rates and performance of the Company. These statements generally can be identified by the use of forward-looking words or phrases such as "believe," "expect," "expectation," "anticipate," "may," "could," "intend," "belief," "estimate," "plan," "target," "predict," "likely," "should," "forecast," "outlook," or other similar words or phrases. These statements are not guarantees of performance and are inherently subject to known and unknown risks, uncertainties and assumptions that are difficult to predict and could cause our actual results to differ materially from those indicated by those statements. We cannot assure you that any of our expectations, estimates or projections will be achieved. The forward-looking statements included in this document are only made as of the date of this document and we disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty. Numerous factors could cause our actual results and events to differ materially from those expressed or implied by forward-looking statements including, but not limited to, those discussed in Part I, Item 1A, "Risk Factors," as updated from time to time in the Company's SEC filings.

Non-GAAP Financial Measures

The Company reports its financial results in accordance with accounting principles generally accepted in the U.S. (GAAP). However, management believes that certain non-GAAP financial measures provide users with additional meaningful comparisons to the corresponding historical or future period, and are used for management incentive compensation. These non-GAAP financial measures exclude items that are not reflective of the Company's on-going operating performance, such as Project Momentum restructuring and related costs, acquisition and integration costs, an acquisition earn out, an impairment of goodwill and intangible assets, the (gain)/loss on extinguishment of debt, the settlement loss on U.S. pension annuity buyout, the costs of exiting the Russian market, the gain on finance lease termination, the costs of the May 2022 flooding of our Brazilian manufacturing facility, and the one-time impact of Tax structuring. In addition, these measures help investors to analyze year over year comparability when excluding currency fluctuations, acquisition activity as well as other company initiatives that are not on-going. We believe these non-GAAP financial measures are an enhancement to assist investors in understanding our business and in performing analysis consistent with financial models developed by research analysts. Investors should consider non-GAAP measures in addition to, not as a substitute for, or superior to, the comparable GAAP measures. In addition, these non-GAAP measures may not be the same as similar measures used by other companies due to possible differences in method and in the items being adjusted.

We provide the following non-GAAP measures and calculations, as well as the corresponding reconciliation to the closest GAAP measure:

Segment Profit. This amount represents the operations of our two reportable segments including allocations for shared support functions. General corporate and other expenses, amortization expense, impairment of goodwill and intangible

assets, interest expense, (gain)/loss on extinguishment of debt, other items, net, Project Momentum restructuring and related costs, acquisition and integration costs, an acquisition earn out, settlement loss on U.S. pension annuity buyout, the gain on finance lease termination, the costs of exiting the Russian market and the costs of the flooding of our Brazilian manufacturing facility have all been excluded from segment profit.

Adjusted net earnings and Adjusted Diluted net earnings per common share (EPS). These measures exclude the impact of Project Momentum restructuring and related costs, costs related to acquisition and integration, an acquisition earn out, an impairment of goodwill and intangible assets, the (gain)/loss on extinguishment of debt, the settlement loss on U.S. pension annuity buyout, the gain on finance lease termination, the costs of exiting the Russian market, the costs of the flooding of our Brazilian manufacturing facility and the one-time impact of Tax structuring.

Non-GAAP Tax Rate. This is the tax rate when excluding the pre-tax impact of Project Momentum restructuring and related costs, acquisition and integration costs, an acquisition earn out, an impairment of goodwill and intangible assets, the (gain)/loss on extinguishment of debt, the settlement loss on U.S. pension annuity buyout, the gain on finance lease termination, the costs of exiting the Russian market and the costs of the flooding of our Brazilian manufacturing facility, as well as the related tax impact for these items, calculated utilizing the statutory rate for where the impact was incurred, as well as the one-time impact of Tax structuring.

Organic. This is the non-GAAP financial measurement of the change in revenue or segment profit that excludes or otherwise adjusts for the change in Russia and Argentina operations and the impact of currency from the changes in foreign currency exchange rates as defined below:

Change in Russia Operations. The Company exited the Russian market in the second quarter of fiscal 2022 due to the increased global and economic and political uncertainty resulting from the ongoing conflict between Russia and Ukraine. This adjusts for the change in Russian sales and segment profit from the prior year post exit.

Change in Argentina Operations. The Company is presenting separately all changes in sales and segment profit from our Argentina affiliate due to the designation of the economy as highly inflationary as of July 1, 2018.

Impact of currency. The Company evaluates the operating performance of our Company on a currency neutral basis. The Impact of Currency is the change in foreign currency exchange rates year-over-year on reported results, which is calculated by comparing the value of current year foreign operations at the current period USD exchange rate versus the value of current year foreign operations at the prior period USD exchange rate. The impact of currency also includes gains/(losses) of currency hedging programs, and it excludes hyper-inflationary markets.

Adjusted Gross Profit, Adjusted Gross Margin, adjusted Selling, General & Administrative (SG&A) as a percent of sales and adjusted Other items, net. Details for adjusted gross margin, adjusted SG&A as a percent of sales and adjusted Other items, net are also supplemental non-GAAP measure disclosures. These measures exclude the impact of Project Momentum restructuring and related costs, acquisition and integration costs, an acquisition earn out, the settlement loss on U.S. pension annuity buyout, the gain on finance lease termination, the costs of exiting the Russian market and the costs of the flooding of our manufacturing facility in Brazil.

Coronavirus (COVID-19)

We continue to monitor the impact of the COVID-19 pandemic on our businesses and the overall economy. Uncertainty regarding any future impact of the pandemic on our businesses remains, and such impacts will ultimately depend on the length and severity of the pandemic, among other factors.

Macroeconomic Environment

We continue to operate in an inflationary environment where macro-economic pressures and geopolitical instability are expected to continue into fiscal year 2024. While we did not experience significant disruptions in our operations in fiscal 2023, the risks of future negative impacts due to transportation, logistical or supply constraints and higher commodity costs for certain raw materials remain present, and the Company could continue to experience corresponding incremental costs and gross margin pressures.

Exit of Russian Market

During the second quarter of fiscal 2022, the Company exited the Russian market due to global economic and political uncertainty related to the conflict between Russian and the Ukraine and the resultant sanctions imposed on Russia.

While neither Russia nor Ukraine constitutes a material portion of our business, a significant escalation or expansion of economic disruption or the conflict's current scope could disrupt our supply chain, broaden inflationary costs, and have a material adverse effect on our results of operations. Our Russian subsidiary comprised approximately one percent of our business.

With the decision to exit the Russian market, the Company terminated the employment of all our Russian colleagues and reviewed our Russian assets for impairment. Exiting the Russian market resulted in additional Costs of products sold of $1.3 related to the impairment of inventory in Russia and shipping costs to get inventory to other markets, impairment of other assets and severance recorded to SG&A of $5.8, and currency impacts recorded in Other items, net of $7.5 in fiscal 2022.

Brazil Manufacturing Plant Flood

In May 2022, the Company's Jaboatao, Brazil battery manufacturing facility had severe flooding due to historic levels of rain in the area. The plant was not operational for the month of June, however some production began again in July and was back on line in fiscal 2023. For the twelve months ended September 30, 2022, the Company recorded costs related to the flood net of insurance proceeds of $9.7 in Cost of products sold, primarily related to damaged inventory at the plant. In fiscal 2023, the insurance claim was settled and no further losses are expected.

Recent Acquisitions

During the fourth quarter of fiscal 2020, the Company entered into an agreement with FDK Corporation to acquire its subsidiary PT FDK Indonesia, a battery manufacturing facility. On October 1, 2020, the Company completed the acquisition for a contractual purchase price of $18.2. After contractual and working capital adjustments, the Company paid cash of $16.9 and a working capital adjustment of $0.7 during fiscal 2021. The acquisition of the FDK Indonesia facility increased the Company's alkaline battery production capacity and allows us to avoid future planned capital expenditures.

On December 1, 2020 the Company acquired a North Carolina-based company that specializes in developing formulations for cleaning tasks. Their products are both sold to customers directly and licensed to manufacturers. This acquisition is expected to bring significant innovation capabilities in formulations to our organization. The purchase price and total cash paid for the acquisition was $51.2. During fiscal 2022, the working capital settlement was finalized, reducing the purchase price by $1.0.

On January 2, 2019, the Company acquired Spectrum Brands Holdings, Inc.'s (Spectrum) global battery, lighting and portable power business (Battery Acquisition) including the brands Rayovac® and Varta®. The acquisition expanded our battery portfolio globally with the addition of a strong value brand. On January 2, 2020, the Company sold the Varta® consumer battery business in the Europe, Middle East and Africa regions, including manufacturing and distribution facilities in Germany.

On January 28, 2019, the Company acquired Spectrum's global auto care business, including Armor All®, STP®, and A/C PRO® brands (Auto Care Acquisition).

Acquisition and Integration Costs

The Company incurred pre-tax acquisition and integration costs related to the above acquisitions of $16.5 and $68.9 in the twelve months ended September 30, 2022, and 2021, respectively. There were no acquisition and integration costs during the twelve months ended September 30, 2023.

Pre-tax costs recorded in Costs of products sold were $6.0 and $33.7 for the twelve months ended September 30, 2022, and 2021, respectively, which primarily related to facility exit and integration restructuring costs of $5.2 and $31.9 as discussed in Note 5, Restructuring.

Pre-tax acquisition and integration costs recorded in SG&A were $9.4 and $40.0 for the twelve months ended September 30, 2022 and 2021, respectively. In fiscal 2022, the SG&A expenses primarily related to the integration of acquired information technology systems, consulting costs, and retention-related compensation costs. In fiscal 2021, the SG&A expenses

primarily related to consulting fees for the 2020 restructuring program, success incentives, and costs of integrating the information technology systems of the Battery and Auto Care Acquisition businesses.

For the twelve months ended September 30, 2022 and 2021 the Company recorded $1.1 each year in Research and development.

Included in Other items, net was pre-tax income of $5.9 in the twelve months ended September 30, 2021. The pre-tax income was primarily driven by the gain on a sale of assets of $3.3, which was part of the integration restructuring discussed in Note 5, Restructuring.

Restructuring Costs

In November 2022, the Board of Directors approved a profit recovery program, Project Momentum, which includes an enterprise-wide restructuring focused on recovering operating margins, optimizing our manufacturing, distribution and global supply chain networks, and enhancing our organizational efficiency across the Company. In July 2023, the Company's Board of Directors approved an expansion of this program to include an additional year, which will allow for additional optimization of our battery manufacturing, distribution and global supply chain networks, further review of our global real estate footprint and the implementation of IT systems that will allow us to streamline our organization and fully execute the program and increase the savings by $50 annually.

The restructuring component of the program is now expected to generate $115 to $130 of annual pre-tax savings, and the Company estimates that it will incur one-time cash operating costs of $95 to $110, non-cash costs of $12, and capital expenditures of $70 to $80 over the three year program. Additionally, along side the restructuring component of the program, Project Momentum includes continuous improvement and working capital initiatives that are designed to strengthen our balance sheet, focus on cash flow, and generate P&L savings of approximately $15 to $20 annually. Total expected pre-tax savings of Project Momentum are between $130 and $150 by the end of fiscal year 2025, with approximately $54 of those savings recognized in fiscal year 2023.

In the fourth fiscal quarter of 2019, the Company began implementing restructuring related integration plans for our manufacturing and distribution networks. These plans include the closure and combination of distribution and manufacturing facilities in order to reduce complexity and realize greater efficiencies in our manufacturing, packaging and distribution processes. All activities within this plan were substantially complete by December 31, 2021.

Part of this plan was the exit of our Dixon, IL leased packaging facility, which the Company vacated during the first quarter of fiscal 2022. In the third quarter of fiscal 2022, the Company entered into a termination agreement with the landlord. The Company terminated the lease agreement, which went into 2028, reducing the finance lease obligations by $9.8. The termination agreement required the Company to pay a termination fee of $4.0, as well as decommissioning costs and brokerage fees. Since the Company has already vacated the facility as part of the 2019 restructuring program, most assets associated with the location have already been fully depreciated. The termination of this lease resulted in a gain of $4.5 recognized in Other items, net during fiscal 2022.

In the fourth fiscal quarter of 2020, the Company initiated a new restructuring program with a primary focus on reorganizing our global end-to-end supply chain network and ensuring accountability by category. This program includes streamlining the Company's end-to-end supply chain model to enable rapid response to category specific demands and enhancing our ability to better serve our customers. Planning and execution of this program began in fiscal year 2021, with all programs substantially complete by December 31, 2021.

The total pre-tax expense related to these restructuring plans for the twelve months ended September 30, 2023, 2022 and 2021 were $59.7, $1.7, and $36.8, respectively. These consisted of charges for employee severance, retention, related benefit costs, accelerated depreciation, asset write-offs, relocation and decommissioning costs, environmental investigatory and mitigation costs, consulting costs and other exit costs, offset by a gain on finance lease termination in fiscal 2022 and a gain on sale of fixed assets in fiscal 2021. The costs were reflected in Cost of products sold, Selling, general and administrative expense, Research and development, and Other items, net on the Consolidated Statements of Earnings and Comprehensive Income.

Although the Company's restructuring costs are recorded outside of segment profit, if allocated to our reportable segments, the restructuring costs noted above fiscal 2023 would have been included in our Batteries & Lights and Auto Care segments in the amount of $52.7 and $7.0, respectively. The restructuring costs noted above for fiscal year 2022 would have been included in our Batteries & Lights and Auto Care segments in the amount of $1.3 and $0.4, respectively. The restructuring

costs noted above for fiscal year 2021 would have been incurred within our Batteries & Lights and Auto Care segments in the amount of $30.7 and $6.1, respectively.

Total pre-tax charges related to Project Momentum since inception was $60.6. Total pre-tax charges relating to the 2019 restructuring program since inception was also $60.6. Total pre-tax charges relating to the 2020 restructuring program since inception are $19.4.

Fiscal 2022 marked the conclusion of the 2019 and 2020 Restructuring programs. The full amount of savings are now included within our run-rate cost structure. Energizer estimates that total project savings were approximately $55 to $60. The primary impact of the savings were reflected in Cost of products sold. Savings related to the restructuring programs have been fully realized as of September 30, 2022. We do not expect to incur additional material charges for these programs.

Refer to Note 5 Restructuring for further detail.

Overview

General

Energizer, through its operating subsidiaries, is one of the world's largest manufacturers, marketers and distributors of household batteries, specialty batteries and lighting products, and a leading designer and marketer of automotive appearance, performance, refrigerant, and freshener products. Energizer manufactures, markets and/or licenses one of the most extensive product portfolios of household batteries, specialty batteries, auto care products and portable lights. Energizer is the beneficiary of over 100 years of expertise in the battery and portable lighting products industries. Its brand names, Energizer, Eveready and Rayovac, have worldwide recognition for innovation, quality and dependability, and are marketed and sold around the world.

Energizer has a long history of innovation within our categories. Since our commercialization of the first dry-cell battery in 1893 and the first flashlight in 1899, we have been committed to developing and marketing new products to meet evolving consumer needs and consistently advancing battery technology as the universe of devices powered by batteries has evolved. Over the past 100+ years we have developed or brought to market:

- the first flashlight;
- the first dry cell alkaline battery;
- the first mercury-free alkaline battery; and
- Energizer Ultimate Lithium®, the world's longest-lasting AA and AAA battery for high-tech devices.

Energizer offers batteries using many technologies including lithium, alkaline, carbon zinc, nickel metal hydride, zinc air, and silver oxide. These products are sold globally under the Energizer, Eveready and Rayovac brands, including hearing aid batteries, and the Varta brand in Latin America and Asia Pacific. These products include primary, rechargeable, specialty and hearing aid batteries and are offered in the performance, premium and price segments.

In addition, we offer auto care products in the appearance, fragrance, performance and air conditioning recharge product categories. The appearance and fragrance categories include protectants, wipes, tire and wheel care products, glass cleaners, leather care products, air fresheners and washes designed to clean, shine, refresh and protect interior and exterior automobile surfaces under the brand names Armor All, Nu Finish, Refresh Your Car!, LEXOL, Eagle One, California Scents, Driven, Bahama & Co, Carnu, Grand Prix, Kit and Tempo.

The performance product category includes STP branded fuel and oil additives, functional fluids and other performance chemical products that benefit from a rich heritage in the car enthusiast and racing scenes, characterized by a commitment to technology, performance and motor sports partnerships for over 60 years. The brand equity of STP also provides for attractive licensing opportunities that augment our presence in our core performance categories.

The air conditioning recharge product category includes do-it-yourself automotive air conditioning recharge products led by the A/C PRO brand name, along with other refrigerant and recharge kits, sealants and accessories.

In addition, we offer an extensive line of lighting products designed to meet a variety of consumer needs. We distribute and market lighting products including handheld, headlights, lanterns, and area lights. In addition to the Energizer, Eveready and Rayovac brands, we market our flashlights under the Hard Case, Dolphin, and WeatherReady® sub-brands. In addition to batteries and portable lights, Energizer licenses the Energizer, Eveready and Rayovac brands to companies developing consumer solutions in solar, automotive batteries, portable power for critical devices (like smart phones), generators, power tools, household light bulbs and other lighting products.

Through our global supply chain, global manufacturing footprint and seasoned commercial organization, we seek to meet diverse customer demands within each of the markets we serve. Energizer distributes its portfolio of batteries, auto care and lighting products through a global sales force and global distributor model. We sell our products in multiple retail and business-to-business channels, including: mass merchandisers, club, electronics, food, home improvement, dollar store, auto, drug, hardware, e-commerce, convenience, sporting goods, hobby/craft, office, industrial, medical and catalog.

We use the Energizer name and logo as our trademark as well as those of our subsidiaries. Product names appearing throughout are trademarks of Energizer. This MD&A also may refer to brand names, trademarks, service marks and trade names of other companies and organizations, and these brand names, trademarks, service marks and trade names are the property of their respective owners.

Operations for Energizer are managed via two major reportable product groupings: Battery & Lights and Auto Care.

Financial Results

Net earnings for the fiscal year ended September 30, 2023 was $140.5, or $1.94 per diluted common share, compared to Net loss of $231.5, or a loss of $3.37 per diluted common share, for the fiscal year ended September 30, 2022, and Net earnings of $160.9, or $2.11 per diluted common share, for the fiscal year ended September 30, 2021.

Net earnings/(loss) and diluted net earnings/(loss) per common share for the time periods presented were impacted by certain items related to Project Momentum restructuring and related costs, costs related to acquisition and integration, an acquisition earn out, impairment of goodwill and intangible assets, the (gain)/loss on extinguishment of debt, the settlement loss on U.S. pension annuity buy out, the costs of exiting the Russian market, the gain on finance lease termination, the costs of the flooding of our manufacturing facility in Brazil, and the one-time impact of Tax structuring as described in the tables below. The impact of these items on reported net earnings/(loss) and reported diluted net earnings/(loss) per common share are provided below as a reconciliation to arrive at respective non-GAAP measures. See disclosure under Non-GAAP Financial Measures above.

	For the Twelve Months Ended September 30,		
	2023	2022	2021
Net earnings/(loss) attributable to common shareholders	$ 140.5	$ (235.5)	$ 144.7
Mandatory preferred stock dividends	—	(4.0)	(16.2)
Net earnings/(loss)	140.5	(231.5)	160.9
Pre-tax adjustments			
Project Momentum Restructuring and related costs (1)	59.7	0.9	—
Acquisition and integration (2)	—	16.5	68.9
Acquisition earn out (3)	—	1.1	3.4
Impairment of goodwill & intangible assets	—	541.9	—
(Gain)/loss on extinguishment of debt	(1.5)	—	103.3
Settlement loss on U.S. pension annuity buy out (4)	50.2	—	—
Exit of Russian market (5)	—	14.6	—
Gain on finance lease termination (6)	—	(4.5)	—
Brazil flood damage, net of insurance proceeds (7)	—	9.7	—
Total adjustments, pre-tax	$ 108.4	$ 580.2	$ 175.6
Total adjustments, after tax (8)	$ 83.5	$ 452.6	$ 94.5
Adjusted net earnings	$ 224.0	$ 221.1	$ 255.4

	For the Twelve Months Ended September 30,		
	2023	2022	2021
Diluted net earnings/(loss) per common share	$ 1.94	$ (3.37)	$ 2.11
Adjustments			
Project Momentum Restructuring and related costs	0.64	0.01	—
Acquisition and integration	—	0.17	0.79
Acquisition earn out	—	0.01	0.03
Impairment of goodwill & intangible assets	—	5.86	—
(Gain)/loss on extinguishment of debt	(0.02)	—	1.11
Settlement loss on U.S. pension annuity buy out	0.53	—	—
Exit of Russian market	—	0.17	—
Gain on finance lease termination	—	(0.05)	—
Brazil flood damage, net of insurance proceeds	—	0.14	—
Tax structuring (9)	—	—	(0.56)
Impact for diluted share calculation (10)	—	0.14	—
Adjusted diluted net earnings per diluted share	$ 3.09	$ 3.08	$ 3.48
Weighted average shares of common stock - Diluted	72.4	69.9	68.7
Adjusted weighted average shares of common stock - Diluted (10)	72.4	71.7	68.7

Currency, excluding hyperinflationary markets, had an adverse impact to fiscal 2023 compared to fiscal 2022. Earnings before income tax was negatively impacted by $21.3, or $0.23 per share, compared to the prior year.

Currency, excluding hyperinflationary markets, had an adverse impact to fiscal 2022 compared to fiscal 2021. Earnings before income tax was negatively impacted by $25.9, or $0.29 per share, compared to the prior year.

(1) Project Momentum Restructuring and related costs were included in the following lines in the Consolidated Statement of Earnings and Comprehensive Income:

	Twelve Months Ended September 30,		
	2023	2022	2021
Cost of products sold (COGS)	$ 29.9	$ —	$ —
Selling, general and administrative expense (SG&A) Restructuring costs	26.7	0.9	—
SG&A - IT Enablement	3.3	—	—
Other items, net	(0.2)	—	—
Total Project Momentum restructuring and related costs	$ 59.7	$ 0.9	$ —

(2) Acquisition and integration costs were included in the following lines in the Consolidated Statement of Earnings and Comprehensive Income:

	Twelve Months Ended September 30,		
	2023	2022	2021
COGS	$ —	$ 6.0	$ 33.7
SG&A	—	9.4	40.0
Research and development expense (R&D)	—	1.1	1.1
Other items, net	—	—	(5.9)
Total acquisition and integration costs	$ —	$ 16.5	$ 68.9

(3) This represents the estimated earn out achieved through September 30, 2022 and 2021 under the incentive agreements entered into with the Formulations Acquisition and is recorded in SG&A on the Consolidated Statement of Earnings and Comprehensive Income.

(4) The Settlement loss is due to the execution of a partial retiree annuity buy out on the U.S. pension plan in the fourth quarter of fiscal 2023. This charge is included in Other items, net in the Consolidated Statement of Earnings and Comprehensive Income.

(5) These are the costs associated with the Company's exit of the Russian market during the second quarter of fiscal 2022. Exiting the Russian market resulted in additional COGS of $1.3 related to the impairment of inventory in Russia and shipping costs to get inventory to other markets, impairment of other assets and severance recorded to SG&A of $5.8, and currency impacts recorded in Other items, net of $7.5 in fiscal 2022.

(6) This represents the termination of finance lease in fiscal 2022 associated with a facility that was exited as part of the Company's 2019 Restructuring program. The gain was recorded in Other items, net in the Consolidated Statement of Earnings and Comprehensive Income.

(7) These are the costs associated with the May 2022 flooding of our Brazilian manufacturing facility, net of insurance proceeds, which were recorded in COGS. The majority is related to damaged inventory.

(8) The effective tax rate for the Adjusted - Non-GAAP Net earnings and Diluted net earnings per common share was 21.2%, 19.5% and 22.6% for the years ended September 30, 2023, 2022 and 2021, respectively, as calculated utilizing the statutory rate for where the costs were incurred.

(9) Represents the impact of a reduction to deferred tax liabilities due to tax structuring activities.

(10) During the year ended September 30, 2022, the mandatory convertible preferred shares were converted to approximately 4.7 million common stock. The full conversion was dilutive and the mandatory preferred stock dividends are excluded from net earnings in the Adjusted dilution calculation. In addition, the dilutive restricted stock unit awards are included in the shares calculation on an adjusted basis.

For the twelve months ended September 30, 2021, the conversion of the mandatory convertible preferred stock is not dilutive and the mandatory preferred stock dividends are included in the adjusted dilution calculation.

Operating Results

Net Sales	For the Years Ended September 30,			
	2023	**% Chg**	**2022**	**% Chg**
Net sales - prior year	$ 3,050.1		$ 3,021.5	
Organic	(31.6)	(1.0)%	94.4	3.1 %
Change in Russia Operations	(12.6)	(0.4)%	(19.3)	(0.6)%
Change in Argentina Operations	(5.3)	(0.2)%	11.9	0.4 %
Impact of currency	(40.9)	(1.4)%	(58.4)	(2.0)%
Net sales - current year	$ 2,959.7	(3.0)%	$ 3,050.1	0.9 %

Net sales for the year ended September 30, 2023 were $2,959.7, a decrease of 3.0% from the prior year. Organic net sales decreased 1.0% primarily due to:

- Volume declines of approximately 7.5% due to lower category volumes across both battery and auto care from higher retail pricing and general economic conditions impacting category performance and weaker battery performance across non-tracked channels;

- Volume declines of approximately 1.0% from the planned exit of low margin business, a decline in our sales to device manufacturers due to their delay of new product launches and fourth quarter lost battery distribution in international markets; and

- Partially offsetting these declines was the continued benefit of global pricing actions in both the battery and auto care businesses which increased organic sales by approximately 7.5%.

Net sales for the year ended September 30, 2022 were $3,050.1, an increase of 0.9%. Organic net sales increased 3.1% primarily due to:

- Pricing executed in both battery and auto care drove an organic increase of approximately 7.6%; and

- New distribution globally across both battery and auto care contributed approximately 0.8% to organic growth.

- Offsetting these increases was a net volume decrease of approximately 5.3% as a result of lapping the elevated battery demand in the prior year and declines in both battery and auto care related to the previously mentioned pricing actions.

For further discussion regarding net sales in each of our reportable product segments, including a summary of reported versus organic changes, please see the section titled "Segment Results" provided below.

Gross Profit

Gross profit dollars were $1,124.0 in fiscal 2023 versus $1,119.5 in fiscal 2022. Excluding the current year Project Momentum restructuring costs of $29.9, and the prior year integration costs of $6.0, impact of costs from the flooding of our Brazilian manufacturing facility of $9.7 and exiting the Russian market of $1.3, gross profit dollars were $1,153.9 in fiscal 2023 versus $1,136.5 in fiscal 2022. The increase in gross profit dollars was driven by the positive impact of executed price increases in battery and auto care and Project Momentum savings of approximately $47. Partially offsetting these margin impacts were higher operating costs, including raw material costs, as well as adverse currency impacts.

Gross profit dollars were $1,119.5 in fiscal 2022 versus $1,161.4 in fiscal 2021. Excluding the fiscal 2022 and fiscal 2021 acquisition and integration costs of $6.0 and $33.7, respectively, and the fiscal 2022 impact of costs from the flooding of our Brazilian manufacturing facility of $9.7 and exiting the Russian market of $1.3, gross profit dollars were $1,136.5 in fiscal 2022 versus $1,195.1 in fiscal 2021. The decrease in gross profit dollars was driven by higher operating costs, including transportation, material and labor costs, consistent with ongoing inflationary trends. The later part of fiscal 2022 was further impacted by operating inefficiencies related to reduced production volumes as the Company lowered overall inventory levels on hand. Partially offsetting these margin impacts was the positive impact of executed price increases in battery and auto care, the elimination of fiscal 2021 COVID-19 costs and synergies of approximately $6.

Gross margin as a percent of Net sales for fiscal 2023 was 38.0% versus 36.7% in the prior year. Excluding the current year Project Momentum restructuring costs and the prior year costs from the flooding of our Brazilian manufacturing facility, exiting the Russian market and integration costs, the gross margin was 39.0% for the fiscal year, up 170 basis points from prior

year. Gross margin as a percent of Net sales for fiscal 2022 was 36.7% versus 38.4% in fiscal 2021. Excluding the fiscal 2022 and 2021 acquisition and integration costs, and the fiscal 2022 impact of costs from the flooding of our Brazilian manufacturing facility and exiting the Russian market, gross margin was 37.3%, down 230 basis points from prior year.

	Year Ended September 30, 2023		Year Ended September 30, 2022	
	Reported	Adjusted	Reported	Adjusted
Gross Margin - Prior Year	36.7 %	37.3 %	38.4 %	39.6 %
Pricing	4.2 %	4.2 %	4.3 %	4.3 %
Project Momentum initiatives	1.4 %	1.4 %	— %	— %
Mix impact	0.1 %	0.1 %	— %	— %
Product cost impacts	(3.7)%	(3.7)%	(5.8)%	(5.8)%
Year-over-year impact of restructuring costs, Brazil flood, exiting the Russian market and integration costs, net	(0.4)%	— %	0.6 %	— %
Reduction of FY 2021 COVID-19 cost impact	— %	— %	0.4 %	0.4 %
Synergy realization	— %	— %	0.2 %	0.2 %
Currency impact and other	(0.3)%	(0.3)%	(1.4)%	(1.4)%
Gross Margin - Current Year	38.0 %	39.0 %	36.7 %	37.3 %

Selling, General and Administrative (SG&A)

SG&A expenses were $489.4 in fiscal 2023, or 16.5% of net sales, as compared to $484.5, or 15.9% of net sales for fiscal 2022, and $487.2, or 16.1% of net sales for fiscal 2021. Included in SG&A in fiscal 2023 and 2022 were Project Momentum restructuring and related costs of $30.0 and $0.9, respectively. Included in 2022 and 2021 were acquisition and integration costs of $9.4 and $40.0, respectively, and an acquisition earn out of $1.1 and $3.4, respectively, related to the Formulations Acquisition. Fiscal 2022 also included $5.8 related to the exit of the Russian market.

In fiscal 2023, SG&A excluding Project Momentum restructuring and related costs was $459.4 or 15.5%, compared to fiscal 2022 of $467.3 or 15.3%, when excluding acquisition and integration costs, the earn out, costs from exiting the Russian market and Project Momentum restructuring and related costs. The year-over-year decrease was primarily driven by Project Momentum savings, favorable currency impacts and lower environmental costs this year due to a charge taken in the prior year related to a legacy facility that has been sold by the Company. These decreases were partially offset by higher compensation expense and factoring fees in fiscal 2023.

In fiscal 2022, SG&A excluding acquisition and integration costs, the earn out, costs from exiting the Russian market and Project Momentum restructuring and related costs was $467.3 or 15.3%, compared to fiscal 2021 of $443.8 or 14.7%. The increase was primarily driven by increased environmental costs related to a legacy facility that has been sold by the Company, recycling fees, travel and higher IT spending related to our investment in digital transformation.

Advertising and Sales Promotion (A&P)

A&P was $142.3 in fiscal 2023, an increase of $5.2 as compared to fiscal 2022 expense of $137.1. A&P was $162.1 in fiscal 2021. A&P as a percent of net sales was 4.8%, 4.5% and 5.4% in fiscal years 2023, 2022 and 2021, respectively.

Research and Development (R&D)

R&D expense was $32.9 in fiscal 2023, $34.7 in fiscal 2022, $34.5 in fiscal 2021. As a percent of net sales, R&D expense was consistent as a percentage of sales at 1.1% in all three fiscal years.

Amortization Expense

Amortization expense was $59.4, $61.1 and $61.2 in fiscal 2023, 2022 and 2021, respectively. The current year reduction is due to intangibles acquired as part of the Battery acquisition now being fully amortized, partially offset by the increased amortization from the STP trade name in fiscal 2023.

Impairment of goodwill and intangible assets

No impairment of goodwill and intangible assets was recorded in fiscal 2023 or 2021. Impairment of goodwill and intangible assets for fiscal 2022 was $541.9. This included a non-cash impairment on the Armor All trade name of $370.4, STP trade name of $26.3, Rayovac trade name of $127.8 and a non-cash impairment related to the Auto Care International reporting unit goodwill of $17.4. For Armor All and STP, the non-cash impairments were primarily due to declines in their respective Auto Care category projections late in the fourth quarter of fiscal 2022, significant increases in input costs, and a higher discount rate. The Rayovac non-cash impairment was primarily caused by significant sustained currency headwinds in the fourth quarter of fiscal 2022, which were expected to, and did, continue into fiscal 2023, a decrease in the branded sales forecast, increases in input costs, and a higher discount rate. The goodwill non-cash impairment was primarily driven by significant sustained currency headwinds in the fourth quarter of fiscal 2022, which were expected to, and did, continue into fiscal 2023, declines in the Auto Care category projections late in the fourth quarter of fiscal 2022, and an increased discount rate.

Interest expense

Interest expense for fiscal 2023 was $168.7, as compared to fiscal 2022 expense of $158.4 and $161.8 in fiscal 2021. The increased interest expense in fiscal 2023 was due to higher interest rates compared to fiscal 2022, partially offset by lower average outstanding debt in the current year. The decrease in fiscal 2022 from fiscal 2021 was due to the Company continuing to take advantage of favorable debt markets in fiscal 2021 and refinancing its long-term debt.

(Gain)/loss on extinguishment of debt

The Gain on the extinguishment of debt was $1.5 for fiscal year 2023 and related to the Company's retirement of $25.0 of outstanding Senior Notes at a discount and the early repayment of $188.0 outstanding on the term loan in the current year.

The loss on the extinguishment of debt was $103.3 for fiscal year 2021 and relates to the Company's refinancing of its €650.0 Senior Notes due in 2026 in June 2021, the redemption of the $600.0 Senior Notes due in 2027 in January 2021 and the term loan refinancing in December 2020. The Company also amended certain covenants in its credit agreement, which created additional capacity and flexibility.

Other Items, Net

Other items, net was expense of $57.1, $7.3 and income of $2.9 in fiscal 2023, 2022 and 2021, respectively, and is summarized below:

		For the Years Ended September 30,					
		2023		**2022**		**2021**	
Other items, net							
Interest income	$	(8.9)	$	(1.0)	$	(0.7)	
Foreign currency exchange loss		17.3		7.8		5.5	
Pension cost/(benefit) other than service costs		2.7		(4.1)		(1.9)	
Settlement loss on U.S. pension annuity buy out		50.2		—		—	
Exit of Russian market		—		7.5		—	
Gain on finance lease termination		—		(4.5)		—	
Gain on sale of assets		—		—		(3.3)	
Other		(4.2)		1.6		(2.5)	
Total Other items, net	$	57.1	$	7.3	$	(2.9)	

Income Taxes

For fiscal 2023, the effective tax rate was 20.0%. Excluding the impact of our non-GAAP adjustments, the year to date adjusted effective tax rate was 21.2% as compared to 19.5% in the prior year. The increase in the rate versus prior year is primarily due to the release of reserves from statute limitations and settlements with tax authorities in the prior year.

For fiscal 2022, the effective tax rate was a benefit of 24.2%. The current year rate was unfavorably impacted by the tax impact of the goodwill impairment. Excluding the impact of our non-GAAP adjustments, the year to date adjusted effective

tax rate was 19.5% as compared to 22.6% in the prior year. The decrease in the rate versus prior year is primarily due to the release of reserves from statute limitations and settlements with tax authorities.

For fiscal 2021, the effective tax rate was 4.3%. The current year rate was favorably impacted by tax structuring resulting in a reduction to a deferred tax liability and the favorable tax impact resulting from the refinancing of the €650.0 Senior Notes due in 2026 in June 2021. Excluding the impact of our non-GAAP adjustments, the year to date adjusted effective tax rate was 22.6% as compared to 23.3% in the prior year. The decrease in the rate versus prior year is due to the favorable return to provision adjustments and decreases in certain limited expenses.

Energizer's effective tax rate is highly sensitive to the mix of countries from which earnings or losses are derived. Declines in earnings in lower tax rate countries, earnings increases in higher tax rate countries, repatriation of foreign earnings or foreign operating losses in the future could increase future tax rates. In addition, the enactment of legislation implementing changes in the U.S. on the taxation of international business activities or the adoption of other U.S. tax reform could impact our effective tax rate in the future.

Argentina Hyperinflation

Effective July 1, 2018, the financial statements for our Argentina subsidiary are consolidated under the rules governing the translation of financial information in a highly inflationary economy. Under U.S. GAAP, an economy is considered highly inflationary if the cumulative inflation rate for a three year period meets or exceeds 100 percent. The Argentina economy exceeded the three year cumulative inflation rate of 100 percent as of June 2018 and remains highly inflationary as of September 30, 2023. If a subsidiary is considered to be in a highly inflationary economy, the financial statements of the subsidiary must be remeasured into the Company's reporting currency (U.S. dollar) and future exchange gains and losses from the remeasurement of monetary assets and liabilities are reflected in current earnings, rather than exclusively in the equity section of the balance sheet, until such time as the economy is no longer considered highly inflationary. It is difficult to determine what continuing impact the use of highly inflationary accounting for Argentina may have on our consolidated financial statements as such impact is dependent upon movements in the applicable exchange rates between the local currency and the U.S. dollar and the amount of monetary assets and liabilities included in our affiliates balance sheet.

Segment Results

During fiscal year 2022, the Company changed its reportable and operating segments from two geographical segments, previously Americas and International, to two product groupings, Battery & Lights and Auto Care. This change came with the completion of the Battery and Auto Care Acquisition integrations in fiscal 2022. The Company changed its reporting structure to better reflect what the chief operating decision maker is reviewing to make organizational decisions and resource allocations.

Segment performance is evaluated based on segment operating profit, exclusive of general corporate expenses (including share-based compensation costs), amortization of intangibles, impairment of goodwill and intangible assets, acquisition and integration activities, Project Momentum restructuring and related costs, acquisition earn out, the costs of the flooding of our manufacturing facility in Brazil, the costs of exiting the Russian market, the settlement loss on U.S. pension annuity buy out and other items determined to be corporate in nature. Financial items, such as interest income and expense, gain on finance lease termination and (gain)/loss on extinguishment of debt are managed on a global basis at the corporate level. The exclusion of acquisition and integration and Project Momentum restructuring and related costs from segment results reflects management's view on how it evaluates segment performance. The Company also excludes amortization of intangibles and impairment of goodwill and intangible assets from segments as these are non-cash items related to the original purchase of the intangibles and not utilized to evaluate current segment performance.

Energizer's operating model includes a combination of standalone and shared business functions between the product segments, varying by country and region of the world. Shared functions include the sales and marketing functions, as well as human resources, IT and finance shared service costs. Energizer applies a fully allocated cost basis, in which shared business functions are allocated between segments. Such allocations are estimates, and do not represent the costs of such services if performed on a standalone basis.

Segment Net Sales	For the Years Ended September 30,			
	2023	**% Chg**	**2022**	**% Chg**
Batteries & Lights				
Net sales - prior year	$2,427.3		$ 2,402.8	
Organic	(25.0)	(1.0)%	84.8	3.5 %
Change in Russia operations	(12.3)	(0.5)%	(19.0)	(0.8)%
Change in Argentina operations	(5.5)	(0.2)%	11.8	0.5 %
Impact of currency	(39.6)	(1.7)%	(53.1)	(2.2)%
Net sales - current year	$2,344.9	(3.4)%	$ 2,427.3	1.0 %
Auto Care				
Net sales - prior year	$ 622.8		$ 618.7	
Organic	(6.6)	(1.1)%	9.6	1.6 %
Change in Russia operations	(0.3)	— %	(0.3)	— %
Change in Argentina operations	0.2	— %	0.1	— %
Impact of currency	(1.3)	(0.2)%	(5.3)	(0.9)%
Net sales - current year	$ 614.8	(1.3)%	$ 622.8	0.7 %
Total Net Sales				
Net sales - prior year	$3,050.1		$ 3,021.5	
Organic	(31.6)	(1.0)%	94.4	3.1 %
Change in Russia operations	(12.6)	(0.4)%	(19.3)	(0.6)%
Change in Argentina operations	(5.3)	(0.2)%	11.8	0.4 %
Impact of currency	(40.9)	(1.4)%	(58.4)	(2.0)%
Net sales - current year	$2,959.7	(3.0)%	$ 3,050.0	0.9 %

Total net sales for the twelve months ended September 30, 2023 decreased 3.0%, due to organic sales decline of $31.6, or 1.0%, a decrease in sales from exiting the Russian market of $12.6, or 0.4%, a $5.3 decrease from our Argentina operations, which were deemed to be highly inflationary, and unfavorable impact of currency of $40.9, or 1.4%. Segment sales results for the twelve months ended September 30, 2023 are as follows:

- Batteries & Lights net sales declined 3.4% versus the prior fiscal year, which included organic net sales decline of 1.0%. The organic decrease was driven by category declines from higher retail pricing and general economic conditions impacting category performance and weaker performance at several non-tracked customers (approximately 7.5%), as well as from the planned exit of low margin business and a decline in our sales to device manufacturers due to their delay of new product launches and fourth quarter lost battery distribution in international markets (approximately 1.5%). This was partially offset by the continued benefits of global pricing actions (approximately 8.0%).

- Auto Care net sales declined 1.3% versus the prior fiscal year, which was primarily driven by organic net sales decline of 1.1%. The organic decrease in Net sales was due to lower volumes from category declines from higher retail pricing and general economic conditions impacting category performance, cooler spring weather negatively impacting our refrigerant sales, and retailer inventory management (approximately 8.0%). This was partially offset by the continued benefits of global pricing actions (approximately 7.0%).

Total net sales for the twelve months ended September 30, 2022 increased 0.9%, due to organic sales increase of $94.4, or 3.1%, and an $11.9 increase from our Argentina operations, which were deemed to be highly inflationary. Partially offsetting these increases was the decrease in sales from exiting the Russian market of $19.3, or 0.6%, and unfavorable impact of currency of $58.4, or 2.0%. Segment sales results for the twelve months ended September 30, 2022 are as follows:

- Batteries & Lights net sales improved 1.0% versus the prior fiscal year. This increase was primarily driven by organic net sales growth of 3.5% due to pricing increases (approximately 7.5%) and new distribution in battery & lights (approximately 0.5%). This was partially offset by the expected decline in battery demand compared to the elevated COVID-19 related sales in the prior year period (approximately 4.5%).

- Auto Care net sales improved 0.7% versus the prior fiscal year. This increase was driven by organic net sales growth of 1.6% due to global price increases (approximately 8.0%) and new distribution in both the North American and International markets (approximately 1.5%). This was offset by a decrease in volumes to prior year related to the previously mentioned pricing actions, the lapping of elevated demand in the prior year and the negative impact higher gas prices had on miles driven, consumer foot traffic in the category, and a tendency to defer auto maintenance, particularly impacting our AC recharge business (approximately 8.0%).

Segment Profit	For the Years Ended September 30,			
	2023	% Chg	2022	% Chg
Batteries & Lights				
Segment Profit - prior year	$ 553.6		$ 553.6	
Organic	21.5	3.9 %	14.6	2.6 %
Change in Russia operations	(1.2)	(0.2)%	(4.0)	(0.7)%
Change in Argentina operations	(1.4)	(0.3)%	9.6	1.7 %
Impact of currency	(21.0)	(3.8)%	(20.2)	(3.6)%
Segment Profit - current year	$ 551.5	(0.4)%	$ 553.6	— %
Auto Care				
Segment Profit - prior year	$ 46.5		$ 98.2	
Organic	29.5	63.4 %	(48.2)	(49.1)%
Change in Argentina operations	—	— %	0.1	0.1 %
Impact of currency	(1.0)	(2.1)%	(3.6)	(3.5)%
Segment Profit - current year	$ 75.0	61.3 %	$ 46.5	(52.6)%
Total Segment Profit				
Segment Profit - prior year	$ 600.1		$ 651.8	
Organic	51.0	8.5 %	(33.6)	(5.2)%
Change in Russia operations	(1.2)	(0.2)%	(4.0)	(0.6)%
Change in Argentina operations	(1.4)	(0.2)%	9.7	1.5 %
Impact of currency	(22.0)	(3.7)%	(23.8)	(3.6)%
Segment Profit - current year	$ 626.5	4.4 %	$ 600.1	(7.9)%

Refer to Note 9, Segments, in the Consolidated Financial Statements for a reconciliation from segment profit to Earnings/(loss) before income taxes.

Total segment profit in fiscal 2023 was $626.5, an increase of 4.4% versus the prior fiscal year. The increase was driven by organic segment profit increase of 8.5%. This was partially offset by unfavorable movement in foreign currency of $22.0, or 3.7%, the change in Russian operating profit of $1.2 from exiting the Russian market and a decline of $1.4, or 0.2%, in Argentina operations. Segment operating profit results for the twelve months ended September 30, 2023 are as follows:

- Battery & Lights segment profit was $551.5, a decrease of 0.4% versus the prior fiscal year primarily driven by unfavorable currency movements. Offsetting this was organic profit increase of $21.5, or 3.9%. The growth was driven by improved operating margins driven by Project Momentum initiatives and decreased overhead and R&D spending. This growth was partially offset by lower organic sales as well as higher A&P spending in the current year.

- Auto Care segment profit was $75.0, an increase of $28.5, or 61.3%, versus the prior fiscal year. Organic segment profit increased $29.5, or 63.4%. The growth was driven by improved operating margins driven by Project Momentum initiatives and decreased overhead spending. This growth was partially offset by lower organic sales as well as higher A&P and R&D spending in the current year.

Total segment profit in fiscal 2022 was $600.1, a decrease of 7.9% versus the prior fiscal year. The decline was driven by organic segment profit decrease of 5.2%, unfavorable movement in foreign currency of $23.8, or 3.6% and the

change in Russian operating profit of $4.0 from exiting the Russian market. These decreases were offset by $9.7, or 1.5%, of favorable changes in Argentina operations. Segment operating profit results for the twelve months ended September 30, 2022 are as follows:

- Battery & Lights segment profit was $553.6, flat versus the prior fiscal year. The organic profit increase was $14.6, or 2.6%, and was driven by top-line growth and lower A&P spending. This growth was partially offset by increased operating costs including higher labor, tariffs and transportation costs, which unfavorably impacted gross margin, as well as higher overhead spending.

- Auto Care segment profit was $46.5, a decrease of $51.7, or 52.6%, versus the prior fiscal year. Organic segment profit decreased $48.2, or 49.1%. The organic revenue growth in Auto Care noted above was not enough to offset the increased product input costs which negatively impacted gross margin. Partially offsetting this decline was lower A&P.

GENERAL CORPORATE	For the Years Ended September 30,		
	2023	**2022**	**2021**
General corporate and other expenses	$ 107.2	$ 101.6	$ 96.0
% of net sales	3.6 %	3.3 %	3.2 %

For fiscal 2023, general corporate expenses were $107.2, an increase of $5.6 compared to fiscal 2022 expense of $101.6. The increase was driven by was primarily driven by increased factoring fees, higher mark to market expenses on our deferred compensation plans as well as increased stock compensation in the current year. For fiscal 2022, general corporate expenses were $101.6, an increase of $5.6 compared to fiscal 2021 expense of $96.0. The increase was driven by increased travel expense, and increased bonus and stock compensation expense, partially offset by lower mark to market expense on our deferred compensation plans.

Liquidity and Capital Resources

Energizer's primary future cash needs are centered on operating activities, working capital and strategic investments. We believe that our future cash from operations, together with our access to capital markets, will provide adequate resources to fund our short-term and long-term operating and financing needs. Our access to, and the availability of, financing on acceptable terms in the future will be affected by many factors, including, but not limited to: (i) our financial condition and prospects, (ii) for debt, our credit rating, (iii) the liquidity of the overall capital markets and (iv) the current state of the economy. There can be no assurances that we will continue to have access to capital markets on terms acceptable to us. See "Risk Factors" for a further discussion.

Cash is managed centrally with net earnings reinvested locally and working capital requirements met from existing liquid funds. At September 30, 2023, Energizer had $223.3 of cash and cash equivalents, approximately 84% of which was outside of the U.S. Given our extensive international operations, a significant portion of our cash is denominated in foreign currencies. We manage our worldwide cash requirements by reviewing available funds among the many subsidiaries through which we conduct our business and the cost effectiveness with which those funds can be accessed. The repatriation of cash balances from certain of our subsidiaries could have adverse tax consequences or be subject to regulatory capital requirements, however, those balances are generally available without legal restrictions to fund ordinary business operations.

On December 22, 2020, the Company entered into a Credit Agreement (Credit Agreement) which provided for a 5-year $400.0 revolving credit facility (2020 Revolving Facility) and a $1,200.0 Term Loan due December 2027. On December 31, 2021 the Company amended the Credit Agreement to increase the 2020 Revolving Facility to $500.0.

In February 2023, the Company amended this Credit Agreement and the existing interest rate swap to transition the interest reference rate from the London Interbank Offered Rate (LIBOR) to the Secured Overnight Finance Rate (SOFR). There were no other changes to the Company's Credit Agreement or timing of cash flows. The amendment was entered into because the LIBOR rate historically used was no longer published after June 30, 2023. The Company utilized expedients within ASC 848 to conclude that this amendment should be treated as a non-substantial modification of the existing contract, resulting in no impact to the Company's financial statement.

The borrowings under the Term Loan require quarterly principal payments at a rate of 0.25% of the original principal balance. Borrowings under the 2020 Revolving Facility bear interest at a rate per annum equal to, at the option of the Company, SOFR or the Base Rate (as defined) plus the applicable margin. The Term Loan bears interest at a rate per annum equal to SOFR plus the applicable margin.

During fiscal year 2023, the Company repurchased $16.3 of the 4.750% Senior Notes due in 2028 and $8.7 of the 4.375% Senior Notes due in 2029 at a total discount of $3.4. The Company also made early payments of $188.0 of the Term Loan. The extinguishment of this debt, less the write-off of associated deferred financing fees, resulted in a gain on extinguishment of debt for the fiscal year ended September 30, 2023 of $1.5.

As of September 30, 2023, the Company had no borrowings outstanding under the 2020 Revolving Facility and $7.1 of outstanding letters of credit. Taking into account outstanding letters of credit, $492.9 remained available as of September 30, 2023.

Debt Covenants

The agreements governing the Company's debt contain certain customary representations and warranties, affirmative, negative and financial covenants, and provisions relating to events of default. If the Company fails to comply with these covenants or with other requirements of these agreements, the lenders may have the right to accelerate the maturity of the debt. Acceleration under one of these facilities would trigger cross defaults to other borrowings. As of September 30, 2023, the Company was in compliance with the provisions and covenants associated with its debt agreements, and expects to remain in compliance for at least the next 12 months.

Operating Activities

Cash flow from operating activities is the primary funding source for operating needs and capital investments. Cash flow from operating activities was $395.2 in fiscal 2023, $1.0 in fiscal 2022, and $179.7 in fiscal 2021.

Cash flow from operating activities was $395.2 in fiscal 2023 as compared to $1.0 in the prior fiscal year. This increase of $394.2 was primarily driven by working capital changes year over year of approximately $397.3 as the Company has worked to return to a more normalized working capital levels. The working capital change of approximately $397.3 was primarily a result of the following:

- Approximately $105 is due to collections of accounts receivable in the current year compared to the prior year. The Company had reduced its factoring at the end of fiscal year 2022 compared to the prior year, which resulted in higher collections in fiscal 2023. This increase is partially offset by $55 million of changes in accrued sales allowance.

- Approximately $227 of less inventory investment compared to the prior year as the Company was proactively building safety stock in the prior year and reduced the investment in the current year as inventory levels continued the return to a more normalized level; and

- Approximately $131 due to changes in accounts payable and accrued liabilities driven by timing of payments.

Cash flow from operating activities was $1.0 in fiscal 2022 as compared to $179.7 in fiscal 2021. This decrease of $178.7 was primarily driven by working capital changes year over year of approximately $165. The working capital change of approximately $165 was primarily a result of the following:

- Approximately $195 in increased accounts receivable due to higher current year sales compared to prior year and reduced factoring relating to those accounts receivables, offset by approximately $29 of changes in accrued sales allowances.

- Approximately $161 due to changes in accounts payable, offset by approximately $26 due to changes in accrued interest, both of which were driven by timing of payments.

- These changes were partially offset by approximately $118 less of an inventory investment compared to the prior year as the Company was proactively building safety stock in the prior year and reduced the investment in the current year as inventory levels return to a more normalized level.

Investing Activities

Net cash used by investing activities was $56.1 in fiscal 2023 and $90.9 in fiscal 2022, and $126.4 in fiscal 2021, and consisted of the following:

- Capital expenditures were $56.8, $77.8, and $64.9 in fiscal years 2023, 2022, and 2021, respectively.

- Proceeds from asset sales were $0.7, $0.6, and $5.7 in fiscal 2023, 2022, and 2021, respectively. The fiscal 2021 proceeds primarily related to the sale of our Guatemala manufacturing facility acquired with the Battery Acquisition.

- Acquisitions of intangible assets of $14.7 relating to the auto care appearance trade names and formulas acquired in Latin America during fiscal 2022.

- Acquisitions, net of cash acquired and working capital payments, were an inflow of $1.0 in fiscal 2022, and an outflow of $67.2 in fiscal 2021. The fiscal 2022 inflow was from the Formulations Acquisition working capital settlement. The fiscal 2021 payments related to the acquired Indonesia battery plant and the Formulations Acquisition.

Investing cash outflows of approximately $95 to $105 are anticipated in fiscal 2024 for capital expenditures. This includes normal maintenance, product development and cost reduction investments, as well as approximately $35 to $45 of investment from Project Momentum initiatives including IT systems.

Financing Activities

Net cash used by financing activities was $309.4 in fiscal 2023 and $1,069.1 in fiscal 2021. Net from financing activities was $79.1 in fiscal 2022.

For fiscal 2023, cash flow used by financing activities consists of the following:

- Payments on debt with maturities greater than 90 days of $222.1, primarily related to the early retirement of Senior notes of $21.6 and the term loan principal payments of $200.0;

- Net increase in debt with original maturities of 90 days or less of $1.2, primarily related to international borrowings;

- Dividends paid on common stock of $86.3 during fiscal 2023 (see below); and

- Taxes paid for withheld share-based payments of $2.2.

For fiscal 2022, cash flow from financing activities consists of the following:

- Cash proceeds from issuance of debt with original maturities greater than 90 days of $300.0 relating to the new Senior Notes due in 2027 issuance in the second quarter of fiscal 2022;

- Payments on debt with maturities greater than 90 days of $13.7, primarily related to the quarterly principal payments on the Term Loan;

- Net decrease in debt with original maturities of 90 days or less of $99.0, primarily related to repayments of borrowings under our 2020 Revolving Facility;

- Debt issuance costs of $7.6 relating to the amendment of the Credit Agreement in December 2021 and the issuance of the $300.0 Senior Notes due in 2027;

- Payments to terminate finance lease obligations of $5.1 related to the termination of our Dixon IL packaging facility lease;

- Dividends paid on common stock of $84.9 during fiscal 2022;

- Dividends paid on Mandatory Convertible Preferred Stock (MCPS) of $8.1 during fiscal 2022; and

- Taxes paid for withheld share-based payments of $2.5.

For fiscal 2021, cash flow used by financing activities consists of the following:

- Cash proceeds from issuance of debt with original maturities greater than 90 days of $1,982.6 relating to the Term Loan funded in December 2020 and January 2021, and the June 2021 issuance of €650.0 Senior Notes due in 2029 (2029 EUR Notes);

- Payments on debt with maturities greater than 90 days of $2,773.8, primarily related to the October 2020 repayment of the $750.0 Senior Notes due in 2026 (2026 Notes), the $319.4 repayment of the Term Loan A and $313.5 Term Loan B in December 2020, the January 2021 repayment of the $600.0 Senior Notes due in 2027 (2027 Notes), and the June 2021 repayment of the €650.0 Senior Notes due in 2026 (2026 EUR Notes);

- Net increase in debt with original maturities of 90 days or less of $102.1, primarily related to borrowings under our 2020 Revolving Facility;

- Debt issuance costs of $29.0 relating to the funding of the Term Loan in December 2020 and January 2021 and the 2029 EUR Notes in June 2021;

- Premiums paid on extinguishment of debt of $141.1 funded the October 2020 redemption of the 2026 Notes, the January 2021 redemption of the 2027 Notes, and the June 2021 repayment of the 2026 EUR Notes;

- Dividends paid on common stock of $83.9 during fiscal 2021;

- Dividends paid on MCPS of $16.2 during fiscal 2021;

- Purchase of treasury stock of $96.3 representing the cash paid for stock repurchases including the $75.0 Accelerated Share Repurchase program;

- Payment of contingent consideration of $6.8 related to the achievement of a CAE acquisition earn out threshold; and

- Taxes paid for withheld share-based payments of $6.7.

Dividends

Total dividends declared to common shareholders were $88.0, and $86.3 was paid in fiscal 2023.

Subsequent to the fiscal year end, on November 6, 2023, the Board of Directors declared a dividend for the first quarter of fiscal 2024 of $0.30 per share of common stock, payable on December 14, 2023, to all shareholders of record as of the close of business on November 29, 2023.

Share Repurchases

In November 2020, the Company's Board of Directors approved an authorization for Energizer to acquire up to 7.5 million shares of its common stock. The Company entered into a $75.0 accelerated share repurchase (ASR) program in the fourth quarter of fiscal 2021. Under the terms of the agreement, approximately 1.5 million shares were delivered in fiscal 2021 and an additional 0.5 million were delivered upon termination of the agreement on November 18, 2021. The Company acquired in total approximately 2.0 million shares at an average weighted price of $38.30 under the ASR. No additional shares were repurchased in fiscal 2022 or 2023.

Future share repurchase, if any, would be made on the open market and the timing and the amount of any purchases will be determined by the Company based on its evaluation of the market conditions, capital allocation objectives, legal and regulatory requirements and other factors. Share repurchases may be effected through open market purchases or privately negotiated transactions, including repurchase plans that satisfy the conditions of Rule 10b5-1 of the Securities Exchange Act of 1934.

On August 16, 2022, the U.S. government enacted the Inflation Reduction Act (IRA) which, among other changes, created a new corporate alternative minimum tax (AMT) based on adjusted financial statement income and imposed a 1% excise tax on corporate stock repurchases. The effective date of these provisions was January 1, 2023. There was no impact on the Company in fiscal 2023 as no shares were repurchased. Any excise tax incurred on corporate stock repurchases will generally be recognized as part of the cost basis of the treasury stock acquired and not reported as part of income tax expense.

The timing, declaration, amount and payment of future dividends to shareholders or repurchases of the Company's Common stock will fall within the discretion of our Board of Directors. The Board's decisions regarding the payment of dividends or repurchase of shares will depend on many factors, such as our financial condition, earnings, capital requirements, debt service obligations, covenants associated with certain of our debt service obligations, industry practice, legal requirements, regulatory constraints and other factors that our Board of Directors deems relevant.

Contractual Obligations and Commitments

The Company believes it has sufficient liquidity to fund its operations and meet its short-term and long-term obligations. The Company's material future obligations include the contractual and purchase commitments described below.

The Company has a contractual commitment to repay its long-term debt of $3,344.2 based on the defined terms of our debt agreements. Within the next twelve months, the company is obligated to pay $12.0 of this total debt. Our interest commitments based on the current debt balance and SOFR rate on drawn debt at September 30, 2023 is $769.6 with $150.3 expected within the next twelve months. The company has entered into an interest rate swap agreement that fixed the variable benchmark component (SOFR) on $700.0 of variable rate debt. Refer to Note 12 Debt for further details.

The Company has an obligation to pay a mandatory transition tax of $16.7 over the next three years. The first payment of $3.9 is due in the second quarter of fiscal 2024.

Additionally, Energizer has material future purchase commitments for goods and services which are legally binding and that specify all significant terms including price and/or quantity. Total future commitments for these obligations over the next 5 years is $8.3. Of this amount, $4.3 is due within the next twelve months. Refer to Note 17 Other Commitments and Contingencies for further details. Energizer is also party to various service and supply contracts that generally extend approximately one to three months. These arrangements are primarily individual, short-term purchase orders for routine goods and services at market prices, which are part of our normal operations and are reflected in historical operating cash flow trends. These contracts can generally be canceled at our option at any time. We do not believe such arrangements will adversely affect our liquidity position.

Finally, Energizer has operating and financing leases for real estate, equipment, and other assets that include future minimum payments with initial terms of one year or more. Total future operating and finance lease payments at September 30, 2023 are $145.2 and $66.2, respectively. Within the next twelve months, operating and finance lease payments are expected to be $20.4 and $2.5, respectively. Refer to Note 10 Leases for further details.

Other Matters

Environmental Matters

The operations of Energizer are subject to various federal, state, foreign and local laws and regulations intended to protect the public health and the environment. These regulations relate primarily to worker safety, air and water quality, underground fuel storage tanks and waste handling and disposal. Under the Comprehensive Environmental Response, Compensation and Liability Act, Energizer has been identified as a "potentially responsible party" (PRP) and may be required to share in the cost of cleanup with respect to certain federal "Superfund" sites. It may also be required to share in the cost of cleanup with respect to state-designated sites or other sites outside of the U.S.

Accrued environmental costs at September 30, 2023 were $14.0, of which approximately $3.9 is expected to be spent during fiscal 2024. It is difficult to quantify with certainty the cost of environmental matters, particularly remediation and future capital expenditures for environmental control equipment. Current environmental spending estimates could be modified as a result of changes in our plans or our understanding of underlying facts, changes in legal requirements or the enforcement or interpretation of existing requirements.

Legal Proceedings

The Company and its affiliates are subject to a number of legal proceedings in various jurisdictions arising out of its operations. Many of these legal matters are in preliminary stages and involve complex issues of law and fact, and may proceed for protracted periods of time. The amount of liability, if any, from these proceedings cannot be determined with certainty. We are a party to legal proceedings and claims that arise during the ordinary course of business. We review our legal proceedings and claims, regulatory reviews and inspections on an ongoing basis and follow appropriate accounting guidance when making accrual and disclosure decisions. We establish accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and we disclose the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for our financial statements to not be misleading. We do not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated. Based upon present information, the Company believes that its liability, if any, arising from such pending legal proceedings, asserted legal claims and known potential legal claims which are likely to be asserted, is not reasonably likely to be material to the Company's financial position, results of operations, or cash flows, taking into account established accruals for estimated liabilities.

Critical Accounting Policies and Estimates

The methods, estimates, and judgments Energizer uses in applying its most critical accounting policies have a significant impact on the results the Company reports in its Consolidated Financial Statements. Specific areas, among others, requiring the application of management's estimates and judgment include assumptions pertaining to accruals for consumer and trade-promotion programs, pension benefit costs, acquisition, intangible assets and goodwill, uncertain tax positions, the reinvestment of undistributed foreign earnings and tax valuation allowances. On an ongoing basis, Energizer evaluates its estimates, but actual results could differ materially from those estimates.

The Company's critical accounting policies have been reviewed with the Audit Committee of the Board of Directors. A summary of Energizer's significant accounting policies is contained in Note 2, Summary of Significant Accounting Policies, of the Notes to the Consolidated Financial Statements. This listing is not intended to be a comprehensive list of all of Energizer's accounting policies.

- *Revenue Recognition* - The Company measures revenue as the amount of consideration for which it expects to be entitled in exchange for transferring goods. Net sales reflect the transaction prices for agreements, which include units shipped at selling list prices reduced by variable consideration as determined by the terms of each individual agreement. Discounts are offered to customers for early payment and an estimate of the discount is recorded as a reduction of net sales in the same period as the sale. Our standard sales terms generally include payments within 30 to 60 days and are final with returns or exchanges not permitted unless a special exception is made. Our Auto Care channel terms are longer, in some cases up to 365 days, in which case we use our trade receivables factoring program for more timely collection. Reserves are established based on historical data and recorded in cases where the right of return does exist for a particular sale. The Company does not offer warranties on products.

  Energizer offers a variety of programs, primarily to its retail customers, designed to promote sales of its products. Such programs require periodic payments and allowances based on estimated results of specific programs and are recorded as a reduction to net sales. Methodologies for determining these provisions are dependent on specific customer pricing and promotional practices, which range from contractually fixed percentage price reductions to reimbursement based on actual occurrence or performance. Where applicable, future reimbursements are estimated based on a combination of historical patterns and future expectations regarding specific in-market product performance. Energizer accrues, at the time of sale, the estimated total payments and allowances associated with each transaction. Customers redeem trade promotions in the form of payments from the accrued trade allowances or invoice credits against trade receivables. Additionally, Energizer offers programs directly to consumers to promote the sale of its products. Energizer continually assesses the adequacy of accruals for customer and consumer promotional program costs not yet paid. To the extent total program payments differ from estimates, adjustments may be necessary. Historically, these adjustments have not been material.

  The Company's agreements with customers do not have significant financing components or non-cash consideration and the Company does not have unbilled revenue or significant amounts of prepayments from customers. Revenue is recorded net of the taxes we collect on behalf of governmental authorities which are generally included in the price to the customer. Shipping and handling activities are accounted for as contract fulfillment costs and recorded in Cost of products sold.

- **Pension Plans** - The determination of the Company's obligation and expense for pension benefits is dependent on certain assumptions developed by the Company and used by actuaries in calculating such amounts. Assumptions include, among others, the discount rate, future salary increases and the expected long-term rate of return on plan assets. Actual results that differ from assumptions made, or impacts to the obligation that are due to changes to assumptions, are recognized on the balance sheet and subsequently amortized to earnings over future periods. Significant differences in actual experience or significant changes in macroeconomic conditions resulting in changes to assumptions may materially affect pension obligations. In determining the discount rate, the Company uses the yield on high-quality bonds in conjunction with the cash flows of its plans' estimated payouts. For the U.S. plans, which were frozen January 1, 2014 and represent the Company's most significant obligations, we consider the Mercer Above-Mean yield curve in determining the discount rates.

  Of the assumptions listed above, changes in the expected long-term rate of return on plan assets and changes in the discount rate used in developing plan obligations will likely have the most significant impact on the Company's annual earnings, prospectively. Based on plan assets at September 30, 2023, a 100 basis point decrease or increase in expected asset returns would increase or decrease the Company's U.S. pre-tax pension expense by $2.6. In addition, poor asset performance may increase and accelerate the rate of required pension contributions in the future. Uncertainty related to economic markets and the availability of credit may produce changes in the yields on corporate bonds rated as high-quality. As a result, discount rates based on high-quality corporate bonds may increase or decrease leading to lower or higher, respectively, pension obligations. A 100 basis point decrease in the discount rate would increase U.S. pension obligations by $18.5 at September 30, 2023.

  As allowed under GAAP, the Company's U.S. qualified pension plan's impact on earnings is determined using Market Related Value, which recognizes market appreciation or depreciation in the portfolio over five years and therefore reduces the short-term impact of market fluctuations.

- **Business Combinations** - The Company allocates the cost of an acquired business to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The Company uses a variety of information sources to determine the value of acquired assets and liabilities including: third-party appraisers for the values and lives of property, identifiable intangibles and inventories; actuaries for defined benefit retirement plans; and legal counsel or other advisors to assess the obligations associated with legal, environmental or other claims. The excess value of the cost of an acquired business over the estimated fair value of the assets acquired and liabilities assumed is recognized as goodwill.

  During fiscal 2021, Energizer used variations of the income approach in determining the fair value of the amortizable intangible assets acquired for the Formulations Acquisition. The Company utilized multi-period excess earnings methods for determining the fair value of the proprietary technology and customer relationships acquired. Our determination of the fair value of these assets involved the use of significant estimates and assumptions related to the revenue growth rates and discount rates. Our determination of the fair value of customer relationships also involved assumptions related to customer attrition rates.

- **Intangible Assets -** Significant judgment is required in assigning the respective useful lives of intangible assets. Certain brand intangibles are expected to have indefinite lives based on their history and our plans to continue to support and build the acquired brands. Other intangible assets are expected to have determinable useful lives. Our assessment of intangible assets that have an indefinite life and those that have a determinable life is based on a number of factors including the competitive environment, market share, brand history, underlying product life cycles, operating plans and the macroeconomic environment. Our estimates of the useful lives of determinable-lived intangible assets are primarily based on the same factors. The carrying value of determinable-lived intangible assets are amortized to expense over the estimated useful life. The value of indefinite-lived intangible assets is not amortized, but is tested at least annually for impairment. The Company assesses the appropriateness of an indefinite life being assigned to certain intangible assets as a part of this annual impairment analysis. The useful life of a determinable-lived intangible asset would be reassessed if a triggering event was identified that indicated a potential change in the value or use of our determinable-lived assets. A change in the useful life of these assets could have a material impact on our financial statements.

  The Company has certain trade names with indefinite lives that are reviewed for impairment during the fourth quarter of each fiscal year following the annual forecasting process, or more frequently if facts and circumstances indicate the trade name may be impaired. The Company has the option to perform a qualitative assessment to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of such an intangible asset is less than its carrying amount. However, the Company can elect not to perform the

qualitative assessment, and is then required to perform a quantitative impairment test that involves a comparison of the estimated fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

In the fourth quarter of fiscal 2023, the Company completed the indefinite lived intangibles annual assessment. A quantitative assessment was performed over the Rayovac and Armor All trade names due to the prior year impairments, and a qualitative assessment was performed over the Energizer, Eveready and Varta trade names. No impairment were identified and the Armor All trade name fair value exceeded its carrying value by more than 20%.

For Rayovac, the fair value of the trade name exceeded its carrying value of $422.2 by approximately 5%. The quantitative estimate of fair value for the Rayovac trade name was determined using the multi-period excess earnings method, which requires significant assumptions, including estimates related to revenue growth rates, gross margin rates, operating expenses (SG&A, R&D, and A&P) and discount rates. The projections for the Rayovac fair value model were generated using the Company's three-year strategic plan, the Company's annual budget plan for fiscal 2024, and long-term category projections, to determine forecasted cash flows and operating data. Specifically, the revenue growth assumption was based on historical trends and management's expectations for future category trends. The gross margin rate assumption was based on historical trends, management's cost cutting strategies and a market place participant's production capabilities. The gross margin rate utilized was also consistent with rates achieved in fiscal 2023. Operating expenses are based on historical trends and management's annual budget plan for fiscal 2024, as well as long-term operating and advertising strategies. The discount rate used was based on a weighted-average cost of capital utilizing industry market data of similar companies. Changes in the assumptions used to estimate the fair value of the Rayovac tradename could result in impairment charges in future periods, which could be material. Specifically, a 50 basis point increase in the discount rate would have resulted in the carrying value of the Rayovac trade name exceeding the fair value by approximately 0.6%.

In fiscal 2022, a quantitative assessment was performed over the Armor All, STP and Rayovac trade names, resulting in non-cash impairments of $370.4, $26.3 and $127.8, respectively. For Armor All and STP, the non-cash impairments were primarily due to declines in their respective Auto Care category projections late in the fourth quarter of fiscal 2022, significant increases in input costs, and a higher discount rate. The Rayovac non-cash impairment was primarily caused by significant sustained currency headwinds in the fourth quarter of fiscal 2022, which were expected to continue into fiscal 2023 and were included within the cash flow models, a decrease in the branded sales forecast, increases in input costs, and a higher discount rate. The quantitative estimated fair values were determined using the multi-period excess earnings method, which requires significant assumptions for each brand, including estimates related to revenue growth rates, gross margin rates, operating expenses (SG&A, R&D and A&P), and discount rates. The projections for the Armor All, STP and Rayovac fair value models were generated using the Company's three-year strategic plan, the Company's annual budget plan for fiscal 2023, and long-term category projections, to determine forecasted cash flows and operating data. Specifically, revenue growth assumptions were based on historical trends and management's expectations for future growth by brand and category. Gross margin rate assumptions were based on historical trends and management's cost cutting strategies. Operating expenses were based on historical trends and management's annual budget plan for fiscal 2023, as well as long-term operating and advertising strategies. The discount rates used in the trade name fair value estimates ranged between 9.5% and 10.0%, and were based on a weighted-average cost of capital utilizing industry market data of similar companies. The new carrying values for Armor All, STP, and Rayovac trade names were $228.5, $76.4, and $422.2, respectively.

STP is within the fuel and oil additives category and due to the expectation for an increased percentage of electric vehicles in the car parc over the long term, the Company converted the STP trade name into a definite-life intangible asset with a 25 year useful life. This conversion resulted in additional annual pre-tax amortization expense of approximately $3.0 which was included in Amortization of intangible assets expense in fiscal 2023.

Changes in the assumptions used to estimate the fair value of our indefinite-lived intangible assets could result in additional impairment charges in future periods, which could be material. Additionally, certain factors have the potential to create variances in the estimated fair values of our indefinite-lived intangible assets, which could also result in material impairment charges. These factors include (i) failure to achieve forecasted revenue growth rates, (ii) failure to achieve cost cutting and margin improvement initiatives the Company is implementing, (iii) failure to meet forecasted operating expenses, or (iv) increases in the discount rate.

For the year ended September 30, 2022, a qualitative analysis was performed over the Energizer, Eveready and Varta trade names and no impairments were identified.

For the year ended September 30, 2021, the Company completed a qualitative annual impairment assessment and no impairments were identified.

- *Goodwill* - In fiscal 2022, the Company changed its reportable segments and correspondingly reallocated goodwill to the current reporting units: Battery & Lights North America, Battery & Lights International, Auto Care North America and Auto Care International. The Company performed an assessment of goodwill at October 1, 2021 before the change in segments, noting no impairments identified. Goodwill was reallocated to the reporting units based on the relative fair value of each reporting unit on October 1, 2021.

  The Company completes its annual goodwill impairment analysis in the fourth fiscal quarter each year over each of these reporting units. When performing a quantitative analysis the Company estimates the fair value of a reporting unit under the income approach utilizing a discounted cash flow model which incorporates significant estimates and assumptions, including future cash flows driven by revenue and gross margin projections and discount rates reflecting the risk inherent in future cash flows. The Company uses the three-year strategic plan, the annual budget plan for the following fiscal year, and long-term category projections, to determine forecasted cash flows and operating data for the discounted cash flow model. Specifically, revenue growth assumptions are based on historical trends and management's expectations for future growth by category. Gross margin rate assumptions are based on historical trends and management's cost cutting strategies. The discount rates are based on a weighted-average cost of capital utilizing industry market data of similar companies.

  In fiscal 2023, the Company completed a quantitative analysis on the Auto Care North America reporting unit and a qualitative analysis over the Battery & Lights reporting units. No impairments were identified and the Auto Care North America reporting unit's fair value exceed its carrying value by more than 20%.

  In fiscal 2022, the Company completed a quantitative analysis on all four reporting units. As a part of the annual assessment, the Company identified a non-cash impairment of the Auto Care International reporting unit of $17.4. This non-cash impairment was primarily driven by significant sustained currency headwinds in the fourth quarter of fiscal 2022, which were expected to continue into fiscal 2023 and were included within the cash flow models, declines in the Auto Care category projections late in the fourth quarter of fiscal 2022, and an increased discount rate. There was no remaining goodwill allocated to this reporting unit after the non-cash impairment.

  In fiscal 2022, the Battery & Lights reporting units estimated fair value exceeded their carrying values by more than 100%. The estimated fair value of the Auto Care North America reporting unit, which has a total of $134.2 of goodwill, exceeded its carrying value by 12%. Determining the fair value of a reporting unit requires the use of significant judgment, estimates and assumptions. Changes in the assumptions used to estimate the fair value of our reporting units could result in impairment charges in future periods. Additionally, certain factors have the potential to create variances in the estimated fair values of our reporting units, which also could result in impairment charges. These factors include (i) failure to achieve forecasted revenue growth rates, (ii) failure to achieve cost cutting and margin improvement initiatives the Company is implementing, or (iii) increases in the discount rate. An increase in discount rates, a reduction in projected cash flows or a combination of the two could lead to a reduction in the estimated fair values, which may result in impairment charges that could materially impact our financial statements in any given year.

  While the Company believes that the estimates and assumptions underlying the valuation methodology are reasonable, these estimates and assumptions could have a significant impact on whether an impairment charge is recognized, and also on the magnitude of any such charge. The results of an impairment analysis are as of a point in time. There is no assurance that actual future earnings or cash flows of the reporting units will not decline significantly from these projections. The Company will monitor any changes to these assumptions and will evaluate goodwill as deemed warranted during future periods.

  For the year ended September 30, 2021, the Company completed a qualitative annual impairment assessment and no impairments were identified.

- *Income Taxes* - The Company's annual effective income tax rate is determined based on our income, statutory tax rates and the tax impacts of items treated differently for tax purposes than for financial reporting purposes. Tax law requires certain items be included in the tax return at different times than the items are reflected in the financial statements. Some of these differences are permanent, such as expenses that are not deductible in our tax return, and some differences are temporary, reversing over time, such as depreciation expense. These temporary differences create deferred tax assets and liabilities.

  The Company estimates income taxes and the effective income tax rate in each jurisdiction that it operates. This involves estimating taxable earnings, specific taxable and deductible items, the likelihood of generating sufficient future taxable income to utilize deferred tax assets, the portion of the income of foreign subsidiaries that is expected to

be remitted to the U.S. and be taxable and possible exposures related to future tax audits. Deferred tax assets are evaluated on a subsidiary by subsidiary basis to ensure that the asset will be realized. Valuation allowances are established when the realization is not deemed to be more likely than not. Future performance is monitored, and when objectively measurable operating trends change, adjustments are made to the valuation allowances accordingly. To the extent the estimates described above change, adjustments to income taxes are made in the period in which the estimate is changed.

In determining whether a valuation allowance against the net deferred tax assets are warranted, the Company assesses all available positive and negative evidence such as prior earnings history, expected future earnings, carry-back and carry-forward periods and the feasibility of ongoing tax strategies that could potentially enhance the likelihood of the realization of a deferred tax asset. After the evaluation of all available positive and negative evidence, the conclusion was that it is more likely than not that the Company will generate enough future taxable income to realize the U.S. net deferred tax asset on its balance sheet as of September 30, 2023. The Company will continue to regularly assess the potential for realization of net deferred tax assets in future periods. Changes in future earnings projections, among other factors, may result in a valuation allowance against some or all of the net deferred tax assets, which may materially impact income tax expense in the period if it is determined that these factors have changed.

The Company operates in multiple jurisdictions with complex tax and regulatory environments, which are subject to differing interpretations by the taxpayer and the taxing authorities. At times, we may take positions that management believes are supportable, but are potentially subject to successful challenges by the appropriate taxing authority. The Company evaluates its tax positions and establishes liabilities in accordance with guidance governing accounting for uncertainty in income taxes. The Company reviews these tax uncertainties in light of the changing facts and circumstances, such as the progress of tax audits, and adjusts them accordingly. The Company's policy on accounting for tax on the global intangible low-taxed income is to treat the taxes due as a period expense when incurred.

In general, it is our practice and intention to permanently reinvest the earnings of our foreign subsidiaries and repatriate earnings only when the tax impact is zero or very minimal. No provision has been provided for taxes that would result upon repatriation of our foreign investments to the United States. We intend to reinvest these earnings indefinitely in our foreign subsidiaries to fund local operations, fund strategic growth objectives, and fund capital projects. See Note 6, Income Taxes, of the Notes to Consolidated Financial Statements for further discussion.

Recently Issued Accounting Pronouncements

In March 2020, the FASB issued ASU 2020-04 Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. Subsequent to the issuance of ASU 2020-04, ASC 848 was amended by ASU 2021-01 Scope, and ASU 2022-06 Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848 (collectively ASC 848). Topic 848 provides optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on contracts, hedging relationships and other transactions that reference LIBOR. These updates are effective immediately and may be applied prospectively to contract modifications made and hedging relationships entered into or evaluated on or before December 31, 2024. The Company adopted the provisions of these updates on October 1, 2022 and applied the guidance prospectively to contract modifications that were entered into for the purpose of establishing a new reference rate during fiscal 2023. Refer to Notes 12 and 16 for additional information. The adoption of this guidance did not have a material impact to the Company's financial statements.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk.*

Market Risk Sensitive Instruments and Positions

The market risk inherent in the Company's financial instruments' positions represents the potential loss arising from adverse changes in currency rates, commodity prices and interest rates. The following risk management discussion and the estimated amounts generated from the sensitivity analysis are forward-looking statements of market risk assuming certain adverse market conditions occur. The Company's derivatives are used only for identifiable exposures, and we have not entered into hedges for trading purposes where the sole objective is to generate profits.

Currency Exposure

Our business is conducted on a worldwide basis, with approximately 40% of our sales in fiscal 2023 arising from foreign countries, and a significant portion of our production capacity and cash located overseas. Consequently, we are subject to currency risks associated with doing business in foreign countries. Currency risk is heightened in areas with political or economic instability such as the Eurozone, Egypt, Russia and the Middle East and certain markets in Latin America. A significant portion of our sales are denominated in local currencies but reported in U.S. dollars, and a high percentage of product costs for such sales are denominated in U.S. dollars. Therefore, although we may hedge a portion of the exposure, the strengthening of the U.S. dollar relative to such currencies can negatively impact our reported sales and operating profits. The following discussion describes programs in place to mitigate our foreign currency exposure:

Derivatives Designated as Cash Flow Hedging Relationships

A significant share of Energizer's product cost is more closely tied to the U.S. dollar than to the local currencies in which the product is sold. As such, a weakening of currencies relative to the U.S. dollar results in margin declines unless mitigated through pricing actions, which are not always available due to the economic or competitive environment. Conversely, strengthening of currencies relative to the U.S. dollar can improve margins. The primary currencies to which Energizer is exposed include the Euro, the British pound, the Canadian dollar and the Australian dollar. However, the Company also has significant exposures in many other currencies which, in the aggregate, may have a material impact on the Company's operations.

The Company has entered into a series of forward currency contracts to hedge the cash flow uncertainty of forecasted inventory purchases due to currency fluctuations. Energizer's primary foreign affiliates, which are exposed to U.S. dollar purchases, have the Euro, the British pound, the Canadian dollar and the Australian dollar as their local currencies. These foreign currencies represent a significant portion of Energizer's foreign currency exposure. At September 30, 2023 and 2022, Energizer had an unrealized pre-tax gain of $3.3 and $16.3, respectively, on these forward currency contracts accounted for as cash flow hedges included in Accumulated other comprehensive loss on the Consolidated Balance Sheets. Assuming foreign exchange rates versus the U.S. dollar remain at September 30, 2023 levels, over the next twelve months, $3.0 of the pre-tax gain included in Accumulated other comprehensive loss is expected to be included in earnings.

Derivatives Not Designated as Cash Flow Hedging Relationships

Energizer's foreign subsidiaries enter into internal and external transactions that create nonfunctional currency balance sheet positions at the foreign subsidiary level. These exposures are generally the result of intercompany purchases, intercompany loans and to a lesser extent, external purchases, and are revalued in the foreign subsidiary's local currency at the end of each period. Changes in the value of the non-functional currency balance sheet positions in relation to the foreign subsidiary's local currency results in an exchange gain or loss recorded in Other items, net on the Consolidated Statements of Earnings and Comprehensive Income. The primary currency to which Energizer's foreign subsidiaries are exposed is the U.S. dollar.

The Company enters into foreign currency derivative contracts which are not designated as cash flow hedges for accounting purposes to hedge balance sheet exposures. Any gains or losses on these contracts would be offset by corresponding exchange gains or losses on the underlying exposures; thus they are not subject to significant market risk. The change in estimated fair value of the foreign currency contracts for the twelve months ended September 30, 2023 resulted in a loss of $2.0 and was recorded in Other items, net on the Consolidated Statements of Earnings and Comprehensive Income.

Commodity Price Exposure

The Company uses raw materials that are subject to price volatility. The Company has in the past and may in the future use hedging instruments to reduce exposure to variability in cash flows associated with future purchases of certain materials and commodities.

In February 2019, the Company entered a hedging program on zinc purchases. This program was determined to be a cash flow hedge and qualified for hedge accounting. The unrealized pre-tax loss on the zinc contracts was $0.7 and $6.1 at September 30, 2023 and 2022. These were included in Accumulated other comprehensive loss on the Consolidated Balance Sheet.

Interest Rate Exposure

The Company has interest rate risk with respect to interest expense on variable rate debt. At September 30, 2023, Energizer had variable rate debt outstanding with a principal balance of $990.2 under the 2020 Term Loans and international borrowings. There were no outstanding borrowings on the 2020 Revolving Credit Facility at September 30, 2023.

In December 2020, the Company entered into an interest rate swap (2020 interest rate swap) with an effective date of December 22, 2020, that fixed the variable benchmark component (LIBOR) at an interest rate of 0.95% on variable debt of $550.0. The notional value increased to $700.0 on January 22, 2021 and will stay at that value through December 22, 2024. The notional value will decrease by $100.0 on December 22, 2024 and by $100.0 each year thereafter until its termination date on December 22, 2027.

In February 2023, the Company amended its Credit Agreement to transition the interest reference rate from LIBOR to SOFR. The amendment was entered into because the LIBOR rate historically used was no longer published after June 30, 2023. The Company also amended the 2020 Interest rate swap to coincide with the amended credit agreement, effectively fixing the variable benchmark component (SOFR) at an interest rate of 1.042%. There were no other changes to the interest rate swap agreement or expected timing of cash flows associated with the swap. The Company utilized expedients within ASC 848 to conclude that this modification should be accounted for as a continuation of the existing swap agreement, resulting in no impact on the Company's financial statements.

The pre-tax gain recognized on this interest rate swap was $79.8 and $86.4 as of September 30, 2023 and 2022, respectively. These were included in Accumulated other comprehensive loss on the Consolidated Balance Sheet.

For the year ended September 30, 2023, our weighted average interest rate on variable rate debt was 4.59%.

Argentina Currency Exposure and Hyperinflation

Effective July 1, 2018, the financial statements for our Argentina subsidiary were consolidated under the rules governing the translation of financial information in a highly inflationary economy. Under U.S. GAAP, an economy is considered highly inflationary if the cumulative inflation rate for a three year period meets or exceeds 100 percent. The Argentina economy exceeded the three year cumulative inflation rate of 100 percent as of June 2018, and remains highly inflationary as of September 30, 2023. If a subsidiary is considered to be in a highly inflationary economy, the financial statements of the subsidiary must be remeasured into the Company's reporting currency (U.S. dollar) and future exchange gains and losses from the remeasurement of monetary assets and liabilities are reflected in current earnings, rather than exclusively in the equity section of the balance sheet, until such time as the economy is no longer considered highly inflationary. It is difficult to determine what continuing impact the use of highly inflationary accounting for Argentina may have on our consolidated financial statements as such impact is dependent upon movements in the applicable exchange rates between the local currency and the U.S. dollar and the amount of monetary assets and liabilities included in our affiliates' balance sheet.

Item 8. *Financial Statements and Supplementary Data.*

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Energizer Holdings, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Energizer Holdings, Inc. and its subsidiaries (the "Company") as of September 30, 2023 and 2022, and the related consolidated statements of earnings and comprehensive income, of shareholders' equity and of cash flows for each of the three years in the period ended September 30, 2023, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of September 30, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2023 and 2022**,** and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition - Trade Promotion Programs

As described in Notes 2 and 19 to the consolidated financial statements, Energizer offers a variety of programs, primarily to its retail customers, designed to promote sales of its products. These programs resulted in an allowance for trade promotions of $174.0 million, which is reflected as a reduction in trade receivables, net and $52.7 million of accrued trade promotions within other current liabilities as of September 30, 2023. Such programs require periodic payments and allowances based on estimated results of specific programs and are recorded as a reduction to net sales. Methodologies for determining these provisions are dependent on specific customer pricing and promotional practices, which range from contractually fixed percentage price reductions to reimbursement based on actual occurrence or performance. Where applicable, future reimbursements are estimated based on a combination of historical patterns and future expectations regarding specific in-market product performance. Management accrues, at the time of sale, the estimated total payments and allowances associated with each transaction. Customers redeem trade promotions in the form of payments from the accrued trade allowances or invoice credits against trade receivables.

The principal considerations for our determination that performing procedures relating to revenue recognition for trade promotion programs is a critical audit matter are (i) the significant judgment by management when developing the estimated allowance for trade promotions and accrued trade promotions and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to historical patterns and future expectations regarding specific in-market product performance.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the completeness, accuracy, and valuation of the estimated allowance for trade promotions and accrued trade promotions. These procedures also included, among others (i) testing management's process for developing the estimated allowance for trade promotions and accrued trade promotions; (ii) evaluating the appropriateness of the methods used by management; (iii) testing the completeness and accuracy of underlying data used in the estimates; and (iv) evaluating the reasonableness of the significant assumptions used by management related to historical patterns and future expectations regarding specific in-market product performance. Evaluating management's significant assumptions related to historical patterns and future expectations regarding specific in-market product performance involved evaluating whether the assumptions used by management were reasonable considering (i) the historical performance of similar trade programs; (ii) testing payments and invoice credits related to these trade programs on a sample basis; and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit.

Indefinite-Lived Intangible Asset Annual Impairment Assessment - Rayovac Trade Name

As described in Note 11 to the consolidated financial statements, the Company's indefinite-lived intangible assets balance was $762.8 million as of September 30, 2023, of which the carrying value for the Rayovac trade name was $422.2 million. Intangible assets deemed to have an indefinite life are not amortized, but are reviewed annually for impairment of value or when indicators of a potential impairment are present. A quantitative assessment was performed over the Rayovac trade name, and the quantitative estimate of fair value was determined using the multi-period excess earnings method, which requires significant assumptions, including estimates related to revenue growth rates, gross margin rates, operating expenses, and discount rates.

The principal considerations for our determination that performing procedures relating to the indefinite-lived intangible asset impairment assessment for the Rayovac trade name is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the Rayovac trade name; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to revenue growth rates, gross margin rates, operating expenses, and discount rates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's indefinite-lived intangible asset impairment assessment, including controls over the valuation of the Rayovac

trade name. These procedures also included, among others (i) testing management's process for developing the fair value estimate of the Rayovac trade name; (ii) evaluating the appropriateness of the multi-period excess earnings method used by management; (iii) testing the completeness and accuracy of underlying data used in the multi-period excess earnings method; and (iv) evaluating the reasonableness of the significant assumptions used by management related to revenue growth rates, gross margin rates, operating expenses, and discount rates. Evaluating management's significant assumptions related to revenue growth rates, gross margin rates, and operating expenses involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the brand; (ii) the consistency with external market and industry data; and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the multi-period excess earnings method and (ii) the reasonableness of the discount rates assumption.

/s/PricewaterhouseCoopers LLP
St. Louis, Missouri
November 14, 2023

We have served as the Company's auditor since 2014.

ENERGIZER HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
(Dollars in millions, except per share data)

Statement of Earnings		FOR THE YEARS ENDED SEPTEMBER 30,				
		2023		2022		2021
Net sales	$	2,959.7	$	3,050.1	$	3,021.5
Cost of products sold		1,835.7		1,930.6		1,860.1
Gross profit	$	1,124.0	$	1,119.5	$	1,161.4
Selling, general and administrative expense		489.4		484.5		487.2
Advertising and sales promotion expense		142.3		137.1		162.1
Research and development expense		32.9		34.7		34.5
Amortization of intangible assets		59.4		61.1		61.2
Impairment of goodwill and intangible assets		—		541.9		—
Interest expense		168.7		158.4		161.8
(Gain)/loss on extinguishment of debt		(1.5)		—		103.3
Other items, net		57.1		7.3		(2.9)
Earnings/(loss) before income taxes	$	175.7	$	(305.5)	$	154.2
Income tax provision/(benefit)		35.2		(74.0)		(6.7)
Net earnings/(loss)	$	140.5	$	(231.5)	$	160.9
Mandatory preferred stock dividends		—		(4.0)		(16.2)
Net earnings/(loss) attributable to common shareholders	$	140.5	$	(235.5)	$	144.7
Earnings Per Share						
Basic net earnings/(loss) per common share	$	1.97	$	(3.37)	$	2.12
Diluted net earnings/(loss) per common share	$	1.94	$	(3.37)	$	2.11
Weighted average shares of common stock - Basic		71.5		69.9		68.2
Weighted average shares of common stock- Diluted		72.4		69.9		68.7
Dividend Per Common Share	$	1.20	$	1.20	$	1.20
Statement of Comprehensive Income						
Net earnings/(loss)	$	140.5	$	(231.5)	$	160.9
Other comprehensive (loss)/income, net of tax expense/(benefit)						
Foreign currency translation adjustments		(12.0)		32.1		27.6
Pension activity, net of tax of $9.9 in 2023, $(2.9) in 2022, and $8.7 in 2021		30.2		(6.1)		29.1
Deferred (loss)/gain on hedging activity, net of tax of $(3.6) in 2023, $19.1 in 2022, and $6.4 in 2021		(10.6)		59.1		20.6
Total comprehensive income/(loss)	$	148.1	$	(146.4)	$	238.2

The above financial statements should be read in conjunction with the Notes To Consolidated Financial Statements.

ENERGIZER HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS
(Dollars in millions, except share count and par values)

		SEPTEMBER 30,		
		2023		2022
Assets				
Current assets				
Cash and cash equivalents	$	223.3	$	205.3
Trade receivables, net		511.6		421.7
Inventories		649.7		771.6
Other current assets		172.0		191.4
Total current assets	$	1,556.6	$	1,590.0
Property, plant and equipment, net		363.7		362.1
Operating lease assets		98.4		100.1
Goodwill		1,016.2		1,003.1
Other intangible assets, net		1,237.7		1,295.8
Deferred tax asset		88.4		61.8
Other assets		148.6		159.2
Total assets	$	4,509.6	$	4,572.1
Liabilities and Shareholders' Equity				
Current liabilities				
Current maturities of long-term debt	$	12.0	$	12.0
Current portion of finance leases		0.3		0.4
Notes payable		8.2		6.4
Accounts payable		370.8		329.4
Current operating lease liabilities		17.3		15.8
Other current liabilities		325.6		333.9
Total current liabilities	$	734.2	$	697.9
Long-term debt		3,332.1		3,499.4
Operating lease liabilities		84.7		88.2
Deferred tax liability		12.4		17.9
Other liabilities		135.5		138.1
Total liabilities	$	4,298.9	$	4,441.5
Shareholders' equity				
Common stock, $0.01 par value, 77,074,245 and 77,074,245 shares issued				
in 2023 and 2022, respectively		0.8		0.8
Additional paid-in capital		750.5		828.7
Retained losses		(164.8)		(304.7)
Common stock in treasury, at cost, 5,574,742 and 5,804,660 shares				
in 2023 and 2022, respectively		(238.1)		(248.9)
Accumulated other comprehensive loss		(137.7)		(145.3)
Total shareholders' equity	$	210.7	$	130.6
Total liabilities and shareholders' equity	$	4,509.6	$	4,572.1

The above financial statements should be read in conjunction with the Notes To Consolidated Financial Statements.

ENERGIZER HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in millions)

		FOR THE YEARS ENDED SEPTEMBER 30,	
Cash Flow from Operating Activities	**2023**	**2022**	**2021**
Net earnings/(loss)	$ 140.5	$ (231.5)	$ 160.9
Adjustments to reconcile net earnings/(loss) to net cash flow from operations:			
Non-cash integration and restructuring charges	7.7	3.0	8.9
Impairment of goodwill and intangible assets	—	541.9	—
Depreciation and amortization	122.7	121.6	118.5
Deferred income taxes	(38.5)	(135.3)	(62.9)
Share based compensation expense	21.8	13.2	10.2
Gain on finance lease termination	—	(4.5)	—
(Gain)/loss on extinguishment of debt	(1.5)	—	103.3
Gain on sale of real estate	—	—	(3.3)
Settlement loss on U.S. pension annuity buy out	50.2	—	—
Non-cash charges for Brazil flood	—	9.7	—
Non-cash charges for exiting the Russian market	—	12.6	—
Non-cash items included in income, net	31.9	6.2	17.3
Other, net	(2.7)	(1.7)	(3.9)
Changes in assets and liabilities used in operations, net of acquisitions			
(Increase)/decrease in trade receivables, net	(80.4)	(185.5)	9.5
Decrease/(increase) in inventories	132.3	(94.2)	(211.8)
Decrease/(increase) in other current assets	10.0	20.6	(7.4)
Increase/(decrease) in accounts payable	35.2	(113.8)	51.4
(Decrease)/increase in other current liabilities	(34.0)	38.7	(11.0)
Net cash from operating activities	$ 395.2	$ 1.0	$ 179.7
Cash Flow from Investing Activities			
Capital expenditures	(56.8)	(77.8)	(64.9)
Proceeds from sale of assets	0.7	0.6	5.7
Acquisition of intangible assets	—	(14.7)	—
Acquisitions, net of cash acquired and working capital settlements	—	1.0	(67.2)
Net cash used by investing activities	$ (56.1)	$ (90.9)	$ (126.4)
Cash Flow from Financing Activities			
Cash proceeds from issuance of debt with maturities greater than 90 days	—	300.0	1,982.6
Payments on debt with maturities greater than 90 days	(222.1)	(13.7)	(2,773.8)
Net increase/(decrease) in debt with maturities 90 days or less	1.2	(99.0)	102.1
Debt issuance costs	—	(7.6)	(29.0)
Payments to terminate finance leases obligations	—	(5.1)	—
Premiums paid on extinguishment of debt	—	—	(141.1)
Dividends paid on common stock	(86.3)	(84.9)	(83.9)
Dividends paid on mandatory convertible preferred shares	—	(8.1)	(16.2)
Common stock purchased	—	—	(96.3)
Payment of contingent consideration	—	—	(6.8)
Taxes paid for withheld share-based payments	(2.2)	(2.5)	(6.7)
Net cash (used by)/from financing activities	$ (309.4)	$ 79.1	$ (1,069.1)
Effect of exchange rate changes on cash	(11.7)	(22.8)	4.9
Net increase/(decrease) in cash, cash equivalents, and restricted cash	$ 18.0	$ (33.6)	$ (1,010.9)
Cash, cash equivalents, and restricted cash, beginning of period	205.3	238.9	1,249.8
Cash, cash equivalents, and restricted cash, end of period	$ 223.3	$ 205.3	$ 238.9

The above financial statements should be read in conjunction with the Notes To Consolidated Financial Statements.

ENERGIZER HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Dollars in millions, shares in thousands)

| | Number of Shares | | Amount | | | | | | |
	Preferred Shares Outstanding	Common Shares Outstanding	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings/ (Losses)	Accumulated Other Comprehensive (Loss)/ Income	Treasury Stock	Total Shareholders' Equity
Balance, September 30, 2020	2,156	68,518	$ —	$ 0.7	$ 859.2	$ (66.2)	$ (307.7)	$ (176.9)	$ 309.1
Net earnings	—	—	—	—	—	160.9	—	—	160.9
Share based payments	—	—	—	—	10.2	—	—	—	10.2
Common stock purchased	—	(2,008)	—	—	(15.0)	—	—	(81.3)	(96.3)
Activity under stock plans	—	332	—	—	(21.4)	(0.9)	—	15.6	(6.7)
Deferred compensation plan	—	22	—	—	(1.0)	—	—	1.0	—
Dividends to common shareholders	—	—	—	—	—	(82.6)	—	—	(82.6)
Dividends to preferred shareholders	—	—	—	—	—	(16.2)	—	—	(16.2)
Other comprehensive income	—	—	—	—	—	—	77.3	—	77.3
Balance, September 30, 2021	2,156	66,864	$ —	$ 0.7	$ 832.0	$ (5.0)	$ (230.4)	$ (241.6)	$ 355.7
Net loss	—	—	—	—	—	(231.5)	—	—	(231.5)
Share-based payments	—	—	—	—	13.2	—	—	—	13.2
Conversion of preferred stock to common stock	(2,156)	4,687	—	0.1	—	—	—	—	0.1
Common stock purchases	—	(451)	—	—	15.0	—	—	(15.0)	—
Activity under stock plans	—	170	—	—	(10.1)	(0.1)	—	7.7	(2.5)
Dividends to common shareholders	—	—	—	—	(21.4)	(64.1)	—	—	(85.5)
Dividends to preferred shareholders	—	—	—	—	—	(4.0)	—	—	(4.0)
Other comprehensive income	—	—	—	—	—	—	85.1	—	85.1
Balance, September 30, 2022	—	71,270	$ —	$ 0.8	$ 828.7	$ (304.7)	$ (145.3)	$ (248.9)	$ 130.6
Net earnings	—	—	—	—	—	140.5	—	—	140.5
Share-based payments	—	—	—	—	22.2	—	—	—	22.2
Activity under stock plans	—	230	—	—	(12.4)	(0.6)	—	10.8	(2.2)
Dividends to common shareholders	—	—	—	—	(88.0)	—	—	—	(88.0)
Other comprehensive income	—	—	—	—	—	—	7.6	—	7.6
Balance, September 30, 2023	—	71,500	$ —	$ 0.8	$ 750.5	$ (164.8)	$ (137.7)	$ (238.1)	$ 210.7

The above financial statements should be read in conjunction with the Notes To Consolidated Financial Statements.

(Dollars in millions, except per share)

(1) Description of Business and Basis of Presentation

Description of Business – Energizer Holdings, Inc. and its subsidiaries (Energizer or the Company) is a global manufacturer, marketer and distributor of household batteries, specialty batteries and portable lights under the Energizer®, Eveready® and Rayovac® brand names globally, as well as the Varta® brand name in Latin America and Asia Pacific. Energizer offers batteries using lithium, alkaline, carbon zinc, nickel metal hydride, zinc air and silver oxide constructions.

Energizer is also a leading designer and marketer of auto care products in the appearance, fragrance, performance, and air conditioning recharge product categories under the Armor All®, Nu Finish®, Refresh Your Car!®, LEXOL®, Eagle One®, California Scents®, Driven®, Bahama & Co®, STP® and A/C Pro® trade names. In fiscal 2022, we expanded our portfolio in Latin America to add the Carnu®, Grand Prix®, Kit® and Tempo® trademarks.

On July 1, 2015, Energizer completed its legal separation from our former parent company, Edgewell Personal Care Company (Edgewell), via a tax free spin-off (the Spin-off or Spin). Energizer operates as an independent, publicly traded company on the New York Stock Exchange trading under the symbol "ENR."

On January 2, 2019, Energizer expanded its battery portfolio with the acquisitions of Spectrum Holdings, Inc.'s (Spectrum) global battery, lighting, and portable power business (Battery Acquisition). The Battery Acquisition included the Rayovac and Varta brands (Acquired Battery Business). On January 2, 2020, the Company sold the Varta® consumer battery business in the Europe, Middle East and Africa regions, including manufacturing and distribution facilities in Germany.

On January 28, 2019, Energizer further expanded its auto care portfolio with the acquisition of Spectrum's global auto care business (Auto Care Acquisition). The Auto Care Acquisition included the Armor All, STP, and A/C PRO brands (Acquired Auto Care Business).

(2) Summary of Significant Accounting Policies

Energizer's significant accounting policies, which conform to GAAP and are applied on a consistent basis in all years presented, except as indicated, are described below.

Use of Estimates – The preparation of the Company's Consolidated Financial Statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. On an ongoing basis, Energizer evaluates its estimates, including those related to customer promotional programs and incentives, product returns, bad debts, the carrying value of inventories, intangible and other long-lived assets, income taxes, pensions and other postretirement benefits, share-based compensation, contingencies and acquisitions. Actual results could differ materially from those estimates. In regard to ongoing impairment testing of goodwill and indefinite lived intangible assets, significant deterioration in future cash flow projections, changes in discount rates used in discounted cash flow models or changes in other assumptions used in estimating fair values, versus those anticipated at the time of the initial acquisition, as well as subsequent estimated valuations, could result in impairment charges that may materially affect the financial statements in a given year. Refer to Note 11 Goodwill & Intangibles for additional information.

Cash and Cash Equivalents – Cash and cash equivalents consist of cash on hand and marketable securities with original maturities of three months or less. At September 30, 2023 and 2022, Energizer had $223.3 and $205.3, respectively, in available cash, 84.4% and 73.5% of which was outside of the U.S., respectively. The Company has extensive operations, including a significant manufacturing footprint outside of the U.S. We manage our worldwide cash requirements by reviewing available funds among the many subsidiaries through which we conduct our business and the cost effectiveness with which those funds can be accessed. The repatriation of cash balances from certain of our subsidiaries could have adverse tax consequences or be subject to regulatory capital requirements; however, those balances are generally available without legal restrictions to fund ordinary business operations. Our intention is to reinvest these funds indefinitely.

Restricted Cash – The Company defines restricted cash as cash that is legally restricted as to withdrawal or usage. There was no restricted cash at September 30, 2023 and 2022.

Foreign Currency Translation – Financial statements of foreign operations where the local currency is the functional currency are translated using end-of-period exchange rates for assets and liabilities and average exchange rates during the period for

(Dollars in millions, except per share)

results of operations. Related translation adjustments are reported as a component within accumulated other comprehensive loss in the equity section of the Consolidated Balance Sheets.

Effective July 1, 2018, the financial statements for our Argentina subsidiary are consolidated under the rules governing the translation of financial information in a highly inflationary economy. Under U.S. GAAP, an economy is considered highly inflationary if the cumulative inflation rate for a three year period meets or exceeds 100 percent. The Argentina economy exceeded the three year cumulative inflation rate of 100 percent as of June 2018 and remains highly inflationary as of September 30, 2023. If a subsidiary is considered to be in a highly inflationary economy, the financial statements of the subsidiary must be remeasured into the Company's reporting currency (U.S. dollar) and future exchange gains and losses from the remeasurement of monetary assets and liabilities are reflected in current earnings, rather than exclusively in the equity section of the balance sheet, until such time as the economy is no longer considered highly inflationary.

Financial Instruments and Derivative Securities – Energizer uses financial instruments, from time to time, in the management of foreign currency, interest rate risk and commodity price risks that are inherent to its business operations. Such instruments are not held or issued for trading purposes. Every derivative instrument (including certain derivative instruments embedded in other contracts) is required to be recorded on the balance sheet at fair value as either an asset or liability. Changes in fair value of recorded derivatives are required to be recognized in earnings unless specific hedge accounting criteria are met.

Foreign exchange instruments, including currency forwards, are used primarily to reduce cash transaction exposures and to manage other translation exposures. Foreign exchange instruments used are selected based on their risk reduction attributes, costs and the related market conditions. The Company has designated certain foreign currency contracts as cash flow hedges for accounting purposes as of September 30, 2023 and 2022.

The Company has interest rate risk with respect to interest expense on variable rate debt. In December 2020, the Company entered into an interest rate swap with an effective date on December 22, 2020, that fixed the variable benchmark component (LIBOR) at an interest rate of 0.95% on variable debt of $550.0. The notional value increased to $700.0 on January 22, 2021, and will stay at that value through December 22, 2024. The notional value will decrease by $100.0 on December 22, 2024 and by $100.0 each year thereafter until its termination date on December 22, 2027. The notional value of the swap was $700.0 at September 30, 2023.

In February 2023, the Company amended its Credit Agreement to transition the interest reference rate from LIBOR to SOFR. The amendment was entered into because the LIBOR rate historically used was no longer published after June 30, 2023. The Company also amended the 2020 Interest rate swap to coincide with the amended credit agreement, effectively fixing the variable benchmark component (SOFR) at an interest rate of 1.042%. There were no other changes to the interest rate swap agreement or expected timing of cash flows associated with the swap. The Company utilized expedients within ASC 848 to conclude that this modification should be accounted for as a continuation of the existing swap agreement, resulting in no impact on the Company's financial statements.

Energizer uses raw materials that are subject to price volatility. The Company may use hedging instruments to reduce exposure to variability in cash flows associated with future purchases of commodities. At September 30, 2023 and 2022, the Company had derivative contracts for the future purchases of zinc.

Cash Flow Presentation – The Consolidated Statements of Cash Flows are prepared using the indirect method, which reconciles Net earnings/(loss) to cash flow from operating activities. The reconciliation adjustments include the removal of timing differences between the occurrence of operating receipts and payments and their recognition in Net earnings/(loss). The adjustments also remove cash flows arising from investing and financing activities, which are presented separately from operating activities. Cash flows from foreign currency transactions and operations are translated at an average exchange rate for the period. Cash flows from hedging activities are included in the same category as the items being hedged, which is primarily operating activities. Cash payments related to income taxes are classified as operating activities.

Trade Receivables, net – Trade receivables are stated at their net realizable value. The allowance for trade promotions reflects management's estimate of the amount of trade promotions that customers will take as an invoice reduction, rather than receiving cash payments for the trade allowances earned. See additional discussion on the trade allowances in the revenue recognition discussion further in this note. The allowance for doubtful accounts reflects the Company's best estimate of probable losses inherent in the receivables portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other currently available information. Receivables that the Company has factored at September 30, 2023 and 2022

(Dollars in millions, except per share)

are excluded from the Trade receivables, net balance. Bad debt expense is included in Selling, general and administrative expense (SG&A) in the Consolidated Statements of Earnings and Comprehensive Income.

Trade Receivables, net consists of:

	September 30, 2023	September 30, 2022
Trade receivables	$ 690.2	$ 554.1
Allowance for trade promotions	(174.0)	(129.5)
Allowance for doubtful accounts	(4.6)	(2.9)
Trade receivables, net	$ 511.6	$ 421.7

Trade Receivables Factoring - Energizer enters into various factoring agreements and early pay programs with our customers to sell our trade receivables under non-recourse agreements in exchange for cash proceeds. The Credit Agreement allows for Energizer to sell a maximum of $600.0 in accounts receivable annually.

During fiscal years 2023 and 2022, the Company sold $587.0 and $578.9, respectively, of receivables under this program. At September 30, 2023 and 2022, Energizer had $77.5 and $123.3, respectively, of outstanding sold receivables, which are excluded from the Trade receivables, net balance above. In some instances, we may continue to service the transferred receivables after factoring has occurred. However, any servicing of the trade receivable does not constitute significant continuing involvement and we do not carry any material servicing assets or liabilities. These receivables qualify for sales treatment under ASC 860 *Transfers and Servicing,* and the proceeds for the sale of these receivables is included in net cash from operating activities in the Consolidated Statement of Cash Flows.

As of September 30, 2022, cash from factored receivables collected but not yet due to the bank included in Other current liabilities was $2.8. There were no factored receivable amounts included in Other current liabilities at September 30, 2023. Additionally, the fees associated with factoring our receivables were $15.7, $7.5, and $3.5 during the years ended September 30, 2023, 2022, and 2021, respectively. Any discounts and factoring fees related to these receivables are expensed as incurred in the Consolidated Statement of Earnings and Comprehensive Income in Selling, general and administrative expense.

Inventories – Inventories are valued at the lower of cost and net realizable value, with cost generally being determined using average cost or the first-in, first-out (FIFO) method. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The Company records a reserve for excess and obsolete inventory based upon the historical usage rates, sales patterns of its products and specifically-identified obsolete inventory.

Capitalized Software Costs – Capitalized software costs are included in Other assets. These costs are amortized using the straight-line method over periods of related benefit ranging from three to seven years. Expenditures related to capitalized software are included in the Capital expenditures caption in the Consolidated Statements of Cash Flows. For the twelve months ended September 30, 2023, 2022 and 2021, amortization expense was $13.6, $10.4 and $8.3, respectively.

Property, Plant and Equipment, net – Property, plant and equipment, net is stated at historical costs. Expenditures for new facilities and expenditures that substantially increase the useful life of property, including interest during construction, are capitalized and reported in the Capital expenditures caption in the Consolidated Statements of Cash Flows. Maintenance, repairs and minor renewals are expensed as incurred. When property is retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and gains or losses on the disposition are reflected in earnings. Property, plant and equipment, net held under finance leases are amortized on a straight-line bases over the shorter of the lease term or estimated useful life of the asset and such amortization is included in depreciation expense.

Depreciation is generally provided on the straight-line basis by charges to pre-tax earnings at rates based on estimated useful lives. Estimated useful lives range from two to twenty-five years for machinery and equipment and three to thirty years for buildings and building improvements. Depreciation expense in 2023, 2022, and 2021 was $55.4, $53.1, and $53.7, respectively, including accelerated depreciation charges of $5.7, $3.0, and $4.7 in 2023, 2022, and 2021, respectively. Accelerated depreciation in fiscal 2023 relates to certain manufacturing assets including property, plant and equipment located at facilities being consolidated as a part of Project Momentum. Accelerated depreciation in fiscal 2022 and 2021 is primarily related to the

(Dollars in millions, except per share)

IT integration assets and certain manufacturing assets including property, plant and equipment located at facilities that are being consolidated as part of the integration of the Battery and Auto Care Acquisitions.

Estimated useful lives are periodically reviewed and, when appropriate, changes are made prospectively. When certain events or changes in operating conditions occur, asset lives may be adjusted and an impairment assessment may be performed on the recoverability of the carrying amounts.

Acquisitions – Energizer accounts for the acquisition of a business using the acquisition method of accounting and allocates the cost of an acquired business to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess value of the cost of an acquired business over the fair value of the assets acquired and liabilities assumed is recognized as goodwill. During the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to assets acquired and liabilities assumed with the corresponding offset to goodwill.

During fiscal 2021, Energizer used variations of the income approach in determining the fair value of the amortizable intangible assets acquired as part of an acquisition to acquire a company that specializes in developing formulations for cleaning tasks. The Company utilized multi-period excess earnings methods for determining the fair value of the proprietary technology and customer relationships acquired. Our determination of the fair value of these assets involved the use of significant estimates and assumptions related to the revenue growth rates and discount rates. Our determination of the fair value of customer relationships also involved assumptions related to customer attrition rates.

Energizer believes that the fair values assigned to the assets acquired and liabilities assumed in the acquisition noted above are based on reasonable assumptions and estimates that marketplace participants would use. However, our assumptions are inherently risky and actual results could differ from those estimates. Adverse changes in the judgments, assumptions and estimates used in future measurements of fair value, including discount rates or future operating results and related cash flow projections, could result in an impairment of goodwill or intangible assets that would require a non-cash charge to the consolidated statements of operations and may have a material effect on our financial condition and operating results.

Goodwill and Other Intangible Assets – Goodwill and indefinite-lived intangibles are not amortized, but are evaluated annually for impairment as part of the Company's annual business planning cycle in the fourth fiscal quarter, or when indicators of a potential impairment are present. Intangible assets with finite lives are amortized on a straight-line basis over expected lives. Such intangibles are also evaluated for impairment including ongoing monitoring of potential impairment indicators. There were no impairments identified during the fiscal 2023 and 2021 annual impairment analyses. During the fiscal year 2022 annual impairment analysis during the fourth quarter, the Company identified indefinite lived trade name impairments for Armor All, STP, and Rayovac of $370.4, $26.3, and $127.8, respectively. The Company also identified a goodwill impairment for the Auto Care International reporting unit of $17.4. Refer to Note 11 - Goodwill and Intangible Assets for additional information.

Impairment of Long-Lived Assets – Energizer reviews long-lived assets, other than goodwill and other intangible assets for impairment, when events or changes in business circumstances indicate that the remaining useful life may warrant revision or that the carrying amount of the long-lived asset may not be fully recoverable. Energizer performs undiscounted cash flow analysis to determine if impairment exists. If impairment is determined to exist, any related impairment loss is calculated based on estimated fair value. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less cost of disposal.

Revenue Recognition – The Company measures revenue as the amount of consideration for which it expects to be entitled in exchange for transferring goods. Net sales reflect the transaction prices for agreements, which include units shipped at selling list prices reduced by variable consideration as determined by the terms of each individual agreement. Discounts are offered to customers for early payment and an estimate of the discount is recorded as a reduction of net sales in the same period as the sale. Our standard sales terms generally include payments within 30 to 60 days and are final with returns or exchanges not permitted unless a special exception is made. Our Auto Care channel terms are longer, in some cases up to 365 days, in which case we use our trade Receivables factoring program for more timely collection. Reserves are established based on historical data and recorded in cases where the right of return does exist for a particular sale. The Company does not offer warranties on products.

Energizer offers a variety of programs, primarily to its retail customers, designed to promote sales of its products. Such programs require periodic payments and allowances based on estimated results of specific programs and are recorded as a reduction to net sales. Methodologies for determining these provisions are dependent on specific customer pricing and promotional practices, which range from contractually fixed percentage price reductions to reimbursement based on actual

occurrence or performance. Where applicable, future reimbursements are estimated based on a combination of historical patterns and future expectations regarding specific in-market product performance. Energizer accrues, at the time of sale, the estimated total payments and allowances associated with each transaction. Customers redeem trade promotions in the form of payments from the accrued trade allowances or invoice credits against trade receivables. Additionally, Energizer offers programs directly to consumers to promote the sale of its products. Energizer continually assesses the adequacy of accruals for customer and consumer promotional program costs not yet paid. To the extent total program payments differ from estimates, adjustments may be necessary. Historically, these adjustments have not been material.

The Company's agreements with customers do not have significant financing components or non-cash consideration and the Company does not have unbilled revenue or significant amounts of prepayments from customers. Revenue is recorded net of the taxes collected on behalf of governmental authorities which are generally included in the price to the customer. Shipping and handling activities are accounted for as contract fulfillment costs and recorded in Cost of products sold.

Advertising and Sales Promotion Costs – The Company advertises and promotes its products through national and regional media and expenses such activities as incurred. Advertising costs were $104.3, $105.9, and $122.5 for the fiscal years ended September 30, 2023, 2022, 2021, respectively.

Research and Development Costs - The Company expenses research and development costs as incurred.

Income Taxes – Our annual effective income tax rate is determined based on our income, statutory tax rates and the tax impacts of items treated differently for tax purposes than for financial reporting purposes. Tax law requires certain items be included in the tax return at different times than the items are reflected in the financial statements. Some of these differences are permanent, such as expenses that are not deductible in our tax return, and some differences are temporary, reversing over time, such as depreciation expense. These temporary differences create deferred tax assets and liabilities.

The Company estimates income taxes and the effective income tax rate in each jurisdiction that it operates. This involves estimating taxable earnings, specific taxable and deductible items, the likelihood of generating sufficient future taxable income to utilize deferred tax assets, the portion of the income of foreign subsidiaries that is expected to be remitted to the U.S. and be taxable and possible exposures related to future tax audits. Deferred tax assets are evaluated on a subsidiary by subsidiary basis to ensure that the asset will be realized. Valuation allowances are established when the realization is not deemed to be more likely than not. Future performance is monitored, and when objectively measurable operating trends change, adjustments are made to the valuation allowances accordingly. To the extent the estimates described above change, adjustments to income taxes are made in the period in which the estimate is changed.

In determining whether a valuation allowance against the net deferred tax assets are warranted, the Company assesses all available positive and negative evidence such as prior earnings history, expected future earnings, carry-back and carry-forward periods and the feasibility of ongoing tax strategies that could potentially enhance the likelihood of the realization of a deferred tax asset. After the evaluation of all available positive and negative evidence, the conclusion was that it is more likely than not that the Company will generate enough future taxable income to realize the U.S. net deferred tax asset on its balance sheet as of September 30, 2023. The Company will continue to regularly assess the potential for realization of net deferred tax assets in future periods. Changes in future earnings projections, among other factors, may result in a valuation allowance against some or all of the net deferred tax assets, which may materially impact income tax expense in the period if it is determined that these factors have changed.

The Company operates in multiple jurisdictions with complex tax and regulatory environments, which are subject to differing interpretations by the taxpayer and the taxing authorities. At times, the Company may take positions that management believes are supportable, but are potentially subject to successful challenges by the appropriate taxing authority. The Company evaluates its tax positions and establishes liabilities in accordance with guidance governing accounting for uncertainty in income taxes. The Company reviews these tax uncertainties in light of the changing facts and circumstances, such as the progress of tax audits, and adjusts them accordingly. The Company's policy on accounting for tax on the global intangible low-taxed income (GILTI) is to treat the taxes due as a period expense when incurred.

In general, it is our practice and intention to permanently reinvest the earnings of our foreign subsidiaries and repatriate earnings only when the tax impact is zero or very minimal. No provision has been provided for taxes that would result upon repatriation of our foreign investments to the United States. We intend to reinvest these earnings indefinitely in our foreign subsidiaries to fund local operations, fund strategic growth objectives, and fund capital projects. See Note 6, Income Taxes, of the Notes to Consolidated Financial Statements for further discussion.

(Dollars in millions, except per share)

Share-Based Payments – The Company grants restricted stock units, which generally vest over two to four years. Stock compensation expense is measured at the grant date based on the estimated fair value of the award and is recognized on a straight-line basis over the full restriction period of the award, with forfeitures recognized as they occur.

Estimated Fair Values of Financial Instruments – Certain financial instruments are required to be recorded at the estimated fair value. Changes in assumptions or estimation methods could affect the fair value estimates; however, we do not believe any such changes would have a material impact on our financial condition, results of operations or cash flows. Other financial instruments including cash and cash equivalents, restricted cash, and short-term borrowings, including notes payable, are recorded at cost, which approximates estimated fair value.

Reclassifications - Certain reclassifications have been made to the prior year financial statements to conform to the current presentation.

Recently Issued Accounting Pronouncements – In March 2020, the FASB issued ASU 2020-04 Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. Subsequent to the issuance of ASU 2020-04, ASC 848 was amended by ASU 2021-01 Scope, and ASU 2022-06 Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848 (collectively ASC 848). Topic 848 provides optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on contracts, hedging relationships and other transactions that reference LIBOR. These updates are effective immediately and may be applied prospectively to contract modifications made and hedging relationships entered into or evaluated on or before December 31, 2024. The Company adopted the provisions of these updates on October 1, 2022 and applied the guidance prospectively to contract modifications that were entered into for the purpose of establishing a new reference rate during fiscal 2023. Refer to notes 12 and 16 for additional information. The adoption of this guidance did not have a material impact to the Company's financial statements.

(3) Revenue

Nature of Our Business - The Company, through its operating subsidiaries, is one of the world's largest manufacturers, marketers and distributors of household batteries, specialty batteries and lighting products, and a leading designer and marketer of automotive fragrance, appearance, performance and air conditioning recharge products. We distribute our products to consumers through numerous retail locations worldwide, including mass merchandisers and warehouse clubs, food, drug and convenience stores, electronics specialty stores and department stores, hardware and automotive centers, e-commerce and military stores. We sell to our customers through a combination of a direct sales force and exclusive and non-exclusive third-party distributors and wholesalers.

Our North America sales are generally through large retailers with nationally or regionally recognized brands. Our International sales, which includes Latin America, are comprised of modern trade, developing and distributor market groups. Modern trade, which is most prevalent in Western Europe and more developed economies throughout the world, generally refers to sales through large retailers with nationally or regionally recognized brands. Developing markets generally include sales by wholesalers or small retailers who may not have a national or regional presence. Distributors are utilized in other markets where the Company does not have a direct sales force. Each market's determination is based on the predominant customer type or sales strategy utilized in the market.

Supplemental product and market information is presented below for revenues from external customers for the twelve months ended September 30, 2023, 2022 and 2021:

	For the Twelve Months Ended September 30,		
Net Sales	**2023**	**2022**	**2021**
Batteries	$ 2,233.9	$ 2,298.2	$ 2,276.9
Auto Care	614.8	622.8	618.7
Lights	111.0	129.1	125.9
Total Net Sales	$ 2,959.7	$ 3,050.1	$ 3,021.5

(Dollars in millions, except per share)

	For the Twelve Months Ended September 30,		
Net Sales	**2023**	**2022**	**2021**
North America	$ 1,882.1	$ 1,932.0	$ 1,902.1
Modern Markets	495.9	515.9	528.8
Developing Markets	391.6	400.9	393.3
Distributor Markets	190.1	201.3	197.3
Total Net Sales	$ 2,959.7	$ 3,050.1	$ 3,021.5

When Performance Obligations are Satisfied **-** The Company's revenue is primarily generated from the sale of finished product to customers. Sales predominantly contain a single delivery element, or performance obligation, and revenue is recognized at a single point in time when title, ownership and risk of loss pass to the customer. This typically occurs when finished goods are delivered to the customer or when finished goods are picked up by a customer or customer's carrier, depending on contract terms.

(4) Acquisitions

Formulations Acquisition - During the first quarter of fiscal 2021, the Company entered into an agreement with Green Global Holdings, LLC to acquire a North Carolina-based company that specializes in developing formulations for cleaning tasks (Formulations Acquisition). On December 1, 2020, the Formulations Acquisition was completed for a cash purchase price of $51.2. During fiscal 2022, the working capital settlement was finalized, reducing the purchase price by $1.0. The product formulations are both sold to customers directly and licensed to manufacturers. This acquisition was completed to bring innovation capabilities in formulations to the Company.

The acquisition was accounted for as a business combination using the acquisition method of accounting which requires assets acquired and liabilities assumed to be recognized at fair value as of the acquisition date. The fair value of proprietary technology acquired and customer relationships were determined by applying the multi-period excess earnings method under the income approach.

The following table outlines the purchase price allocation:

Trade receivables	$ 1.3
Inventories	0.1
Other intangible assets, net	20.5
Operating lease assets	0.5
Accounts payable	(0.2)
Current operating lease liabilities	(0.2)
Other current liabilities	(0.2)
Operating lease liabilities	(0.3)
Total identifiable net assets	$ 21.5
Goodwill	28.7
Net assets acquired	$ 50.2

The table below identifies the purchased intangible assets of $20.5:

	Total	**Weighted Average Useful Lives**
Proprietary formulas	$ 19.5	7
Customer relationships	1.0	15
Total Other intangible assets, net	$ 20.5	

The Company finalized the purchase price accounting in fiscal 2022. The goodwill acquired in this acquisition is attributable to the value the Company expects to achieve from the significant innovation capabilities in formulations that the acquired

(Dollars in millions, except per share)

company will bring to our organization, as well as the workforce acquired. The goodwill was allocated to the Americas segment prior to the Company's reorganization of our reportable segments on October 1, 2021. The goodwill is deductible for tax purposes.

In conjunction with the acquisition, the Company entered into incentive compensation agreements with certain key personnel. These agreements allow for potential earn out payments of up to $35.0 based on the achievement of a combination of financial and product development and commercialization performance targets and continued employment with the Company over three performance years. These agreements are not considered a component of the acquisition purchase price but rather as employee compensation arrangements. The Company recognized expense of $1.1 and $3.4 during the twelve months ended September 30, 2022 and 2021, respectively. This was recorded on the Consolidated Statement of Earnings and Comprehensive Income in Selling, general and administrative expense and was paid out during fiscal 2022. No amounts were recognized for the second or third performance years under the agreement. During the fourth quarter of fiscal 2023, the Company terminated these agreements and no further earn out amounts will be paid.

FDK Indonesia Acquisition - During fourth quarter of fiscal 2020, the Company entered into an agreement with FDK Corporation to acquire its subsidiary PT FDK Indonesia, a battery manufacturing facility (FDK Indonesia Acquisition). On October 1, 2020, the Company completed the acquisition for a contractual purchase price of $18.2. After contractual and working capital adjustments, the Company paid cash of $16.9 and had a working capital adjustment of $0.7 in fiscal 2021. The acquisition of the FDK Indonesia facility increased the Company's alkaline battery production capacity and allows for the avoidance of future planned capital expenditures.

The Company finalized their purchase price accounting in the fourth fiscal quarter of 2021. The FDK Indonesia Acquisition is being accounted for as a business combination using the acquisition method of accounting which requires assets acquired and liabilities assumed to be recognized at fair value as of the acquisition date. The fair value of the Property, plant and equipment were estimated using the cost approach. After determining the fair value of the real property acquired, which was greater than the purchase price, the acquisition resulted in a bargain purchase gain of $0.6, which was recorded in Other items, net on the Company’s Consolidated Statement of Earnings. No goodwill or intangibles were identified with the purchase.

The following table outlines the purchase price allocation as of the date of acquisition:

Cash and cash equivalents	$	1.7
Trade receivables		4.3
Inventories		7.8
Other current assets		1.1
Property, plant and equipment, net		19.4
Other assets		2.8
Accounts payable		(10.7)
Other current liabilities		(0.5)
Deferred tax liabilities		(0.8)
Other liabilities		(6.9)
Net assets acquired	$	18.2

(Dollars in millions, except per share)

Custom Accessories Europe Acquisition - On January 31, 2020, the Company entered into a share purchase agreement to acquire Custom Accessories Europe Group International Limited (CAE) for $1.9 in cash. CAE is a well-established marketer of branded automotive accessories throughout the United Kingdom and Europe. CAE partners with major automotive accessory brand owners to identify and develop complimentary brand extensions supported by sourcing and distribution activities. The purchase agreement had earn out payments that could increase the purchase price up to $9.9 if certain financial metrics are achieved over the next three years. During fiscal 2021, CAE achieved the full earn out threshold under the share purchase agreement, resulting in the full consideration of $9.9 to be paid out, including contingent consideration payments of $6.8 during the year. The Company has allocated the purchase price to the assets acquired and liabilities assumed, resulting in identified intangible assets for vendor relationships of approximately $8.0, which were amortized over the three-year lives of the vendor agreements.

Belgium Acquisition - Subsequent to the fiscal year, on October 9, 2023, the Company signed an Asset Purchase Agreement with Advanced Power Solutions Belgium NV (APS) to acquire battery manufacturing assets in Belgium for a contractual purchase price of EUR3.5. The Company also acquired raw materials from APS for EUR5.5 in connection with this acquisition. These transactions closed on October 27, 2023.

Pro Forma Financial Information- Pro forma results for the Formulations Acquisition, FDK Indonesia Acquisition and CAE acquisition were not considered material and, as such, are not included.

Acquisition and Integration Costs- Acquisition and integration costs incurred during fiscal years 2022 and 2021 relate to the FDK Indonesia Acquisition, Formulations Acquisition, the Battery Acquisition and the Auto Care Acquisition. Pre-tax costs incurred were $16.5 and $68.9 in the twelve months ended September 30, 2022, and 2021, respectively. There were no acquisition and integration costs during the twelve months ended September 30, 2023.

Pre-tax costs recorded in Costs of products sold were $6.0 and $33.7 for the twelve months ended September 30, 2022, and 2021, respectively, which primarily related to facility exit and integration restructuring costs of $5.2 and $31.9 as discussed in Note 5, Restructuring.

Pre-tax acquisition and integration costs recorded in SG&A were $9.4 and $40.0 for the twelve months ended September 30, 2022 and 2021, respectively. In fiscal 2022, the SG&A expenses primarily related to the integration of acquired information technology systems, consulting costs, and retention-related compensation costs. In fiscal 2021, expenses primarily related to consulting fees for the 2020 restructuring program, success incentives, and costs of integrating the information technology systems of the Battery and Auto Care Acquisition businesses.

For the twelve months ended September 30, 2022 and 2021 the Company recorded $1.1 each year in Research and development.

Included in Other items, net was pre-tax income of $5.9 in the twelve months ended September 30, 2021. The pre-tax income recorded in fiscal 2021 was primarily driven by the gain on a sale of assets of $3.3, which was part of the integration restructuring discussed in Note 5, Restructuring.

(5) Restructuring

Project Momentum Restructuring - In November 2022, the Board of Directors approved a profit recovery program, Project Momentum, which includes an enterprise-wide restructuring focused on recovering operating margins, optimizing our manufacturing, distribution and global supply chain networks, and enhancing our organizational efficiency throughout the Company.

In July 2023, the Company's Board of Directors approved an expansion to the Project Momentum profit recovery program and delegated authority to the Company's management to determine the final actions with respect to the plan. The expansion of this program will include an additional year, which will allow for additional optimization of our battery manufacturing, distribution and global supply chain networks, further review of our global real estate footprint and the implementation of IT systems that will allow us to streamline our organization and fully execute the program. Based on the expanded scope and additional year, incremental costs will be incurred to successfully execute the program. It is estimated that the Company will incur total pre-tax exit-related cash operating costs associated with these plans of approximately $95 to $110, non-cash costs of approximately $12, and capital expenditures of $70 to $80 through the end of fiscal 2025.

(Dollars in millions, except per share)

2019 Restructuring Program - In the fourth fiscal quarter of 2019, the Company began implementing restructuring related integration plans for our manufacturing and distribution networks. These plans include the closure and combination of distribution and manufacturing facilities in order to reduce complexity and realize greater efficiencies in our manufacturing, packaging and distribution processes. All activities within this plan were substantially complete by December 31, 2021 and the Company does not expect to incur additional material charges associated with these plans.

Part of this plan was the exit of our Dixon, IL leased packaging facility, which the Company vacated during the first quarter of fiscal 2022. In the third quarter of fiscal 2022, the Company entered into a termination agreement with the landlord. The Company terminated the lease agreement, which went into 2028, reducing the finance lease obligations by $9.8. The termination agreement required the Company to pay a termination fee of $4.0, as well as decommissioning costs and brokerage fees. Since the Company has already vacated the facility as a part of the 2019 restructuring program, most assets associated with the location have already been fully depreciated. The termination of this lease resulted in a gain of $4.5 recognized in Other items, net during fiscal 2022.

2020 Restructuring Program - In the fourth fiscal quarter of 2020, the Company initiated a new restructuring program with a primary focus on reorganizing its global end-to-end supply chain network and ensuring accountability by category. This program includes streamlining the Company’s end-to-end supply chain model to enable rapid response to category specific demands and enhancing our ability to better serve our customers. Planning and execution of this program began in fiscal year 2021 and this program was substantially complete by December 31, 2021 and the Company does not expect to incur additional material charges associated with these plans.

The pre-tax expense for charges related to the restructuring plans during the twelve months ended September 30, 2023, 2022 and 2021 are noted in the table below, and were reflected in Cost of products sold, Selling, general and administrative expense, Research and development, and Other items, net on the Consolidated Statement of Earnings and Comprehensive Income:

(Dollars in millions, except per share)

	For the Years Ended September 30,		
	2023	2022	2021
2019 Restructuring Program			
Costs of products sold			
Severance and related benefit costs	$ —	$ (0.1)	$ 0.1
Accelerated depreciation and asset write-offs	—	1.2	6.7
Other exit costs(1)	—	2.8	16.5
Other items, net			
Gain on termination of finance lease(2)	$ —	(4.5)	—
Gain on sale of fixed assets(3)	$ —	—	(3.3)
Total 2019 Restructuring Costs	$ —	$ (0.6)	$ 20.0
2020 Restructuring Program			
Costs of products sold			
Severance and related benefit costs	$ —	$ 0.2	$ 0.5
Other restructuring related costs(4)	—	1.1	8.1
Selling, general and administrate expense			
Severance and related benefit costs	—	0.1	0.5
Other restructuring related costs(4)	—	—	7.5
Research and development expense			
Severance and related benefit costs	—	—	0.2
Total 2020 Restructuring Costs	$ —	$ 1.4	$ 16.8
Project Momentum Restructuring Program			
Costs of products sold			
Severance and related benefit costs	$ 7.7	$ —	$ —
Accelerated depreciation and asset write-offs	6.2	—	—
Other restructuring related costs(1)	16.0	—	—
Selling, general and administrate expense			
Severance and related benefit costs	10.7	—	—
Accelerated depreciation and asset write-offs	1.3	—	—
Other restructuring related costs(4)	14.7	0.9	—
Other items, net	(0.2)	—	—
Momentum Restructuring Cost Total	$ 56.4	$ 0.9	$ —
IT enablement(5)	$ 3.3	$ —	$ —
Total Restructuring and Related Costs	$ 59.7	$ 1.7	$ 36.8

(1) Includes charges primarily related to relocation, environmental investigatory and mitigation costs, consulting, and other facility exit costs.
(2) The gain relates to the exit of our Dixon, IL leased packaging facility, which was a finance leased location. The Company vacated the facility and entered into a termination agreement with the landlord during fiscal year 2022.
(3) Relates to the sale of the Guatemala battery manufacturing facility in September 2021 net of closing costs, legal fees, and fixed asset write-offs. Net cash proceeds were $5.5.
(4) Primarily includes consulting, legal fees and contract termination costs for the restructuring program.
(5) Relates to expenses for new IT systems that are enabling the Company to complete restructuring initiatives. Costs are included in Selling, general and administrative expense in the Consolidated Statement of Earnings and Comprehensive Income.

Although the Company's restructuring costs are recorded outside of segment profit, if allocated to our reportable segments, the restructuring costs noted above for fiscal 2023 would have been included in our Batteries & Lights and Auto Care segments in the amount of $52.7 and $7.0, respectively. The restructuring costs noted above for fiscal year 2022 would have been included in our Batteries & lights and Auto Care segments in the amount of $1.3 and $0.4, respectively. The restructuring costs noted above for fiscal year 2021 would have been incurred within our Batteries & Lights and Auto Care segments in the amount of $30.7 and $6.1, respectively.

(Dollars in millions, except per share)

The following table summarizes the activity related to the Project Momentum restructuring program for the twelve Months Ended September 30, 2023, and 2022:

			Utilized		
Project Momentum Restructuring Program	**September 30, 2022**	**Charge to Income**	**Cash**	**Non-Cash**	**September 30, 2023 (1)**
Severance & termination related costs	$ —	$ 18.4	$ 3.0	$ —	$ 15.4
Accelerated depreciation & asset write-offs	—	7.5	—	7.5	—
Other restructuring related costs	0.9	30.5	28.0	0.1	3.3
IT enablement	—	3.3	2.3	0.1	0.9
Total Project Momentum restructuring and related costs	**$ 0.9**	**$ 59.7**	**$ 33.3**	**$ 7.7**	**$ 19.6**

(1) At September 30, 2023 the restructuring reserve is recorded on the Consolidated (Condensed) Balance Sheet in Other current liabilities and Other long term liabilities. Refer to Note 19, Supplemental Financial Statement Information for additional details.

The following table summarizes the activity related to the 2019 restructuring program for the twelve Months Ended September 30, 2023, 2022, and 2021:

			Utilized		
2019 Restructuring Program	**September 30, 2020**	**Charge to Income**	**Cash**	**Non-Cash**	**September 30, 2021**
Severance & termination related costs	$ 5.3	$ 0.1	$ 4.0	$ —	$ 1.4
Accelerated depreciation & asset write-offs	—	6.7	—	6.7	—
Gain on sale of fixed assets	—	(3.3)	(5.5)	1.7	0.5
Other exit costs	2.9	16.5	17.2	—	2.2
Total	**$ 8.2**	**$ 20.0**	**$ 15.7**	**$ 8.4**	**$ 4.1**

	September 30, 2021	**Charge to Income**	**Cash**	**Non-Cash**	**September 30, 2022 (1)**
Severance & termination related costs	$ 1.4	$ (0.1)	$ 1.2	$ —	$ 0.1
Accelerated depreciation & asset write-offs	—	1.2	—	1.2	—
Gain on sale of fixed assets	0.5	—	0.5	—	—
Gain on termination of finance lease	—	(4.5)	5.1	(9.6)	—
Other exit costs	2.2	2.8	5.0	—	—
Total	**$ 4.1**	**$ (0.6)**	**$ 11.8**	**$ (8.4)**	**$ 0.1**

	September 30, 2022	**Charge to Income**	**Cash**	**Non-Cash**	**September 30, 2023**
Severance & termination related costs	$ 0.1	$ —	$ 0.1	$ —	$ —
Total	**$ 0.1**	**$ —**	**$ 0.1**	**$ —**	**$ —**

(1) At September 30, 2022, the restructuring reserve is recorded on the Consolidated Balance Sheet in Other current liabilities.

(Dollars in millions, except per share)

The following table summarizes the activity related to the 2020 restructuring program for the Twelve Months Ended September 30, 2023, 2022, and 2021:

			Utilized		
2020 Restructuring Program	**September 30, 2020**	**Charge to Income**	**Cash**	**Non-Cash**	**September 30, 2021**
Severance & termination related costs	$ 0.4	$ 1.2	$ 0.7	$ —	$ 0.9
Other restructuring related costs	0.8	15.6	15.7	—	$ 0.7
Total	**$ 1.2**	**$ 16.8**	**$ 16.4**	**$ —**	**$ 1.6**
	September 30, 2021	**Charge to Income**	**Cash**	**Non-Cash**	**September 30, 2022 (1)**
Severance & termination related costs	$ 0.9	$ 0.3	$ 0.5	$ —	$ 0.7
Other restructuring related costs	0.7	1.1	1.8	—	$ —
Total	**$ 1.6**	**$ 1.4**	**$ 2.3**	**$ —**	**$ 0.7**
	September 30, 2022	**Charge to Income**	**Cash**	**Non-Cash**	**September 30, 2023**
Severance & termination related costs	$ 0.7	$ —	$ 0.7	$ —	$ —
Other restructuring related costs	$ —	$ —		$ —	—
Total	**$ 0.7**	**$ —**	**$ 0.7**	**$ —**	**$ —**

(1) At September 30, 2022 the restructuring reserve is recorded on the Consolidated Balance Sheet in Other current liabilities.

(6) Income Taxes

The provisions/(benefit) for income taxes consisted of the following:

	For the Years Ended September 30,		
	2023	**2022**	**2021**
Current:			
United States - Federal	$ 14.4	$ (1.9)	$ 4.7
State	5.3	3.5	1.6
Foreign	54.0	59.7	49.9
Total current	$ 73.7	$ 61.3	$ 56.2
Deferred:			
United States - Federal	(34.8)	(113.1)	(57.8)
State	(4.5)	(14.2)	(3.8)
Foreign	0.8	(8.0)	(1.3)
Total deferred	$ (38.5)	$ (135.3)	$ (62.9)
Provision/(benefit) for income taxes	$ 35.2	$ (74.0)	$ (6.7)

The source of pre-tax earnings/(loss) was:

	For the Years Ended September 30,		
	2023	**2022**	**2021**
United States	$ (105.3)	$ (554.5)	$ (90.1)
Foreign	281.0	249.0	244.3
Pre-tax (loss)/earnings	$ 175.7	$ (305.5)	$ 154.2

(Dollars in millions, except per share)

A reconciliation of income tax provision/(benefit) with the amounts computed at the statutory federal income tax rate follows:

	For the Years Ended September 30,					
	2023		2022		2021	
Computed tax at federal statutory rate	$ 36.9	21.0 %	$ (64.2)	21.0 %	$ 32.4	21.0 %
State income taxes, net of federal tax benefit	(0.6)	(0.3)	(9.7)	3.2	0.2	0.1
Foreign rate differential	(4.2)	(2.4)	4.4	(1.4)	0.8	0.5
Adjustments to prior years' tax accruals	3.1	1.8	1.0	(0.3)	0.6	0.4
Other taxes including repatriation of foreign earnings and GILTI	2.5	1.4	2.4	(0.8)	5.5	3.6
Foreign tax incentives	(2.1)	(1.2)	(2.8)	0.9	(3.7)	(2.4)
Uncertain tax positions	(3.2)	(1.8)	(10.1)	3.3	0.2	0.1
Debt refinancing	—	—	—	—	(3.4)	(2.2)
Tax structuring	—	—	—	—	(39.5)	(25.6)
Other, net	2.8	1.5	5.0	(1.7)	0.2	0.2
Total	$ 35.2	20.0 %	$ (74.0)	24.2 %	$ (6.7)	(4.3)%

The Company was granted a foreign tax incentives providing for a reduced tax rate on profits related to certain battery productions which expired in March 2023.

The deferred tax assets and deferred tax liabilities at the end of each year are as follows:

	September 30,	
	2023	2022
Deferred tax assets:		
Accrued liabilities	$ 38.6	$ 30.1
Deferred and stock-related compensation	11.2	10.8
Tax loss carryforwards and tax credits	18.8	22.2
Intangible assets	2.7	2.6
Pension plans	7.5	6.2
Inventory differences and other tax assets	20.8	14.7
Operating lease assets	24.3	24.0
Interest expense limited under Sec 163j	117.0	110.6
Gross deferred tax assets	240.9	221.2
Deferred tax liabilities:		
Depreciation and property differences	(22.2)	(25.2)
Intangible assets	(85.8)	(87.8)
Operating lease liabilities	(24.1)	(23.8)
Other tax liabilities	(26.8)	(28.9)
Gross deferred tax liabilities	(158.9)	(165.7)
Valuation allowance	(6.0)	(11.6)
Net deferred tax assets/(liabilities)	$ 76.0	$ 43.9

Future expirations of tax loss carryforwards and tax credits, if not utilized, are $3.7 between fiscal years 2024 and 2026 at September 30, 2023. In addition, there are $10.9 of tax loss carryforwards and credits with no expiration at September 30, 2023. The valuation allowance is primarily attributed to tax loss carryforwards and tax credits outside the U.S.

In general, it is our practice and intention to permanently reinvest the earnings of our foreign subsidiaries and repatriate earnings only when the tax impact is zero or very minimal. No provision has been provided for taxes that would result upon repatriation of our foreign investments to the United States. At September 30, 2023, approximately $1,154 of basis differential

(Dollars in millions, except per share)

in our investment in foreign affiliates was considered indefinitely invested in those businesses. We estimate that the U.S. federal income tax liability that could potentially arise if indefinitely invested basis of foreign subsidiaries were repatriated in full to the U.S. would be significant. While it is not practicable to calculate a specific potential U.S. tax exposure due to changing statutory rates in foreign jurisdictions over time, as well as other factors, we estimate the potential U.S. tax may be in excess of $242, if all unrealized basis differences were repatriated assuming foreign cash was available to do so.

The unrecognized tax benefits activity is summarized below:

	For the Years Ended September 30,		
	2023	2022	2021
Unrecognized tax benefits, beginning of year	$ 9.2	$ 13.5	$ 14.2
Additions based on current year tax positions and acquisitions	—	—	0.1
Additions based on prior year tax positions and acquisitions	—	—	2.6
Settlements with taxing authorities/statute expirations	(2.1)	(4.3)	(3.4)
Unrecognized tax benefits, end of year	$ 7.1	$ 9.2	$ 13.5

Included in the unrecognized tax benefits noted above are $7.1 of uncertain tax positions that would affect Energizer's effective tax rate, if recognized. Energizer does not expect any significant increases or decreases to their unrecognized tax benefits within twelve months of this reporting date. In the Consolidated Balance Sheets, unrecognized tax benefits are classified as Other liabilities (non-current) to the extent that payments are not anticipated within one year.

Energizer classifies accrued interest and penalties related to unrecognized tax benefits in the income tax provision. The accrued interest and penalties are not included in the table above. Energizer has accrued $2.2 of interest (net of the deferred tax asset of $0.2) and penalties of $0.9 at September 30, 2023, $3.0 of interest (net of the deferred tax asset of $0.1) and penalties of $1.2 at September 30, 2022, and $4.9 of interest (net of the deferred tax asset of $0.7) and penalties of $3.9 at September 30, 2021. Interest was computed on the difference between the tax position recognized in accordance with GAAP and the amount expected to be taken in the Company's tax return.

The Company files income tax returns in the U.S. federal jurisdiction, various cities and states, and more than 50 foreign jurisdictions where Energizer has operations. U.S. federal, state and local income tax returns for tax years ended September 30, 2018 and after remain subject to examination by the Internal Revenue Service. There are open examinations in the U.S. and at some of the foreign entities and the status of income tax examinations varies by jurisdiction. At this time, Energizer does not anticipate any material adjustments to its financial statements resulting from tax examinations currently in progress.

The Company is contractually indemnified by Spectrum for any tax liability of the Acquired Battery and Auto Care Businesses arising from tax years prior to the acquisitions. The Company is also contractually obligated to pay Spectrum any tax benefit it receives in a tax year after the acquisitions as a result of an indemnification payment made by Spectrum. An indemnification asset and liability, where necessary, has been recorded to reflect this arrangement. The Company has also indemnified VARTA AG for certain tax liabilities that existed as of the divestment date. An indemnification asset or liability, where necessary, has been recorded to reflect these arrangements.

(7) Share-Based Payments

The Board of Directors adopted the Energizer Holdings, Inc. Equity Incentive Plan (2015 Plan) on July 1, 2015, upon completion of the Spin-off. Under the terms of the 2015 Plan, stock options, restricted stock awards, restricted stock equivalents, stock appreciation rights and performance-based stock awards may be granted to directors, officers, consultants, advisors and employees of the Company. The 2015 Plan reserved 10 million shares of common stock for issuance under that plan.

On January 27, 2020, the Company's shareholders approved the Energizer Holdings, Inc. Omnibus Incentive Plan (2020 Plan). The 2020 Plan replaced and superseded the 2015 Plan for new grants, though the terms of the 2015 Plan will continue to govern all awards granted under that plan. Under the 2020 Plan, stock options, stock appreciation rights, restricted stock and restricted stock units (time-based and performance-based), other stock awards and cash-based awards may be granted to directors, officers, consultants, advisors and employees of the Company. The 2020 Plan reserved 6.5 million shares for issuance under that plan as well as the shares that were still available for issuance under the 2015 Plan.

(Dollars in millions, except per share)

On January 30, 2023, the Company's shareholders approved the Energizer Holdings, Inc. 2023 Omnibus Incentive Plan (2023 Plan). The 2023 Plan replaced and superseded the 2020 Plan for new grants, though the terms of the 2020 Plan will continue to govern all awards granted under that plan. Under the 2023 Plan, stock options, stock appreciation rights, restricted stock and restricted stock units (time-based and performance-based), other stock awards and cash-based awards may be granted to directors, officers, consultants, advisors and employees of the Company. The 2023 Plan authorized 4.3 million shares for issuance under that plan as well as the shares that were still available for issuance under the 2020 Plan.

At September 30, 2023, there were 7.9 million shares available for future awards under the 2023 Omnibus Plan.

Total compensation cost charged against income for the Company's share-based compensation arrangements was $22.2, $13.2 and $10.2 for the years ended September 30, 2023, 2022 and 2021, respectively, and was recorded in SG&A expense. The total income tax benefit recognized in the Consolidated Statements of Earnings and Comprehensive Income for share-based compensation arrangements was $3.5, $2.1 and $2.3 for the years ended September 30, 2023, 2022 and 2021, respectively.

Restricted Stock Units (RSU)

In November 2019, the Company granted RSU awards to a group of key employees of approximately 134,000 shares that vest ratably over four years. The closing stock price on the date of the grant used to determine the award fair value was $43.10.

In November 2020, the Company granted RSU awards to a group of key employees of approximately 120,000 shares that vest ratably over four years and granted RSU awards to a group of key executives of approximately 71,000 shares that vest on the third anniversary of the date of grant. In addition, the Company granted approximately 272,000 performance shares to a group of key employees and key executives that will vest subject to meeting target amounts for both cumulative adjusted earnings per share and cumulative free cash flow as a percentage of sales over the three year performance period. These performance measures are equally weighted in determining the final share award with the maximum award payout of approximately 544,000 shares. The closing stock price on the date of the grant used to determine the award fair value was $42.98.

In November 2021, the Company granted RSU awards to a group of key employees of approximately 140,000 shares that vest ratably over four years and granted RSU awards to a group of key executives of approximately 113,000 shares that vest on the third anniversary of the date of grant. In addition, the Company granted approximately 393,000 performance shares to a group of key employees and key executives that will vest subject to two performance requirements. Half of the awards will vest based on meeting target amounts for cumulative adjusted earnings per share and the other half will vest based on total shareholder return ("TSR") metrics compared to the Company's performance peer group over the three year performance period. These performance measures are equally weighted with the maximum award payout of approximately 786,000 shares. The closing stock price on the date of the grant used to determine the award fair value for the cumulative adjusted earnings per share portion of the award was $38.75.

In November 2022, the Company granted RSU awards to a group of key employees of approximately 391,000 shares that vest ratably over four years and granted RSU awards to a group of key executives of approximately 138,000 shares that vest on the third anniversary of the date of grant. In addition, the Company granted approximately 322,000 performance shares to a group of key executives that will vest subject to two performance requirements. Half of the awards will vest based on meeting target amounts for cumulative adjusted earnings per share and the other half will vest based on TSR metrics compared to the Company's performance peer group over the three year performance period. These performance measures are equally weighted with the maximum award payout of approximately 644,000 shares. The closing stock price on the date of the grant used to determine the award fair value for the cumulative adjusted earnings per share portion of the award was $29.23

The portion of the November 2021 and 2022 performance awards that are contingent upon achievement of the TSR have a 45.7% and 53.7% fair value premium, respectively, added to the closing stock price on the date of the grant based on a simulation of outcomes under a Monte Carlo valuation model. The assumptions for the valuation of TSR performance shares granted during the year ended September 30, 2023 and 2022 are summarized in the table below:

	Fiscal Year 2023	Fiscal Year 2022
Expected term (in years)	3.0	3.0
Expected volatility	41.1 %	42.3 %
Expected dividend rate	4.1 %	3.1 %
Expected risk-free rate	4.6 %	0.8 %
Fair value of TSR award at grant	$44.92	$56.45

The expected volatility rate for Energizer and the peer companies was based on historical stock price movements. The risk free rate is based on the U.S. Treasury constant maturities yield on the grant date for the remaining length of the performance period.

The following table summarizes the Company's RSU activity (including performance awards at stretch) during the current fiscal year (shares in millions):

	Shares	Weighted-Average Grant Date Estimated Fair Value per Share
Nonvested RSU at October 1, 2022	2.5	$ 43.64
Granted	1.2	$ 33.56
Vested	(0.2)	$ 41.63
Cancelled	(0.8)	$ 40.30
Nonvested RSU at September 30, 2023	2.7	$ 38.72

As of September 30, 2023, there was an estimated $30.0 of total unrecognized compensation costs related to the outstanding RSU awards, which will be recognized over a weighted-average period of 1.1 years. The weighted average estimated fair value for RSU awards granted was $40.8, $52.5, and $37.1 for September 30, 2023, 2022 and 2021, respectively. The estimated fair value of RSU awards that vested was $10.6, $12.1, and $21.7 in fiscal 2023, 2022 and 2021, respectively.

Subsequent to year-end, in November 2023, the Company granted RSU awards to a group of key employees of approximately 310,000 shares that vest ratably over four years and granted RSU awards to a group of key executives of approximately 107,000 shares that vest on the third anniversary of the date of grant. In addition, the Company granted approximately 250,000 performance shares to a group of key executives that will vest subject to meeting certain performance metrics over the three year performance period. The maximum award payout of approximately 500,000 shares. The closing stock price on the date of the grant used to determine the award fair value was $33.57.

(8) Earnings per share

Basic earnings/(loss) per share is based on the average number of common shares outstanding during the period. Diluted earnings/(loss) per share is based on the average number of shares used for the basic earnings/(loss) per share calculation, adjusted for the dilutive effect of restricted stock units, performance shares, deferred compensation equity plan and Mandatory Convertible Preferred Stock (MCPS).

During the second quarter of fiscal year 2022, the MCPS were converted to approximately 4.7 million shares of Common stock. For the twelve months ended September 30, 2022, the issued common shares are included in the basic weighted average common shares outstanding for the period subsequent to the conversion, and included in the diluted calculation prior to their conversion using the if-converted method and are only included if the conversion would be further dilutive to the calculation. The Company's MCPS were considered anti-dilutive for the years ended September 30, 2022 and 2021 and excluded from the calculations of diluted earnings/(loss).

The following table sets forth the computation of basic and diluted earnings/(loss) per share for the years ended September 30, 2023, 2022 and 2021:

(in millions, except per share data)	For the Years Ended September 30,		
	2023	2022	2021
Basic earnings / (loss) per share			
Net earnings/(loss)	$ 140.5	$ (231.5)	$ 160.9
Mandatory preferred stock dividends	—	(4.0)	(16.2)
Net earnings/(loss) attributable to common shareholders	$ 140.5	$ (235.5)	$ 144.7
Weighted average common shares outstanding - basic	71.5	69.9	68.2
Basic net earnings/(loss) per common share	$ 1.97	$ (3.37)	$ 2.12
Diluted earnings / (loss) per share			
Net earnings/(loss) attributable to common shareholders	$ 140.5	$ (235.5)	$ 144.7
Weighted average common shares outstanding - basic	71.5	69.9	68.2
Effect of dilutive restricted stock units	0.4	—	0.2
Effect of dilutive performance shares	0.5	—	0.2
Effect of stock based deferred compensation plan	—	—	0.1
Weighted average common shares outstanding - diluted	72.4	69.9	68.7
Diluted net earnings/(loss) per common share	$ 1.94	$ (3.37)	$ 2.11

For the year ended September 30, 2023, all outstanding RSU were dilutive and included in the diluted net earnings per share calculations. Performance based restricted stock units of 1.2 million were excluded from the diluted weighted average shares outstanding calculation as the performance targets for those shares had not been achieved as of the end of the current period.

For the year ended September 30, 2022, the Company was in a net loss position and all of the 0.8 million of outstanding RSU, 1.7 million of performance shares and 0.1 million deferred compensation awards were excluded from the diluted weighted average shares outstanding calculation as their inclusion would be anti-dilutive.

For the year ended September 30, 2021, there were 0.1 million restricted stock units that were anti-dilutive and not included in the diluted net earnings per share calculations. Performance based restricted stock units of 1.3 million were excluded as the performance targets for those shares had not been achieved as of the end of the period.

(Dollars in millions, except per share)

(9) Segments

During fiscal year 2022, the Company changed its reportable and operating segments from two geographical segments, previously Americas and International, to two product groupings, Battery & Lights and Auto Care. This change came with the completion of the Battery and Auto Care Acquisition integrations in fiscal 2022. The Company changed its reporting structure to better reflect what the chief operating decision maker is reviewing to make organizational decisions and resource allocations.

Segment performance is evaluated based on segment operating profit, exclusive of general corporate expenses (including share-based compensation costs), Project Momentum restructuring and related charges, acquisition and integration activities, acquisition earn out, amortization of intangibles, impairment of goodwill and intangible assets, the costs of the flooding of our manufacturing facility in Brazil, the costs of exiting the Russian market, and other items determined to be corporate in nature. Financial items, such as interest income and expense, (gain)/loss on extinguishment of debt, settlement loss on U.S. pension annuity buy out, and gain on finance lease termination are managed on a global basis at the corporate level. The exclusion of these costs from segment results reflects management's view on how it evaluates segment performance. The Company also excludes amortization of intangibles and impairment of goodwill and intangible assets from segments as these are non-cash items related to the original purchase of the intangibles and not utilized to evaluate current segment performance.

Energizer's operating model includes a combination of standalone and shared business functions between the product segments, varying by country and region of the world. Shared functions include the sales and marketing functions, as well as human resources, IT and finance shared service costs. Energizer applies a fully allocated cost basis, in which shared business functions are allocated between segments. Such allocations are estimates, and do not represent the costs of such services if performed on a standalone basis.

Segment sales and profitability for the fiscal years ended September 30, 2023, 2022, and 2021 are presented below:

	For the Years Ended September 30,		
Net Sales	**2023**	**2022**	**2021**
Batteries & Lights	$ 2,344.9	$ 2,427.3	$ 2,402.8
Auto Care	614.8	622.8	618.7
Total net sales	$ 2,959.7	$ 3,050.1	$ 3,021.5
Segment Profit			
Batteries & Lights	551.5	553.6	553.6
Auto Care	75.0	46.5	98.2
Total segment profit	$ 626.5	$ 600.1	$ 651.8
General corporate and other expenses (1)	(107.2)	(101.6)	(96.0)
Project Momentum restructuring and related costs (2)	(59.7)	(0.9)	—
Acquisition and integration costs (3)	—	(16.5)	(68.9)
Acquisition earn out (4)	—	(1.1)	(3.4)
Amortization of intangible assets	(59.4)	(61.1)	(61.2)
Impairment of goodwill & intangible assets	—	(541.9)	—
Interest expense	(168.7)	(158.4)	(161.8)
Gain/(loss) on extinguishment of debt	1.5	—	(103.3)
Settlement loss on U.S. pension annuity buy out (5)	(50.2)	—	—
Exit of Russian market (6)	—	(14.6)	—
Gain on finance lease termination (7)	—	4.5	—
Brazil flood damage, net of insurance proceeds (8)	—	(9.7)	—
Other items, net - adjusted (9)	(7.1)	(4.3)	(3.0)
Total earnings/(loss) before income taxes	$ 175.7	$ (305.5)	$ 154.2

(1) Recorded in Selling, general, and administrative expense on the Consolidated Statement of Earnings and Comprehensive Income.

(2) Project Momentum restructuring and related costs were included in the following lines in the Consolidated Statement of Earnings and Comprehensive Income:

(Dollars in millions, except per share)

	For the Years Ended September 30,		
Project Momentum restructuring and related costs	**2023**	**2022**	**2021**
Cost of products sold	$ 29.9	$ —	$ —
SG&A - Restructuring	26.7	0.9	—
SG&A - IT Enablement	3.3	—	—
Other items, net	(0.2)	—	—
Total Project Momentum restructuring and related costs	$ 59.7	$ 0.9	$ —

(3) Acquisition and integration costs were included in the following lines in the Consolidated Statement of Earnings and Comprehensive Income:

	For the Years Ended September 30,		
Acquisition and Integration Costs	**2023**	**2022**	**2021**
Cost of products sold	$ —	$ 6.0	$ 33.7
SG&A	—	9.4	40.0
Research and development	—	1.1	1.1
Other items, net	—	—	(5.9)
Total Acquisition and Integration Costs	$ —	$ 16.5	$ 68.9

(4) This represents the earn out achieved under the incentive agreements entered into with the Formulations Acquisition and is recorded in Selling, general and administrative expense on the Consolidated Statement of Earnings and Comprehensive Income.
(5) The Settlement loss is due to the execution of a partial retiree annuity buy out on the U.S. pension plan in the fourth quarter of fiscal 2023. This charge is included in Other items, net in the Consolidated Statement of Earnings and Comprehensive Income.
(6) These are the costs associated with the Company's exit of the Russian market during fiscal 2022. Exiting the Russian market resulted in Cost of products sold of $1.3 related to the impairment of inventory in Russia and shipping costs to get inventory to other markets, impairment of other assets and severance recorded in SG&A of $5.8 and currency impacts recorded in Other items, net of $7.5 on the Consolidated Statement of Earnings and Comprehensive Income.
(7) This represents the termination of a finance lease in fiscal year 2022 associated with a facility that was exited as a part of the Company's 2019 Restructuring program. The gain was recorded in Other items, net in the Consolidated Statement of Earnings and Comprehensive Income.
(8) These are the costs associated with the May 2022 flooding of our Brazilian manufacturing facility, which were recorded in Cost of products sold on the Consolidated Statement of Earnings and Comprehensive Income, net of insurance proceeds. The majority is related to write off of damaged inventory.
(9) Other items, net on the Consolidated Statements of Earnings and Comprehensive Income included the U.S. pension settlement charge of $50.2 and a restructuring benefit of $0.2 for the twelve months ended September 30, 2023, costs associated with the exit of the Russian market of $7.5 and a $4.5 gain on the termination of a finance lease in the twelve months ended September 30, 2022, and an acquisition and integration gain of $5.9 for the twelve months ended September 30, 2021, all of which have been reclassified from Other items, net within the reconciliation above.

Corporate assets shown in the following table include cash, all financial instruments, pension assets, amounts indemnified by Spectrum per the purchase agreements and tax asset balances that are managed outside of operating segments.

	September 30,	
Total Assets	**2023**	**2022**
Batteries & Lights	$ 1,362.0	$ 1,366.0
Auto Care	423.5	453.7
Total segment assets	$ 1,785.5	$ 1,819.7
Corporate	470.2	453.5
Goodwill and other intangible assets, net	2,253.9	2,298.9
Total assets	$ 4,509.6	$ 4,572.1

(Dollars in millions, except per share)

	September 30,	
Long-Lived Assets	**2023**	**2022**
United States	$ 510.7	$ 497.7
Singapore	56.2	62.1
United Kingdom	61.2	52.6
Other International	71.0	70.8
Total long-lived assets excluding goodwill and intangibles	$ 699.1	$ 683.2

Capital expenditures and depreciation and amortization by segment for the years ended September 30 are as follows:

	For the Years Ended September 30,		
Capital Expenditures	**2023**	**2022**	**2021**
Batteries & Lights	$ 47.8	$ 65.8	$ 57.3
Auto Care	9.0	12.0	7.6
Total segment capital expenditures	$ 56.8	$ 77.8	$ 64.9
Depreciation and Amortization			
Batteries & Lights	$ 52.2	$ 50.6	$ 49.0
Auto Care	11.1	9.9	8.3
Total segment depreciation and amortization	63.3	60.5	57.3
Amortization of intangible assets	59.4	61.1	61.2
Total depreciation and amortization	$ 122.7	$ 121.6	$ 118.5

Geographic segment information for the years ended September 30 are as follows:

	For the Years Ended September 30,		
Net Sales to Customers	**2023**	**2022**	**2021**
United States	$ 1,751.1	$ 1,799.5	$ 1,788.3
International	1,208.6	1,250.6	1,233.2
Total net sales	$ 2,959.7	$ 3,050.1	$ 3,021.5

(10) Leases

The Company determines whether an arrangement contains a lease at the inception of the contract by determining if the contract conveys the right to control the use of identified property, plant or equipment for a period of time in exchange for consideration. Energizer's portfolio of leases contains certain real estate, equipment, vehicles and office equipment leases. Leases with an initial term of 12 months or less are not recorded on the balance sheet. Additionally, the Company's leases do not contain material residual value guarantees or material restrictive covenants.

Operating lease right-of-use assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company does not account for lease components separately from non-lease components. The discount rate used to calculate present value for both operating and financing leases is Energizer's incremental borrowing rate based on information available at the commencement date, or if available, the rate implicit in the lease. The incremental borrowing rate used is determined based on fully secured borrowings at the time of lease commencement. Many of these agreements contain options to renew or terminate the lease. For calculating lease liabilities, the Company includes these options within the lease term when it is reasonably certain that the Company will execute such options. Some of the leases include variable payments, which primarily are tied to asset usage or sales rather than an index or rate. As such, these variable payments are not included in the calculation of the Company's lease assets and liabilities.

(Dollars in millions, except per share)

In April 2022, the Company entered into a termination agreement with the landlord of our finance lease in Dixon, IL. The Company terminated the lease agreement, which went into 2028, reducing our finance lease obligations by $9.8. The termination agreement required the Company to pay a termination fee of $4.0, as well as decommissioning costs and brokerage fees. Since the Company had already vacated the facility as a part of the 2019 restructuring program, most assets associated with the location were already been fully depreciated. The termination of this lease resulted in a gain of $4.5 recognized in Other items, net during fiscal 2022.

As of September 30, 2023 and 2022 the amounts for leases included on our Consolidated Balance Sheet include:

Balance Sheet Location	**September 30, 2023**	**September 30, 2022**
Operating Leases:		
Operating lease assets	**$ 98.4**	**$ 100.1**
Operating lease liabilities - current	17.3	15.8
Operating lease liabilities	84.7	88.2
Total Operating Lease Liabilities	**$ 102.0**	**$ 104.0**
Weighted-average remaining lease term (in years)	15.5	15.2
Weighted-average discount rate	4.1 %	4.0 %
Finance Leases:		
Property, plant and equipment, net	**$ 31.1**	**$ 32.6**
Current portion of finance leases	0.3	0.4
Long-term debt	31.7	31.9
Total Finance Lease Liabilities	**$ 32.0**	**$ 32.3**
Weighted Average remaining lease term (in years)	22.5	23.5
Weighted-average discount rate	6.7 %	6.7 %

The following table presents the components of lease expense:

	For the Years Ended September 30,		
	2023	**2022**	**2021**
Operating lease costs	$ 19.9	$ 19.7	$ 20.3
Finance lease costs:			
Amortization of assets	1.2	2.5	3.2
Interest on lease liabilities	2.1	2.5	2.9
Variable lease costs	1.3	1.3	3.6
Total lease costs	**$ 24.5**	**$ 26.0**	**$ 30.0**

Supplemental cash and non-cash information related to leases:

(Dollars in millions, except per share)

	For the Years Ended September 30,		
	2023	2022	2021
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 20.5	$ 20.4	$ 18.9
Operating cash flows from finance leases	2.1	2.5	2.9
Financing cash flows from finance leases (1)	0.3	5.0	1.6
Non-cash increase in lease assets and lease liabilities:			
Operating leases (2)	$ 13.0	$ 6.4	$ 5.3

(1) Financing cash flows from finance leases in fiscal year 2022 includes the $4.0 termination fee for the Dixon, IL finance lease termination discussed above.
(2) The fiscal 2023 increase in operating lease assets and liabilities was primarily driven by the Project Momentum network reorganization and real estate optimization programs, as well as normal lease renewals occurring through normal course of business. The fiscal 2022 and 2021 increase in operating lease assets and liabilities includes normal lease renewals and immaterial lease modifications occurring through the normal course of business.

Minimum lease payments under operating and finance leases with non-cancellable terms in excess of one year as of September 30, 2023 are as follows:

	Operating Leases	Finance Leases
2024	$ 20.4	$ 2.5
2025	18.7	2.5
2026	13.6	2.5
2027	9.3	2.6
2028	9.0	2.6
Thereafter	74.2	53.5
Total lease payments	145.2	66.2
Less: Imputed interest	(43.2)	(34.2)
Present value of lease liabilities	$ 102.0	$ 32.0

(11) Goodwill and intangible assets

In fiscal 2022, the Company changed its reportable segments and correspondingly reallocated goodwill to the current reporting units: Battery & Lights North America, Battery & Lights International, Auto Care North America and Auto Care International. The Company performed an assessment of goodwill at October 1, 2021 before the change in segments, noting no impairments identified. Goodwill was reallocated to the reporting units based on the relative fair value of each reporting unit on October 1, 2021.

The following table sets forth goodwill by segment and represents the change in the carrying amount of goodwill at September 30, 2023 and 2022:

	Batteries & Lights	Auto Care	Total
Balance at October 1, 2021	**$ 900.3**	**$ 153.5**	**$ 1,053.8**
Formulations acquisition	—	(1.0)	(1.0)
Non-cash impairment	—	(17.4)	(17.4)
Cumulative translation adjustment	(31.4)	(0.9)	(32.3)
Balance at September 30, 2022	**$ 868.9**	**$ 134.2**	**$ 1,003.1**
Cumulative translation adjustment	13.1	—	13.1
Balance at September 30, 2023	**$ 882.0**	**$ 134.2**	**$ 1,016.2**

(Dollars in millions, except per share)

Goodwill Annual Impairment Analysis

Goodwill and intangible assets deemed to have an indefinite life are not amortized, but are reviewed annually for impairment of value or when indicators of a potential impairment are present. As part of our business planning cycle, the Company performs the annual goodwill impairment testing for its reporting units in the fourth quarter each fiscal year. When performing a quantitative analysis, the Company estimates the fair value of each reporting unit under the income approach utilizing a discounted cash flow model which incorporates significant estimates and assumptions, including future cash flows driven by revenue and gross margin projections and discount rates reflecting the risk inherent in future cash flows. The Company uses the three-year strategic plan, the annual budget plan for the following fiscal year, and long-term category projections to determine forecasted cash flows and operating data for the discounted cash flow model. Specifically, revenue growth assumptions are based on historical trends and management’s expectations for future growth by category. Gross margin rate assumptions are based on historical trends and management's cost cutting strategies, as applicable. The discount rates are based on a weighted-average cost of capital utilizing industry market data of similar companies.

During fiscal 2023, the Company completed a quantitative analysis on the Auto Care North America reporting unit and a qualitative analysis over the Battery & Lights reporting units. No impairments were identified and the Auto Care North America reporting unit's fair value exceed its carrying value by more than 20%

During fiscal 2022, the Company completed a quantitative analysis on all four reporting units. As a part of the annual assessment, the Company identified a non-cash impairment within the Auto Care International reporting unit of $17.4. This non-cash impairment was primarily driven by significant sustained currency headwinds in the fourth quarter of fiscal 2022, which were expected to continue into fiscal 2023 and were included within the cash flow models, declines in the Auto Care category projections late in the fourth quarter of fiscal 2022, and an increased discount rate. There is no remaining goodwill allocated to this reporting unit after the non-cash impairment. This fair value measurement fell within Level 3 of the fair value hierarchy, see Note 16, Financial Instruments and Risk Management.

In fiscal 2022, the Battery & Lights reporting units estimated fair value exceeded their carrying values by more than 100%. The estimated fair value of the Auto Care North America reporting unit, which has a total of $134.2 of goodwill, exceeded its carrying value by 12%. Determining the fair value of a reporting unit requires the use of significant judgment, estimates and assumptions. Changes in the assumptions used to estimate the fair value of the Company's goodwill reporting units could result in impairment charges in future periods, which could be material. Additionally, certain factors have the potential to create variances in the estimated fair values of our indefinite-lived intangible assets, which also could result in material impairment charges. These factors include (i) failure to achieve forecasted revenue growth rates, (ii) failure to achieve cost cutting and margin improvement initiatives the Company is implementing, or (iii) increases in the discount rate.

For the year ended September 30, 2021, the Company completed a qualitative annual impairment assessment and no impairments were identified.

Indefinite-lived Intangible Asset Annual Impairment Analysis

During the fourth quarter of each fiscal year, the Company completes impairment testing on indefinite-lived intangible assets other than goodwill, which are trademarks/brand names used in the various battery, auto care and lighting product categories.

For fiscal 2023, a quantitative assessment was performed over the Rayovac and Armor All trade names due to the prior year impairments, and a qualitative assessment was performed over the Energizer, Eveready and Varta trade names. No impairments were identified and the Armor All trade name fair value exceed its carrying value by more than 20%.

For Rayovac, the fair value of the trade name exceeded its carrying value of $422.2 by approximately 5%. The quantitative estimate of fair value for the Rayovac trade name was determined using the multi-period excess earnings method, which requires significant assumptions, including estimates related to revenue growth rates, gross margin rates, operating expenses (SG&A, R&D, and A&P) and discount rates. The projections for the Rayovac fair value model were generated using the Company’s three-year strategic plan, the Company's annual budget plan for fiscal 2024, and long-term category projections, to determine forecasted cash flows and operating data. Specifically, the revenue growth assumption was based on historical trends and management’s expectations for future category trends. The gross margin rate assumption was based on historical trends, management's cost cutting strategies, and a market place participant's production capabilities. The gross margin rate utilized is consistent with rates achieved in fiscal 2023. Operating expenses are based on historical trends and management's annual budget plan for fiscal 2024, as well as long-term operating and advertising strategies. The discount rate used was based on a weighted-average cost of capital utilizing industry market data of similar companies.

(Dollars in millions, except per share)

In fiscal 2022, a quantitative assessment was performed over the Armor All, STP and Rayovac trade names, resulting in non-cash impairments of $370.4, $26.3, and $127.8, respectively. For Armor All and STP, the non-cash impairments were primarily due to declines in their respective Auto Care category projections late in the fourth quarter of fiscal 2022, significant increases in input costs, and a higher discount rate. The Rayovac non-cash impairment was primarily caused by significant sustained currency headwinds in the fourth quarter of fiscal 2022, which were expected to continue into fiscal 2023 and were included within the cash flow models, a decrease in the branded sales forecast, increases in input costs, and a higher discount rate.

The quantitative estimated fair values were determined using the multi-period excess earnings method, which requires significant assumptions for each brand, including estimates related to revenue growth rates, gross margin rates, operating expenses (SG&A, R&D, and A&P) and discount rates. The projections for our Armor All, STP and Rayovac fair value models were generated using the company’s three-year strategic plan, the Company's annual budget plan for fiscal 2023, and long-term category projections to determine forecasted cash flows and operating data. Specifically, revenue growth assumptions are based on historical trends and management’s expectations for future growth by brand and category. Gross margin rate assumptions are based on historical trends and management's cost cutting strategies. Operating expenses are based on historical trends and management's annual budget plan for fiscal 2023, as well as long-term operating and advertising strategies. The discount rates used in the trade name fair value estimates ranged between 9.5% and 10.0%, and are based on a weighted-average cost of capital utilizing industry market data of similar companies. The new carrying values for Armor All, STP, and Rayovac trade names are $228.5, $76.4, and $422.2, respectively. These fair value measurement fell within Level 3 of the fair value hierarchy, see Note 16, Financial Instruments and Risk Management.

STP is within the fuel and oil additives category and due to the current expectation for an increased percentage of electric vehicles in the car parc over the long term, the Company converted the STP trade name into a definite-life intangible asset with a 25 year useful life. This conversion resulted in additional annual pre-tax amortization expense of approximately $3.0, which was included in Amortization of intangible assets expense in fiscal 2023.

Changes in the assumptions used to estimate the fair value of the Company's indefinite-lived intangible assets could result in impairment charges in future periods, which could be material. Additionally, certain factors have the potential to create variances in the estimated fair values of our indefinite-lived intangible assets, which also could result in material impairment charges. These factors include (i) failure to achieve forecasted revenue growth rates, (ii) failure to achieve cost cutting and margin improvement initiatives the Company is implementing, (iii) failure to meet forecasted operating expenses, or (iv) increases in the discount rate.

For the year ended September 30, 2022, a qualitative analysis was performed over the Energizer, Eveready and Varta trade names and no impairments were identified.

For the year ended September 30, 2021 the Company completed a qualitative annual impairment assessment and no impairments were identified.

(Dollars in millions, except per share)

Total intangible assets at September 30, 2023 are as follows:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trademarks and trade names	$ 142.4	$ (29.4)	$ 113.0
Customer Relationships	394.2	(139.7)	254.5
Patents	33.9	(18.2)	15.7
Proprietary technology	172.5	(100.0)	72.5
Proprietary formulas	29.2	(10.0)	19.2
Vendor relationships	7.5	(7.5)	—
Total amortizable intangible assets	$ 779.7	$ (304.8)	$ 474.9
Trademarks and trade names - indefinite lived	762.8	—	762.8
Total Other intangible assets, net	$ 1,542.5	$ (304.8)	$ 1,237.7

Total intangible assets at September 30, 2022 are as follows:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trademarks and trade names	$ 141.8	$ (21.4)	$ 120.4
Customer Relationships	393.5	(112.6)	280.9
Patents	33.4	(15.7)	17.7
Proprietary technology	172.5	(81.5)	91.0
Proprietary formulas	29.2	(6.3)	22.9
Vendor relationships	6.9	(6.5)	$ 0.4
Total amortizable intangible assets	$ 777.3	$ (244.0)	$ 533.3
Trademarks and trade names - indefinite lived	762.5	—	762.5
Total Other intangible assets, net	$ 1,539.8	$ (244.0)	$ 1,295.8

The indefinite lived intangible asset balance difference between the periods is driven by currency adjustments.

During the fiscal year ended September 30, 2022, the Company purchased auto care appearance trade names and formulas in Latin America through an asset acquisition for $14.7. Approximately $7 was assigned as the value to trade name and formula intangibles acquired, respectively. The weighed average useful life for both acquired intangibles is 10 years.

Amortizable intangible assets, with a weighted average remaining life of 10.7 years, are amortized on a straight-line basis over expected lives of 3 to 25 years. Amortization expense for intangible assets totaled $59.4, $61.1, and $61.2 for the twelve months ended September 30, 2023, 2022 and 2021, respectively.

Estimated amortization expense for amortizable intangible assets at September 30, 2023 are as follows:

	Estimated amortization expense
2024	$ 58.1
2025	58.0
2026	53.2
2027	51.6
2028	46.8
Thereafter	207.2
Estimated future amortization expense	$ 474.9

(Dollars in millions, except per share)

(12) Debt

The detail of long-term debt was as follows:

	September 30, 2023	September 30, 2022
Senior Secured Term Loan Facility due 2027	$ 982.0	$ 1,182.0
6.500% Senior Notes due 2027	300.0	300.0
4.750% Senior Notes due 2028	583.7	600.0
4.375% Senior Notes due 2029	791.3	800.0
3.50% Senior Notes due 2029 (Euro Notes of €650.0)(1)	687.2	637.1
Finance lease obligations	32.0	32.3
Total long-term debt, including current maturities	$ 3,376.2	$ 3,551.4
Less current portion	(12.3)	(12.4)
Less unamortized debt premium and debt issuance fees	(31.8)	(39.6)
Total long-term debt	$ 3,332.1	$ 3,499.4

(1) Changes in the USD balance of the Euro denominated 3.50% Senior Notes due in 2029 is due to movements in the currency rate year-over-year.

Credit Agreement - On December 22, 2020, the Company entered into a Credit Agreement which provided for a 5-year $400 revolving credit facility (2020 Revolving Facility) and a $550.0 Senior Secured Term Loan due December 2027 (Term Loan). The $550.0 of proceeds were used to pay down the remaining balances on the Term Loan A facility due in 2022, Term Loan B facility due in 2025 and the amounts outstanding on the existing Revolving Credit Facility from 2018 (2018 Revolving Facility). The pay down of the Term Loan A and B facilities were deemed to be extinguishments and the Company wrote-off $5.7 of deferred financing fees during the first fiscal quarter of 2021.

On January 7, 2021, the Company amended the Credit Agreement and borrowed an incremental $650.0 on the Term Loan. The Company utilized the proceeds to fund the redemption of the Company's outstanding $600.0 7.750% Senior Notes due 2027 at a redemption price equal to 110.965% of the aggregate principal amount. As a result, the Company paid a redemption premium of $66.6 during the second fiscal quarter of 2021. The Company also wrote off deferred financings fees associated with this transaction resulting in a total loss on extinguishment recognized in the second fiscal quarter of 2021 of $70.0.

On December 31, 2021, the Company amended the Credit Agreement to increase the 2020 Revolving Facility to $500.0.

In February 2023, the Company amended the Credit Agreement to transition the interest reference rate from the London Interbank Offered Rate (LIBOR) to the Secured Overnight Finance Rate (SOFR). There were no other changes to the Company's Credit Agreement or timing of cash flows. The amendment was entered into because the LIBOR rate historically used was no longer published after June 30, 2023. The Company utilized expedients within ASC 848 to conclude that this amendment should be treated as a non-substantial modification of the existing contract resulting in no impact to the Company's financial statements.

During fiscal 2023, the Company paid down $200.0 of the Term Loan, including early payments of $188.0. The Company wrote off deferred financing fees of $1.6 during the twelve months ended September 30, 2023, as a result of these early payments. Subsequent to September 30, 2023, the Company pre-paid an additional $40.0 of the Term Loan in October 2023.

Borrowings under the Term Loan require quarterly principal payments at a rate of 0.25% of the original principal balance, or $3.0. Borrowings under the 2020 Revolving Facility bear interest at a rate per annum equal to, at the option of the Company, SOFR or the Base Rate (as defined) plus the applicable margin. The Term Loan bears interest at a rate per annum equal to SOFR plus the applicable margin. The Credit Agreement also contains customary affirmative and restrictive covenants.

As of September 30, 2023, the Company had no outstanding borrowings under the 2020 Revolving Facility and $7.1 of outstanding letters of credit. Taking into account outstanding letters of credit, $492.9 remained available as of September 30, 2023. As of September 30, 2023 and September 30, 2022, our weighted average interest rate on short-term borrowings was 7.7% and 4.7%, respectively.

(Dollars in millions, except per share)

Senior Notes - Fiscal 2023 Activity - During the first quarter of fiscal 2023, the Company retired $16.3 of the 4.750% Senior Notes due in 2028 and $8.7 of the 4.375% Senior Notes due in 2029 for a cash cost of $21.6. The Company wrote off $0.3 of deferred financing fees as a result of these transactions.

The retirement of Senior Notes and prepayment of the Term Loan during fiscal 2023 resulted in a net Gain on extinguishment of debt for the twelve months ended September 30, 2023 of $1.5 recorded on the Consolidated Statement of Earnings and Comprehensive Income.

Senior Notes - Fiscal 2022 Activity - On March 8, 2022 the Company completed a bond offering for $300.0 Senior Notes due in 2027 at 6.500% (2027 Notes). The proceeds from the offering were used to repay a portion of the indebtedness outstanding under the 2020 Revolving Facility and to pay fees and expenses related to the offering. Interest is payable semi-annually in June and December.

Senior Notes - Fiscal 2021 Activity - On September 30, 2020, the Company completed a bond offering for $800.0 Senior Notes due in 2029 at 4.375% (2029 Notes). On October 16, 2020, the Company used the proceeds from the sale of the 2029 Notes to fund the redemption of all the $750.0 Senior Notes due in 2026 at 6.375% (2026 Notes). The Company paid a redemption premium of $55.9 in the first fiscal quarter of 2021 related to this redemption, and the transaction resulted in a Loss on extinguishment of debt of $68.6, which was recorded on the date of the transaction in fiscal 2020.

On June 23, 2021, the Company completed a bond offering for €650 Senior Notes due in 2029 at 3.50% (2029 EUR Notes). The proceeds from the offering, combined with cash on hand, were used to satisfy its outstanding legal obligation on the €650 Senior Notes due in 2026 at 4.625% (2026 EUR Notes). The Company used approximately $45.9 of cash on hand to fund the redemption costs, accrued interest and fees associated with the redemption of the 2026 EUR Notes and issuance of the 2029 EUR Notes. The Company paid a redemption premium of $18.6 during the third quarter of fiscal 2021. The Company also wrote off deferred financing and interest and fees associated with the 2026 EUR Notes resulting in a total loss on extinguishment recognized in the third quarter of fiscal 2021 of $27.6.

The 2027 Notes, 2028 Notes, 2029 Notes and 2029 EUR Notes were sold to qualified institutional buyers and will not be registered under federal or applicable state securities laws. Interest is payable semi annually on the 2028 Notes and 2029 EUR Notes in June and December and on the 2029 Notes in March and September. The 2027 Notes, 2028 Notes, 2029 Notes and 2029 EUR Notes are jointly and severally guaranteed on an unsecured basis by certain of the Company's domestic restricted subsidiaries that guarantee indebtedness of the Company under its Credit Agreement.

Debt issuance fees paid related to the term loan refinancing and Senior Note offerings were $7.6, and $29.0 during the twelve months ended September 30, 2022, and 2021, respectively. The Company wrote-off a total of $1.9 and $18.1 of debt issuance fees as a result of the extinguishment activity during fiscal year 2023 and 2021, respectively.

Interest Rate Swaps - In December 2020, the Company entered into an interest rate swap with the effective date of December 22, 2020, that fixed the variable benchmark component (LIBOR) at an interest rate of 0.95% on variable rate debt of $550.0. On January 22, 2021 the notional value increased to $700.0 and will stay at that value through December 22, 2024. The notional value will decrease by $100.0 on December 2024 and by $100.0 each year thereafter until its termination date on December 22, 2027.

In February 2023, the Company amended the interest rate swap to coincide with the amended Credit Agreement, effectively fixing the variable benchmark component (SOFR) at an interest rate of 1.042%. There were no other changes to the interest rate swap agreement or expected timing of cash flows associated with the swap. The Company utilized expedients within ASC 848 to conclude that this modification should be accounted for as a continuation of the existing swap agreement, resulting in no impact on the Company's financial statements.

Refer to Note 16 Financial Instruments and Risk Management, for additional information on the Company's interest rate swap transactions.

Notes Payable - The notes payable balance was $8.2 at September 30, 2023 and $6.4 at September 30, 2022. The balances are comprised of other borrowings, including those from foreign affiliates. The company had no outstanding borrowings on the 2020 Revolving Facility at September 30, 2023 and September 30, 2022.

(Dollars in millions, except per share)

Debt Covenants - The agreements governing the Company's debt contain certain customary representations and warranties, affirmative, negative and financial covenants, and provisions relating to events of default. If the Company fails to comply with these covenants or with other requirements of these agreements, the lenders may have the right to accelerate the maturity of the debt. Acceleration under one of these facilities would trigger cross defaults to other borrowings. As of September 30, 2023, the Company was in compliance with the provisions and covenants associated with its debt agreements.

The counterparties to long-term committed borrowings consist of a number of major financial institutions. The Company consistently monitors positions with, and credit ratings of, counterparties both internally and by using outside ratings agencies.

Finance Lease Obligations - In fiscal year 2022, the Company entered into a termination agreement with the landlord of our finance lease in Dixon, IL. The Company terminated the lease agreement, which went into 2028, reducing our finance lease obligations by $9.8. The termination agreement required the Company to pay a termination fee of $4.0, as well as decommissioning costs and brokerage fees. Since the Company had already vacated the facility as a part of the 2019 restructuring program, most assets associated with the location had already been fully depreciated. The termination of this lease resulted in a gain of $4.5 recognized in Other items, net on the Consolidated Statement of Earnings and Comprehensive Income in fiscal 2022.

Debt Maturities - Aggregate maturities of long-term debt as of September 30, 2023 were as follows:

	Long-term debt
2024	$ 12.0
2025	12.0
2026	12.0
2027	12.0
2028	1,817.7
Thereafter	1,478.5
Total long-term debt payments due	$ 3,344.2

(13) Pension Plans

The Company has several defined benefit pension plans covering many of its employees in the U.S. and certain employees in other countries. The plans provide retirement benefits based on various factors including years of service and in certain circumstances, earnings. Most plans are now frozen to new entrants and for additional service.

In the fourth quarter of fiscal 2023, the Company executed a partial retiree annuity buyout for the U.S. Qualified Pension Plan, which resulted in a plan settlement on projected plan benefit obligation and plan assets of $120.2 and a settlement loss of $50.2 recorded to Other items, net on the Consolidated Statement of Earnings and Comprehensive Income. There were no additional cash contributions made as part of this settlement.

The Company also sponsors or participates in a number of other non-U.S. pension arrangements, including various retirement and termination benefit plans, some of which are required by local law or coordinated with government-sponsored plans, which are not significant in the aggregate and, therefore, are not included in the information presented in the following tables.

(Dollars in millions, except per share)

The following tables present the benefit obligation, plan assets and funded status of the plans:

	September 30,			
	U.S.		International	
	2023	2022	2023	2022
Change in Projected Benefit Obligation				
Benefit obligation at beginning of year	$ 383.4	$ 507.4	$ 84.8	$ 143.1
Service cost	—	—	0.3	0.6
Interest cost	19.9	12.7	3.6	1.8
Actuarial loss/(gain)	0.2	(99.1)	(0.6)	(40.2)
Benefits paid	(28.7)	(37.6)	(5.6)	(5.7)
Plan settlements	(120.2)	—	—	(0.6)
Foreign currency exchange rate changes	—	—	7.3	(14.2)
Projected Benefit Obligation at end of year	$ 254.6	$ 383.4	$ 89.8	$ 84.8
Change in Plan Assets				
Estimated fair value of plan assets at beginning of year	$ 356.9	$ 490.1	$ 78.3	$ 133.1
Actual return on plan assets	11.8	(98.0)	0.7	(35.6)
Company contributions	2.4	2.4	3.4	0.6
Plan settlements	(120.2)	—	—	(0.6)
Benefits paid	(28.7)	(37.6)	(5.6)	(5.7)
Foreign currency exchange rate changes	—	—	6.6	(13.5)
Estimated fair value of plan assets at end of year	$ 222.2	$ 356.9	$ 83.4	$ 78.3
Funded status at end of year	$ (32.4)	$ (26.5)	$ (6.4)	$ (6.5)

The following table presents the amounts recognized in the Consolidated Balance Sheets and Consolidated Statements of Shareholders' Equity:

	September 30,			
	U.S.		International	
Amounts Recognized in the Consolidated Balance Sheets	2023	2022	2023	2022
Noncurrent assets	$ —	$ —	$ 8.7	$ 8.7
Current liabilities	(2.3)	(2.4)	(0.6)	(0.6)
Noncurrent liabilities	(30.1)	(24.1)	(14.5)	(14.6)
Net amount recognized	$ (32.4)	$ (26.5)	$ (6.4)	$ (6.5)
Amounts Recognized in Accumulated Other Comprehensive Loss				
Net loss, pre-tax	$ (113.4)	$ (157.0)	$ (29.9)	$ (26.0)

Pre-tax changes recognized in other comprehensive loss for the year ended September 30, 2023 are as follows:

Changes in plan assets and benefit obligations recognized in other comprehensive (loss)/income	U.S.	International
Net loss arising during the year	$ (8.7)	$ (2.0)
Effect of exchange rates	—	(2.5)
Amounts recognized as a component of net periodic benefit cost		
Amortization or settlement recognition of net loss	52.3	0.6
Total gain/(loss) recognized in other comprehensive loss	$ 43.6	$ (3.9)

Energizer expects to contribute $2.4 to its U.S. plans and $0.7 to its International plans in fiscal 2024.

(Dollars in millions, except per share)

Energizer's expected future benefit payments for the plans are as follows:

For The Years Ending September 30,	U.S.	International
2024	$ 24.5	$ 5.1
2025	24.1	5.2
2026	24.2	5.2
2027	24.2	5.3
2028	22.0	5.3
2029 to 2033	99.2	27.6

The accumulated benefit obligation for the U.S. plans was $254.6 and $383.4 and for the foreign plans was $88.7 and $83.9 at September 30, 2023 and 2022, respectively. The following table shows the plans with an accumulated benefit obligation in excess of plan assets at the dates indicated.

	September 30,			
	U.S.		International	
	2023	2022	2023	2022
Projected benefit obligation	$ 254.6	$ 383.4	$ 49.4	$ 46.1
Accumulated benefit obligation	254.6	383.4	48.3	45.2
Estimated fair value of plan assets	222.1	356.9	34.3	30.9

Pension plan assets in the U.S. plan represent approximately 73% of assets in all of the Company's defined benefit pension plans. Investment policy for the U.S. plan includes a mandate to diversify assets and invest in a variety of assets classes to achieve that goal. The U.S. plan's assets are currently invested in several funds representing most standard equity and debt security classes. The broad target allocations are approximately: (a) equities, including U.S. and foreign: 30%, and (b) debt securities, including U.S. bonds: 70%. Actual allocations at September 30, 2023 approximated these targets. The U.S. plan held no shares of Company common stock at September 30, 2023. Investment objectives are similar for non-U.S. pension arrangements, subject to local requirements.

The following table presents plan pension expense:

	For the Years Ended September 30,					
	U.S.			International		
	2023	2022	2021	2023	2022	2021
Service cost	$ —	$ —	$ —	$ 0.3	$ 0.6	$ 0.7
Interest cost	19.9	12.7	13.0	3.6	1.8	1.6
Expected return on plan assets	(20.3)	(22.8)	(22.4)	(3.2)	(3.2)	(3.2)
Recognized net actuarial loss	2.1	6.4	7.4	0.6	0.8	1.5
Settlement loss recognized on other pension plans	50.2	—	0.2	—	0.2	—
Net periodic expense/(benefit)	$ 51.9	$ (3.7)	$ (1.8)	$ 1.3	$ 0.2	$ 0.6

The service cost component of the net periodic expense/(benefit) above is recorded in Selling, general and administrative expense (SG&A) on the Consolidated Statement of Earnings and Comprehensive Income, while the remaining components are recorded to Other items, net.

Amounts expected to be amortized from accumulated other comprehensive loss into net period benefit cost during the year ending September 30, 2024 are net actuarial losses of $1.8 for the U.S. Plan and $0.9 for the International plans.

The following table presents assumptions, which reflect weighted averages for the component plans, used in determining the above information:

(Dollars in millions, except per share)

	September 30,					
	U.S.			International		
	2023	2022	2021	2023	2022	2021
Plan obligations:						
Discount rate	6.0 %	5.6 %	2.6 %	4.0 %	4.0 %	1.3 %
Compensation increase rate	—	—	—	2.7 %	2.4 %	2.2 %
Net periodic benefit cost:						
Discount rate	5.6 %	2.6 %	2.5 %	4.0 %	1.3 %	1.0 %
Expected long-term rate of return on plan assets	5.1 %	5.2 %	5.1 %	3.6 %	2.6 %	2.6 %
Compensation increase rate	—	—	—	2.4 %	2.2 %	2.1 %

The following tables set forth the estimated fair value of Energizer's plan assets as of September 30, 2023 and 2022 segregated by level within the estimated fair value hierarchy. Refer to Note 16, Financial Instruments and Risk Management, for further discussion on the estimated fair value hierarchy and estimated fair value principles.

ASSETS AT ESTIMATED FAIR VALUE	At September 30, 2023					
	U.S. Pension Plan Assets			International Pension Plan Assets		
	Level 1	Level 2	Total	Level 1	Level 2	Total
EQUITY						
U.S. Equity	$ 20.1	$ —	$ 20.1	$ —	$ —	$ —
International Equity	0.7	—	0.7	—	7.6	7.6
DEBT						
U.S. Government	—	150.5	150.5	—	—	—
Other Government	—	—	—	—	16.0	16.0
CASH & CASH EQUIVALENTS	—	8.8	8.8	—	5.5	5.5
OTHER	—	—	—	—	7.9	7.9
Assets Measured at Net Asset Value						
U.S. Equity			22.2			—
International Equity			19.9			7.2
Corporate			—			39.2
TOTAL	$ 20.8	$ 159.3	$ 222.2	$ —	$ 37.0	$ 83.4

(Dollars in millions, except per share)

	At September 30, 2022					
	U.S. Pension Plan Assets			International Pension Plan Assets		
	Level 1	Level 2	Total	Level 1	Level 2	Total
EQUITY						
U.S. Equity	$ 32.5	$ —	$ 32.5	$ —	$ —	$ —
International Equity	1.2	—	1.2	—	7.4	7.4
DEBT						
U.S. Government	—	241.4	241.4	—	—	—
Other Government	—	—	—	—	16.0	16.0
CASH & CASH EQUIVALENTS	—	15.0	15.0	—	3.5	3.5
OTHER	—	—	—	—	7.0	7.0
Assets measured at Net Asset Value						
U.S. Equity			34.0			—
International Equity			32.8			10.2
Corporate			—			20.0
Other			—			14.2
TOTAL	$ 33.7	$ 256.4	$ 356.9	$ —	$ 33.9	$ 78.3

There were no Level 3 pension assets at September 30, 2023 and 2022.

The investment objective for plan assets is to satisfy the current and future pension benefit obligations. The investment philosophy is to achieve this objective through diversification of the retirement plan assets. The goal is to earn a suitable return with an appropriate level of risk while maintaining adequate liquidity to distribute benefit payments. The diversified asset allocation includes equity positions, as well as fixed income investments. The increased volatility associated with equities is offset with higher expected returns, while the long duration fixed income investments help dampen the volatility of the overall portfolio. Risk exposure is controlled by re-balancing the retirement plan assets back to target allocations, as needed. Investment firms managing retirement plan assets carry out investment policy within their stated guidelines. Investment performance is monitored against benchmark indices, which reflect the policy and target allocation of the retirement plan assets.

(14) Defined Contribution Plan

The Company sponsors defined contribution plans globally, which extends participation eligibility to the vast majority of employees. In the U.S., the Company matches 100% of participant's before tax or Roth contributions up to 6% of eligible compensation. Amounts charged to expense for the U.S. plan during fiscal 2023, 2022 and 2021 were $9.5, $10.4, and $10.3, respectively, and are reflected in Selling, general and administrative costs and Cost of products sold in the Consolidated Statements of Earnings and Comprehensive Income.

(15) Shareholders' Equity

The Company's articles of incorporation authorized 300 million shares of common stock and 10 million shares of preferred stock, each with a par value of $0.01 per share. As of September 30, 2023 and 2022, the Company had 77,074,245 of common stock issued. During fiscal 2022, all outstanding shares of the Company's 7.50% Series A Mandatory Convertible Preferred Stock (MCPS) automatically converted into shares of the Company's common stock, par value $0.01 per share, at a rate of 2.1739 shares of the Company's common stock for each share of preferred stock. This resulted in the issuance of approximately 4.7 million shares of common stock.

As of September 30, 2023, the Company had approximately 2.7 million shares reserved for issuance under the 2023 Plan and approximately 33,500 shares reserved for issuance under the deferred compensation plan.

On November 12, 2020, the Board of Directors approved a new share repurchase program for up to 7.5 million shares of its common stock, replacing the prior authorization from July 2015. During fiscal 2021, the Company entered into a $75.0

(Dollars in millions, except per share)

accelerated share repurchase (ASR) program. Under the terms of the agreement, approximately 1.5 million shares were delivered in fiscal 2021 and an additional approximately 0.5 million shares were delivered upon termination of the agreement on November 18, 2021. The total number of shares delivered was based on the volume-weighted average stock prices (VWAP) of the Company's common stock during the ASR period of $38.30. The Company paid the full amount of the ASR in fiscal 2021 and recorded $60.0 of treasury stock representing the approximately 1.5 million shares delivered in fiscal 2021 and the remaining $15.0 was recorded as Additional paid in capital. With the delivery of the additional shares in the first quarter of fiscal 2022, the $15.0 was reclassified to treasury stock on the Consolidated Balance Sheet.

In addition to the ASR program, the Company repurchased 500,000 shares for $21.3, at an average price of $42.61 per share during the twelve months ended September 30, 2021.

As of September 30, 2023, the Company had approximately 5.0 million shares still authorized under this authorization. Future share repurchases, if any, would be made on the open market and the timing and the amount of any purchases will be determined by the Company based on its evaluation of the market conditions, capital allocation objectives, legal and regulatory requirements and other factors.

For the twelve months ended September 30, 2023, total dividends declared to shareholders were $88.0 and $86.3 was paid. For the twelve months ended September 30, 2022, total dividends declared to shareholders were $85.5 and $84.9 was paid. For the twelve months ended September 30, 2021, total dividends declared to shareholders were $82.6 and $83.9 was paid. The dividends paid included the cumulative dividends paid upon the vesting of restricted shares during the period.

Subsequent to the fiscal year end, on November 6, 2023, the Board of Directors declared a dividend for the first quarter of fiscal 2024 of $0.30 per share of common stock, payable on December 14, 2023, to all shareholders of record as of the close of business on November 29, 2023.

Series A Mandatory Convertible Preferred Stock - In January 2019, the Company issued 2,156,250 shares of Series A (MCPS), with a par value of $0.01 per share and liquidation preference of $100.00 per share. On January 15, 2022, all outstanding shares of the Company's 7.50% Series A MCPS automatically converted into shares of the Company's common stock. There were 2,156,250 preferred shares issued and outstanding as of September 30, 2021.

Dividends on the MCPS were payable on a cumulative basis at an annual rate of 7.50% of the liquidation preference of $100.00 per share of MCPS and paid in cash. The Company paid a cash dividend of $1.875 per share of MCPS on October 15, 2021 which had been declared in fiscal 2021. On November 15, 2021, the Board of Directors declared a cash dividend of $1.875 per share of MCPS to all shareholders of record as of the close of January 1, 2022, which was paid on January 15, 2022. No dividends were paid after January 2022.

(16) Financial Instruments and Risk Management

The market risk inherent in the Company's operations creates potential earnings volatility arising from changes in currency rates, interest rates and commodity prices. The Company's policy allows derivatives to be used only for identifiable exposures and, therefore, the Company does not enter into hedges for trading or speculative purposes where the sole objective is to generate profits.

Concentration of Credit Risk – The counterparties to derivative contracts consist of a number of major financial institutions and are generally institutions with which the Company maintains lines of credit. The Company does not enter into derivative contracts through brokers nor does it trade derivative contracts on any other exchange or over-the-counter markets. Risk of currency positions and mark-to-market valuation of positions are strictly monitored at all times.

The Company continually monitors positions with, and credit ratings of, counterparties both internally and by using outside rating agencies. While nonperformance by these counterparties exposes Energizer to potential credit losses, such losses are not anticipated.

The Company sells to a large number of customers primarily in the retail trade, including those in mass merchandising, drugstore, supermarket and other channels of distribution throughout the world. Wal-Mart Stores, Inc. accounted for 14.2%, 12.9%, and 13.7% of total net sales in fiscal 2023, 2022 and 2021, respectively, primarily in North America. The Company performs ongoing evaluations of its customers' financial condition and creditworthiness, but does not generally require collateral. While the competitiveness of the retail industry presents an inherent uncertainty, the Company does not believe a

(Dollars in millions, except per share)

significant risk of loss from a concentration of credit risk exists with respect to accounts receivable.

In the ordinary course of business, the Company enters into contractual arrangements (derivatives) to reduce its exposure to commodity price and foreign currency risks. The section below outlines the types of derivatives that existed at September 30, 2023 and 2022, as well as the Company's objectives and strategies for holding these derivative instruments.

Commodity Price Risk – The Company uses raw materials that are subject to price volatility. At times, the Company uses hedging instruments to reduce exposure to variability in cash flows associated with future purchases of certain materials and commodities.

Foreign Currency Risk – A significant portion of Energizer’s product cost is more closely tied to the U.S. dollar than to the local currencies in which the product is sold. As such, a weakening of currencies relative to the U.S. dollar results in margin declines unless mitigated through pricing actions, which are not always available due to the economic or competitive environment. Conversely, a strengthening in currencies relative to the U.S. dollar can improve margins. The primary currencies to which Energizer is exposed include the Euro, the British pound, the Canadian dollar and the Australian dollar. However, the Company also has significant exposures in many other currencies which, in the aggregate, may have a material impact on the Company's operations.

Additionally, Energizer’s foreign subsidiaries enter into internal and external transactions that create nonfunctional currency balance sheet positions at the foreign subsidiary level. These exposures are generally the result of intercompany purchases, intercompany loans and, to a lesser extent, external purchases, and are revalued in the foreign subsidiary’s local currency at the end of each period. Changes in the value of the non-functional currency balance sheet positions in relation to the foreign subsidiary’s local currency results in a transaction gain or loss recorded in Other items, net on the Consolidated Statements of Earnings and Comprehensive Income. The primary currency to which Energizer’s foreign subsidiaries are exposed is the U.S. dollar.

Interest Rate Risk – Energizer has interest rate risk with respect to interest expense on variable rate debt. At September 30, 2023, Energizer had variable rate debt outstanding with a principal balance of $990.2 under the 2020 Term Loans and international borrowings. There were no outstanding borrowings on the 2020 Revolving Credit Facility at September 30, 2023.

In December 2020, the Company entered into an interest rate swap with an effective date of December 22, 2020, that fixed the variable benchmark component (LIBOR) at an interest rate of 0.95% on variable debt of $550.0. The notional value increased to $700.0 on January 22, 2021 and will stay at that value through December 22, 2024. The notional value will decrease by $100.0 on December 22, 2024 and by $100.0 each year thereafter until its termination date on December 22, 2027. The notional value of the swap was $700.0 as September 30, 2023.

In February 2023, the Company amended its Credit Agreement to transition the interest reference rate from LIBOR to SOFR. The amendment was entered into because the LIBOR rate historically used was no longer published after June 30, 2023. The Company also amended the Interest rate swap to coincide with the amended credit agreement, effectively fixing the variable benchmark component (SOFR) at an interest rate of 1.042%. There were no other changes to the interest rate swap agreement or expected timing of cash flows associated with the swap. The Company utilized expedients within ASC 848 to conclude that this modification should be accounted for as a continuation of the existing swap agreement, resulting in no impact on the Company's financial statements.

Derivatives Designated as Cash Flow Hedging Relationships – The Company has entered into a series of forward currency contracts to hedge the cash flow uncertainty of forecasted payment of inventory purchases due to short term currency fluctuations. Energizer’s primary foreign affiliates, which are exposed to U.S. dollar purchases, have the Euro, the British pound, the Canadian dollar and the Australian dollar as their local currencies. These foreign currencies represent a significant portion of Energizer's foreign currency exposure. At September 30, 2023 and 2022, Energizer had unrealized pre-tax gains of $3.3 and $16.3, respectively, included in Accumulated other comprehensive loss on the Consolidated Balance Sheets. Assuming foreign exchange rates versus the U.S. dollar remain at September 30, 2023 levels, over the next twelve months, $3.0 of the pre-tax gain included in Accumulated other comprehensive loss is expected to be recognized in earnings. Contract maturities for these hedges extend into fiscal 2025. There were 68 open foreign currency contracts at September 30, 2023, with a total notional value of approximately $179.

The Company has a hedging program on zinc purchases. The contracts were determined to be cash flow hedges and qualify for

(Dollars in millions, except per share)

cash flow hedge accounting. The contract maturities for these hedges extend into fiscal 2025. There were 18 open contracts at September 30, 2023, with a total notional value of approximately $43. The unrealized pre-tax loss on the zinc contracts was $0.7 and $6.1 at September 30, 2023 and 2022, respectively. These were included in Accumulated other comprehensive loss on the Consolidated Balance Sheet.

At September 30, 2023 and 2022, Energizer recorded an unrealized pre-tax gain of $79.8 and $86.4, respectively, on the interest rate swap agreement contracts, which was included in Accumulated other comprehensive loss on the Consolidated Balance Sheet.

Previously the Company had another interest rate swap that was terminated early in December 2020 and resulted in a $5.6 loss, which was recorded in accumulated other comprehensive loss on the Consolidated Balance Sheet. This loss was amortized into interest expense over the remainder of the interest payments associated with the Term Loan through June 2022, the original ending date of the interest rate swap.

Derivatives not Designated in Hedging Relationships - In addition, Energizer enters into foreign currency derivative contracts which are not designated as cash flow hedges for accounting purposes to hedge existing balance sheet exposures. Any gains or losses on these contracts would be offset by corresponding exchange losses or gains on the underlying exposures; thus are not subject to significant market risk. There were 6 open foreign currency derivative contracts which are not designated as cash flow hedges at September 30, 2023, with a total notional value of approximately $85.

(Dollars in millions, except per share)

The following table provides the Company's estimated fair values as of September 30, 2023 and 2022, and the amounts of losses and gains on derivative instruments classified as cash flow hedges as of and for the twelve months ended September 30, 2023 and 2022, respectively:

	At September 30, 2023	For the Year Ended September 30, 2023	
Derivatives designated as Cash Flow Hedging Relationships	**Estimated Fair Value Asset / (Liability) (1)**	**(Loss) / Gain Recognized in OCI (2)**	**Gain / (Loss) Reclassified From OCI into Income (Effective Portion) (3) (4)**
Foreign currency contracts	$ 3.3	$ (5.5)	$ 7.5
Interest rate swaps	79.8	19.4	26.0
Zinc contracts	(0.7)	3.0	(2.4)
Total	$ 82.4	$ 16.9	$ 31.1

	At September 30, 2022	For the Year Ended September 30, 2022	
Derivatives designated as Cash Flow Hedging Relationships	**Estimated Fair Value Asset / (Liability) (1)**	**Gain / (Loss) Recognized in OCI (2)**	**Gain / (Loss) Reclassified From OCI into Income (Effective Portion) (3) (4)**
Foreign currency contracts	$ 16.3	$ 20.9	$ 9.6
Interest rate swaps	86.4	75.2	(2.5)
Zinc contracts	(6.1)	(1.4)	9.4
Total	$ 96.6	$ 94.7	$ 16.5

(1) All derivative assets are presented in Other current assets or Other assets. All derivative liabilities are presented in Other current liabilities or Other liabilities.
(2) OCI is defined as other comprehensive income.
(3) Gain/(Loss) reclassified to Income was recorded as follows: Foreign currency contracts in Cost of products sold, interest rate contracts in Interest expense, and commodity contracts in Cost of products sold.
(4) Each of these hedging relationships has derivative instruments with a high correlation to the underlying exposure being hedged and has been deemed highly effective in offsetting the underlying risk.

The following table provides estimated fair values as of September 30, 2023 and 2022, and the (losses)/gains on derivative instruments not classified as cash flow hedges as of and for the twelve months ended September 30, 2023 and 2022, respectively.

	At September 30, 2023	For the Year Ended September 30, 2023
Derivatives not designated as Cash Flow Hedging Relationships	**Estimated Fair Value Liability (1)**	**Loss Recognized in Income (2)**
Foreign currency contracts	$ (1.3)	$ (2.0)

	At September 30, 2022	For the Year Ended September 30, 2022
Derivatives not designated as Cash Flow Hedging Relationships	**Estimated Fair Value Liability (1)**	**Gain Recognized in Income (2)**
Foreign currency contracts	$ (0.6)	$ 6.6

(1) All derivative liabilities are presented in Other current liabilities or Other liabilities and derivative assets are presented in Other current assets or Other assets.
(2) (Loss)/gain recognized on the Consolidated Statement of Earnings and Comprehensive Income and was recorded in Other items, net.

(Dollars in millions, except per share)

Energizer has the following recognized financial assets and financial liabilities resulting from those transactions that meet the scope of the disclosure requirements as necessitated by applicable accounting guidance for balance sheet offsetting:

Offsetting of derivative assets

		At September 30, 2023			At September 30, 2022		
Description	**Balance Sheet location**	**Gross amounts of recognized assets**	**Gross amounts offset in the Balance Sheet**	**Net amounts of assets presented in the Balance Sheet**	**Gross amounts of recognized assets**	**Gross amounts offset in the Balance Sheet**	**Net amounts of assets presented in the Balance Sheet**
Foreign Currency Contracts	Other Current Assets, Other Assets	$ 4.4	$ (1.0)	$ 3.4	$ 18.0	$ —	$ 18.0

Offsetting of derivative liabilities

		At September 30, 2023			At September 30, 2022		
Description	**Balance Sheet location**	**Gross amounts of recognized liabilities**	**Gross amounts offset in the Balance Sheet**	**Net amounts of liabilities presented in the Balance Sheet**	**Gross amounts of recognized liabilities**	**Gross amounts offset in the Balance Sheet**	**Net amounts of liabilities presented in the Balance Sheet**
Foreign Currency Contracts	Other Current Liabilities, Other Liabilities	$ (2.4)	$ 1.0	$ (1.4)	$ (2.3)	$ —	$ (2.3)

Fair Value Hierarchy – Accounting guidance on fair value measurements for certain financial assets and liabilities requires that assets and liabilities carried at fair value be classified in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs reflecting the reporting entity's own assumptions or external inputs from inactive markets.

Under the fair value accounting guidance hierarchy, an entity is required to maximize the use of quoted market prices and minimize the use of unobservable inputs. The following table sets forth the Company's financial assets and liabilities, which are carried at fair value, as of September 30, 2023 and 2022 that are measured on a recurring basis during the period, segregated by level within the fair value hierarchy:

	Level 2	
	September 30,	
	2023	**2022**
(Liabilities)/Assets at estimated fair value:		
Deferred Compensation	$ (21.0)	$ (24.6)
Derivatives - Foreign Currency contracts	3.3	16.3
Derivatives - Foreign Currency contracts (non-hedge)	(1.3)	(0.6)
Derivatives - Interest Rate Swaps	79.8	86.4
Derivatives - Zinc contracts	(0.7)	$ (6.1)
Net Assets at estimated fair value	$ 60.1	$ 71.4

Energizer had no level 1 financial assets or liabilities, other than pension plan assets, and no level 3 financial assets or liabilities at September 30, 2023 and 2022. The Company does measure certain assets and liabilities, such as Goodwill and Other intangibles, at fair value on a non-recurring basis using level 3 inputs. During the fiscal year ended September 30, 2022, the Company recorded goodwill and indefinite-lived intangible asset impairment charges of $541.9. These losses were recorded as Impairment of goodwill and intangible assets in the Consolidated Statement of Earnings. Refer to Note 11 Goodwill and

(Dollars in millions, except per share)

Intangible Assets for additional information. There were no level 3 fair value measurement losses recognized during the fiscal years ended September 30, 2023 and 2021.

Due to the nature of cash and cash equivalents and restricted cash, carrying amounts on the balance sheets approximate estimated fair value. The estimated fair value of cash was determined based on level 1 inputs and cash equivalents and restricted cash are determined based on level 2 inputs.

At September 30, 2023 and 2022, the estimated fair value of the Company's unfunded deferred compensation liability is determined based upon the quoted market prices of investment options that are offered under the plan. The estimated fair value of foreign currency contracts, interest rate swap and zinc contracts, as described above, is the amount that the Company would receive or pay to terminate the contracts, considering first, quoted market prices of comparable agreements, or in the absence of quoted market prices, such factors as interest rates, currency exchange rates and remaining maturities.

At September 30, 2023 and 2022, the fair market value of fixed rate long-term debt was $2,000.9 and $1,795.7, respectively, compared to its carrying value of $2,362.2 and $2,337.1, respectively. The estimated fair value of the long-term debt is estimated using yields obtained from independent pricing sources for similar types of borrowing arrangements. The estimated fair value of fixed rate long-term debt has been determined based on level 2 inputs.

(17) Other Commitments and Contingencies

In the ordinary course of business, the Company also enters into supply and service contracts. These contracts can include either volume commitments or fixed expiration dates, termination provisions and other standard contractual considerations. At September 30, 2023, the Company had approximately $8.3 of purchase obligations.

(18) Accumulated Other Comprehensive (Loss)/Income

The following table presents the changes in accumulated other comprehensive (loss)/income (AOCI), net of tax by component:

	Foreign Currency Translation Adjustments (1)(2)	Pension Activity	Zinc Contracts	Foreign Currency Contracts	Interest Rate Swap	Total
Balance at September 30, 2020	$ (137.4)	$ (163.5)	$ 3.4	$ (4.1)	$ (6.1)	(307.7)
OCI before reclassifications	27.6	22.0	3.4	(0.2)	7.6	60.4
Reclassifications to earnings	—	7.1	(3.2)	7.9	5.1	16.9
Balance at September 30, 2021	$ (109.8)	$ (134.4)	$ 3.6	$ 3.6	$ 6.6	$ (230.4)
OCI before reclassifications	23.3	(11.8)	(1.0)	15.2	57.3	83.0
Reclassifications to earnings	8.8	5.7	(7.2)	(7.1)	1.9	2.1
Balance at September 30, 2022	$ (77.7)	$ (140.5)	$ (4.6)	$ 11.7	$ 65.8	$ (145.3)
OCI before reclassifications	(11.8)	(10.2)	2.3	(4.1)	14.8	(9.0)
Reclassifications to earnings	(0.2)	40.4	1.8	(5.5)	(19.9)	16.6
Balance at September 30, 2023	$ (89.7)	$ (110.3)	$ (0.5)	$ 2.1	$ 60.7	$ (137.7)

(1) Foreign currency translation adjustments reclassified into earnings due to entity liquidations or substantial entity liquidations for fiscal 2023 and 2022 were recorded in Other items, net on the Consolidated Statement of Earnings. There were no tax impacts from these reclassifications.
(2) The Company has revised the presentation of Foreign Currency Translation Adjustments in fiscal 2022 to show the amounts reclassified into earnings. This revision is a change to the Company's footnote disclosure only and had no impact on the Consolidated Statement of Earnings and Comprehensive Income or the Consolidated Balance Sheet for fiscal 2022 or 2023.

(Dollars in millions, except per share)

The following table presents the reclassifications from AOCI:

Amount Reclassified from AOCI (1)	For the Years Ended September 30, 2023	2022	2021	Affected Line Item in the Consolidated Statements of Earnings
Gains and losses on cash flow hedges				
Foreign exchange contracts	$ (7.5)	$ (9.6)	$ 10.4	Cost of products sold
Interest rate swaps	(26.0)	2.5	6.7	Interest expense
Zinc contracts	2.4	(9.4)	(4.2)	Cost of products sold
	(31.1)	(16.5)	12.9	(Earnings) / Loss before income taxes
	7.5	4.1	(3.1)	Income tax provision / (benefit)
	$ (23.6)	$ (12.4)	$ 9.8	
Amortization of defined benefit pension items				
Actuarial losses	$ 2.7	$ 7.2	$ 8.9	(2)
Settlement losses on other plans	50.2	0.2	0.2	(2)
	52.9	7.4	9.1	Loss before income taxes
	(12.5)	(1.7)	(2.0)	Income tax benefit
	$ 40.4	$ 5.7	$ 7.1	
Total reclassifications for the period	$ 16.8	$ (6.7)	$ 16.9	

(1) Amounts in parentheses indicate credits to Consolidated Statements of Earnings.

(2) These AOCI components are included in the computation of net periodic benefit cost (see Note 13, Pension Plans, for further details) and recorded in Other items, net.

(Dollars in millions, except per share)

(19) Supplemental Financial Statement Information

The components of certain income statement accounts are as follows:

	For the Years Ended September 30,		
Other items, net	**2023**	**2022**	**2021**
Interest income	$ (8.9)	$ (1.0)	$ (0.7)
Foreign currency exchange loss	17.3	7.8	5.5
Pension cost/(benefit) other than service costs (1)	2.7	(4.1)	(1.9)
Settlement loss on U.S. pension annuity buy out (1)	50.2	—	—
Exit of Russian Market (2)	—	7.5	—
Gain on finance lease termination (3)	—	(4.5)	—
Gain on sale of assets (4)	—	—	(3.3)
Other	(4.2)	1.6	(2.5)
Total Other items, net	$ 57.1	$ 7.3	$ (2.9)

(1) See Note 13, Pension Plans, for additional information on this item.
(2) Exiting the Russian market in fiscal 2022 resulted in currency impacts recorded in Other items, net of $7.5.
(3) See Note 10, Leases, for additional information on this item.
(4) See Note 5, Restructuring, for additional information on this item.

The components of certain balance sheet accounts are as follows:

	September 30,	
Inventories	**2023**	**2022**
Raw materials and supplies	$ 113.5	$ 115.9
Work in process	258.5	201.6
Finished products	277.7	454.1
Total inventories	$ 649.7	$ 771.6
Other Current Assets		
Miscellaneous receivables	$ 20.8	$ 29.9
Prepaid expenses	83.6	90.9
Value added tax collectible from customers	30.6	27.7
Other	37.0	42.9
Total other current assets	$ 172.0	$ 191.4
Property, plant and equipment		
Land	$ 12.9	$ 14.4
Buildings	135.2	120.7
Machinery and equipment	832.9	828.2
Construction in progress	69.7	50.1
Finance leases	39.2	39.0
Total gross property	1,089.9	1,052.4
Accumulated depreciation	(726.2)	(690.3)
Total property, plant and equipment, net	$ 363.7	$ 362.1

(Dollars in millions, except per share)

	September 30,	
	2023	2022
Other Current Liabilities		
Accrued advertising, sales promotion and allowances	$ 12.9	$ 13.4
Accrued trade promotions	52.7	57.7
Accrued freight and warehousing	35.1	37.2
Accrued salaries, vacations and incentive compensation	57.9	60.6
Accrued interest expense	20.5	20.5
Restructuring and related costs reserve	17.1	1.7
Income taxes payable	36.9	36.7
Other	92.5	106.1
Total other current liabilities	$ 325.6	$ 333.9
Other Liabilities		
Pensions and other retirement benefits	$ 55.0	$ 49.3
Deferred compensation	17.4	19.8
Mandatory transition tax	12.8	16.7
Restructuring and related costs reserve	2.5	—
Other non-current liabilities	47.8	52.3
Total other liabilities	$ 135.5	$ 138.1

	For the Years Ended September 30,		
Allowance for Doubtful Accounts	2023	2022	2021
Balance at beginning of year	$ 2.9	$ 2.9	$ 2.8
Provision charged to expense, net of reversals	1.9	(0.4)	1.2
Write-offs, less recoveries, translation, other	(0.2)	0.4	(1.1)
Balance at end of year	$ 4.6	$ 2.9	$ 2.9

	For the Years Ended September 30,		
Income Tax Valuation Allowance	2023	2022	2021
Balance at beginning of year	$ 11.6	$ 15.1	$ 13.1
Provision charged to expense, net of reversals	0.6	2.3	1.8
Reversal of provision charged to expense	(6.4)	(3.8)	(2.1)
Translation, other	0.2	(2.0)	2.3
Balance at end of year	$ 6.0	$ 11.6	$ 15.1

The components of certain cash flow statement components are as follows:

	For the Years Ended September 30,		
Certain items from Operating Cash Flow Activities	2023	2022	2021
Interest paid	$ 159.6	$ 142.6	$ 172.7
Income taxes paid, net	62.7	54.5	65.0

(20) Environmental and Regulatory

Government Regulation and Environmental Matters – The operations of Energizer are subject to various federal, state, foreign and local laws and regulations intended to protect the public health and the environment. These regulations relate primarily to

worker safety, air and water quality, underground fuel storage tanks and waste handling, collection, recycling and disposal. In connection with some sites, Energizer has been identified as a "potentially responsible party" (PRP) under the Comprehensive Environmental Response, Compensation and Liability Act and may be required to share in the cost of cleanup with respect to certain federal "Superfund" sites. Energizer may also be required to share in the cost of cleanup with respect to state-designated sites or other sites outside of the U.S.

Accrued environmental costs at September 30, 2023 were $14.0, of which $3.9 is expected to be spent during fiscal 2024. It is difficult to quantify with certainty the cost of environmental matters, particularly remediation and future capital expenditures for environmental control equipment. Environmental spending estimates could be modified as a result of changes in legal requirements or the enforcement or interpretation of existing requirements.

Legal Proceedings – The Company and its affiliates are subject to a number of legal proceedings in various jurisdictions arising out of its operations. Many of these legal matters are in preliminary stages and involve complex issues of law and fact, and may proceed for protracted periods of time. The amount of liability, if any, from these proceedings cannot be determined with certainty. The Company and its affiliates are a party to legal proceedings and claims that arise during the ordinary course of business. The Company reviews its legal proceedings and claims, regulatory reviews and inspections on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for those contingencies where the incurrence of a loss is probable and can be reasonably estimated, and discloses the amount accrued and the amount of a reasonably possible loss in excess of the amount accrued, if such disclosure is necessary for our financial statements to not be misleading. The Company does not record liabilities when the likelihood that the liability has been incurred is probable, but the amount cannot be reasonably estimated. Based upon present information, the Company believes that its liability, if any, arising from such pending legal proceedings, asserted legal claims and known potential legal claims which are likely to be asserted, is not reasonably likely to be material to the Company's financial position, results of operations, or cash flows, taking into account established accruals for estimated liabilities.

Item 9. *Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.*

Not applicable.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), evaluated the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, (the Exchange Act) as of September 30, 2023. Based on that evaluation, our CEO and CFO concluded that, as of that date, our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed in reports that we file or submit is recorded, processed, summarized and reported accurately and within the time periods specified, and that such information is accumulated and communicated to the Company's management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosures.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate control over financial reporting, as defined under Exchange Act rules 13a-15(f) and 15d-15(f). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management determined that our internal control over financial reporting was effective as of September 30, 2023.

The effectiveness of our internal control over financial reporting as of September 30, 2023 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended September 30, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other Information*

Rule 10b5-1 Trading Plans

During the three months ended September 30, 2023, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.*

Not applicable.

Part III.

Item 10. *Directors, Executive Officers and Corporate Governance.*

The information required by this item, appearing under the Section captioned "Information About Our Executive Officers" in Item 4A, Part I of this Annual Report on Form 10-K, and the information which will be in our Proxy Statement under the captions "Board of Directors - Information about Nominees" and "Corporate Governance," is hereby incorporated by reference.

The information required by this item with respect to Section 16(a) beneficial ownership reporting compliance will be set forth in our Proxy Statement under the caption "Additional Information - Delinquent Section 16(a) Reports" and is incorporated herein by reference.

The Company has adopted business practices and standards of conduct that are applicable to all employees, including its Chief Executive Officer, Executive Vice President and Chief Financial Officer, and Controller. The Company has also adopted a code of conduct applicable to the Board of Directors. The code has been posted on the Company's website at www.energizerholdings.com under "Investors – Corporate Governance." In the event that an amendment to, or a waiver from, a provision of the code of conduct occurs and it is determined that such amendment or waiver is subject to the disclosure provisions of Item 5.05 of Form 8-K, the Company intends to satisfy such disclosure by posting such information on its website for at least a 12-month period.

The Company has also adopted a Securities Trading Policy that governs the purchase, sale, and/or other dispositions of the purchase, sale, and/or other dispositions of the Company's securities by directors, officers, and colleagues that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations and listing standards applicable to the Company. A copy of the Company's Securities Trading Policy is filed as Exhibit 19 to this Annual Report on Form 10-K.

Item 11. *Executive Compensation.*

The information required by this item, which will be in our Proxy Statement under the captions "Board of Directors – Director Compensation", "Executive Compensation," "Corporate Governance - Committee Composition - Compensation Committee Interlocks and Insider Participation" and "Executive Compensation - Human Capital Committee Report," is hereby incorporated by reference. The information contained in "Executive Compensation - Human Capital Committee Report" shall not be deemed to be "filed" with the SEC or subject to the liabilities of the Exchange Act, except to the extent that the Company specifically incorporates such information into a document filed under the Securities Act or the Exchange Act.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.*

The information required by this item, which will be in our Proxy Statement under the captions "Additional Information - Stock Ownership Information," and "Executive Compensation - Equity Compensation Plan Information" is hereby incorporated by reference.

Item 13. *Certain Relationships and Related Transactions, and Director Independence.*

The information required by this item, which will be in our Proxy Statement under the captions "Board of Directors - Criteria, Qualifications, Experience and Independence" and "Additional Information – Certain Relationships and Related Transactions," is hereby incorporated by reference.

Item 14. *Principal Accountant Fees and Services.*

The information required by this item, which will be in our Proxy Statement under the caption "Audit Committee Matters - Proposal 2: Ratification of Selection of our Independent Registered Public Accounting Firm" and "Audit Committee Matters - Audit Committee Pre-Approval Policy" is hereby incorporated by reference.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

Documents filed with this report:

    1.   Financial statements included as part of this document as Item 8:

- Report of Independent Registered Public Accounting Firm.
- Consolidated Statements of Earnings and Comprehensive Income -- for years ended September 30, 2023, 2022, and 2021.
- Consolidated Balance Sheets -- at September 30, 2023 and 2022.
- Consolidated Statements of Cash Flows -- for years ended September 30, 2023, 2022 and 2021.
- Consolidated Statements of Shareholders' Equity -- at September 30, 2023, 2022 and 2021.
- Notes to Consolidated Financial Statements.

Financial statements of the Registrant's 50% or less owned companies have been omitted because, in the aggregate, they are not significant.

    2.   Financial Statement Schedules.

Schedules not included have been omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

    3.   Exhibits Required by Item 601 of Regulation S-K. Pursuant to the Instructions to Exhibits, certain instruments defining the rights of holders of long-term debt securities of the Company and its consolidated subsidiaries are not filed because the total amount of securities authorized under any such instrument does not exceed 10 percent of the total assets of the Company and its subsidiaries on a consolidated basis. A copy of such instrument will be furnished to the Securities and Exchange Commission upon request.

Exhibit No.	Exhibit Description
2.1#†	Separation and Distribution Agreement by and between Energizer Holdings, Inc. (f/k/a Energizer SpinCo, Inc.) and Edgewell Personal Care Company (f/k/a Energizer Holdings, Inc.) dated as of June 25, 2015 (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed June 29, 2015).
2.2#	Tax Matters Agreement by and between Energizer Holdings, Inc. (f/k/a Energizer SpinCo, Inc.) and Edgewell Personal Care Company (f/k/a Energizer Holdings, Inc.) dated as of June 26, 2015 (incorporated by reference to Exhibit 2.2 to the Company's Current Report on Form 8-K filed June 29, 2015).
2.3#†	Acquisition Agreement, dated as of January 15, 2018, by and among the Company and Spectrum Brands Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed January 16, 2018).
2.4#†	Amended and Restated Acquisition Agreement, dated as of November 15, 2018, by and between Energizer Holdings, Inc. and Spectrum Brands Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed November 15, 2018).
2.5#†	Acquisition Agreement, dated as of November 15, 2018, by and between Energizer Holdings, Inc. and Spectrum Brands Holdings, Inc. (incorporated by reference to Exhibit 2.2 to the Company's Current Report on Form 8-K filed November 15, 2018).
2.6#†	Acquisition Agreement, dated May 29, 2019, between the Company and Varta Aktiengesellschaft (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed May 29, 2019).
3.1	Third Amended and Restated Articles of Incorporation of Energizer Holdings, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed January 29, 2018).
3.2	Fifth Amended and Restated Bylaws of Energizer Holdings, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed November 9, 2023).

4.1	Indenture, dated July 1, 2020, by and among Energizer Holdings, Inc., the Guarantors party thereto from time to time and The Bank Of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to the Company's current report on Form 8-K filed July 1, 2020).
4.2	Form of 4.750% Senior Notes due 2028 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed July 1, 2020).
4.3	Indenture, dated September 30, 2020, by and among Energizer Holdings, Inc., the Guarantors party thereto from time to time and The Bank Of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to the Company's current report on Form 8-K filed October 1, 2020).
4.4	Form of 4.375% Senior Notes due 2029 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed October 1, 2020).
4.5	Indenture, dated as of June 23, 2021, by and among Energizer Gamma Acquisition B.V., the Guarantors party thereto from time to time, The Bank of New York Mellon Trust Company, N.A., as Trustee and Registrar, and The Bank of New York Mellon, London Branch, as Paying Agent (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed June 23, 2021).
4.6	Form of 3.500% Senior Notes due 2029 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed June 23, 2021).
4.7	Indenture, dated March 8, 2022, by and among Energizer Holdings, Inc., the Guarantors party thereto from time to time and The Bank Of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to the Company's current report on Form 8-K filed March 8, 2022).
4.8	Form of 6.500% Senior Notes due 2027 (incorporated by reference to Exhibit 4.1 to the Company's current report on Form 8-K filed March 8, 2022).
4.9	Description of Securities (incorporated by reference to Exhibit 4.10 to the Company's Annual Report on Form 10-K filed November 15, 2022).
10.1@	Energizer Holdings, Inc. Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to Amendment No. 3 to the Company's Registration Statement on Form 10 filed on May 27, 2015).
10.2@	First Amendment to the Energizer Holdings, Inc. Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed November 18, 2015).
10.3	Trademark License Agreement by and between Edgewell Personal Care Company (f/k/a Energizer Holdings, Inc.) and Energizer Brands, LLC dated June 25, 2015 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed June 29, 2015).
10.4	Trademark License Agreement by and between Edgewell Personal Care Company (f/k/a Energizer Holdings, Inc.) and Wilkinson Sword Gmbh, as licensors, and Energizer Holdings, Inc. (f/k/a Energizer SpinCo, Inc.) dated June 25, 2015 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed June 29, 2015).
10.5	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.3 to Amendment No. 2 to the Company's Registration Statement on Form 10 filed on May 11, 2015).
10.6@	Energizer Holdings, Inc. Executive Officer Bonus Plan and performance criteria thereunder (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed July 8, 2015).

10.7@	First Amendment to the Energizer Holdings, Inc. Executive Officer Bonus Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed August 2, 2017).
10.8@	Form of Change of Control Employment Agreement (incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K filed November 15, 2022).
10.9@	Energizer Holdings, Inc. Executive Severance Plan (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed July 8, 2015).
10.10@	Energizer Holdings, Inc. Deferred Compensation Plan (incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K filed July 8, 2015).
10.11@	First Amendment to the Energizer Holdings, Inc. Deferred Compensation Plan (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on form 10-Q filed August 1, 2018).
10.12@	Energizer Holdings, Inc. Executive Savings Investment Plan (incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K filed July 8, 2015).
10.13@	First Amendment to the Energizer Holdings, Inc. Executive Savings Investment Plan. (incorporated by reference to Exhibit 10.16 to the Company's Current Report on Form 10-K filed November 14, 2017).
10.14@	Second Amendment to the Energizer Holdings, Inc. Executive Savings Investment Plan (incorporated by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K filed November 14, 2017).
10.15@	Third Amendment to the Energizer Holdings, Inc. Executive Savings Investment Plan (incorporated by reference to Exhibit 10.24 to the Company's Current Report on form 10-K filed November 16, 2018).
10.16	Amended and Restated Credit Agreement dated December 22, 2020, by and among Energizer Holdings, Inc., JPMorgan Chase Bank, N.A. as administrative agent and lender parties thereto (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed December 22, 2020).
10.17	Incremental Term Loan Amendment No. 1 dated January 7, 2021, by and among Energizer Holdings, Inc., certain of its subsidiaries, as guarantors, JPMorgan Chase Bank, N.A., as administrative agent, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed January 8, 2021).
10.18	Amendment No. 2 and Increasing Lender Supplement, dated as of December 31, 2021, to the Amended and Restated Credit Agreement dated as of December 22, 2020 by and among the Company, each of the lenders identified therein and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed January 5, 2022).
10.19	Amendment No. 3 dated as of February 22, 2023, to the Amended and Restated Credit Agreement dated as of December 22, 2020 by and among the Company, each of the lenders identified therein and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed May 8, 2023).
10.20@	Energizer Holdings, Inc. Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed January 27, 2020).
10.21@	Form of Restricted Stock Unit Award Agreement under the Energizer Holdings, Inc. Omnibus Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed February 5, 2020).

10.22@	Form of Restricted Stock Unit Award Agreement for directors under the Energizer Holdings, Inc. Omnibus Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q filed February 5, 2020).
10.23@	Form of Performance Restricted Stock Unit Award Agreement under the Energizer Holdings, Inc. Omnibus Incentive Plan (incorporated by reference to Exhibit 10.30 to the Company's Annual Report on Form 10-K filed November 17, 2020).
10.24@	Form of Performance Restricted Stock Equivalent Award Agreement under the Energizer Holdings, Inc. Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's quarterly report on Form 10-Q filed February 7, 2022).
10.25@	Robin Vauth Employment Agreement, dated as of August 29, 2007 and amended as of November 23, 2016 (incorporated by reference to Exhibit 10.30 to the Company's Annual Report on Form 10-K filed November 15, 2022).
10.26@	Energizer Holdings, Inc. 2023 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on January 31, 2023).
10.27@	Form of Restricted Stock Unit Award Agreement under the Energizer Holdings, Inc. 2023 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on February 6, 2023).
10.28@	Form of Performance Restricted Stock Unit Award Agreement under the Energizer Holdings, Inc. 2023 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed on February 6, 2023)
10.29@	Form of Director Restricted Stock Unit Award Agreement under the Energizer Holdings, Inc. 2023 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed on February 6, 2023).
10.30@*	Separation and Transition Agreement dated August 5, 2023, by and between Susan K. Drath and Energizer Brands, LLC.
19*	Securities Trading Policy adopted on May 1, 2023.
21*	List of Subsidiaries.
23*	Consent of Independent Registered Public Accounting Firm.
24*	Power of Attorney (included on the Signatures page hereto)
31.1*	Certification of periodic financial report by the Chief Executive Officer of Energizer Holdings, Inc. pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of periodic financial report by the Chief Financial Officer of Energizer Holdings, Inc. pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of periodic financial report pursuant to 18 U.S.C. Section 1350, adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002, by the Chief Executive Officer of Energizer Holdings, Inc.

32.2*	Certification of periodic financial report pursuant to 18 U.S.C. Section 1350, adopted pursuant to Section 906 of the Sarbanes- Oxley Act of 2002, by the Chief Financial Officer of Energizer Holdings, Inc.
101.INS*	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (Formatted as Inline XBRL and contained in Exhibit 101)

*   Filed herewith.

\#   The Company undertakes to furnish supplementally a copy of any omitted schedule or exhibit to such agreement to the Securities and Exchange Commission.

@   Denotes a management contract or compensatory plan or arrangement.

†   These exhibits referenced herewith were filed to provide investors with information regarding their terms. They are not intended to provide any other factual information about the Company, the counterparties or the related businesses contemplated thereby. In particular, the assertions embodied in the representations and warranties in the agreements were made as of a specified date, are modified or qualified by information in a confidential disclosure letter prepared in connection with the execution and delivery of the agreements, may be subject to a contractual standard of materiality different from what might be viewed as material to shareholders, or may have been used for the purpose of allocating risk between the parties. Accordingly, the representations and warranties in the agreements are not necessarily characterizations of the actual state of facts about the Company, the counterparty(ies), or the related business contemplated thereby at the time they were made or otherwise and should only be read in conjunction with the other information that the Company makes publicly available in reports, statements and other documents filed with the SEC.

Item 16. *Form 10-K Summary*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERGIZER HOLDINGS, INC.

By /s/ Mark S. LaVigne
_____
Mark S. LaVigne
President and Chief Executive Officer

Date: November 14, 2023

**POWER OF ATTORNEY**

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mark S. LaVigne, John J. Drabik and Sara B. Hampton, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and any other regulatory authority, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and as of the date indicated.

Signature	Title
/s/ Mark S. LaVigne	
Mark S. LaVigne (principal executive officer)	President, Chief Executive Officer and Director
/s/ John J. Drabik	
John J. Drabik (principal financial officer)	Executive Vice President and Chief Financial Officer
/s/ Sara B. Hampton	
Sara B. Hampton (principal accounting officer)	Vice President, Global Controller and Chief Accounting Officer
/s/ Patrick J. Moore	
Patrick J. Moore	Independent Chairman of the Board of Directors
/s/ Carlos Abrams-Rivera	
Carlos Abrams-Rivera	Director
/s/ Cynthia J. Brinkley	
Cynthia J. Brinkley	Director
/s/ Rebecca Frankiewicz	
Rebecca Frankiewicz	Director
/s/ Kevin J. Hunt	
Kevin J. Hunt	Director
/s/ James C. Johnson	
James C. Johnson	Director
/s/ Donal L. Mulligan	
Donal L. Mulligan	Director
/s/ Nneka Rimmer	
Nneka Rimmer	Director
/s/ Robert V. Vitale	
Robert V. Vitale	Director

Date: November 14, 2023